As confidentially submitted to the Securities and Exchange Commission on October 30, 2017

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Odonate Therapeutics, LLC

(to be converted into Odonate Therapeutics, Inc.)

(Exact name of registrant as specified in its charter)

Delaware	2834	46-2248457
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4747 Executive Drive, Suite 510

San Diego, CA 92121

(858) 731-8180

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kevin C. Tang

Chairman and Chief Executive Officer

Odonate Therapeutics, LLC

4747 Executive Drive, Suite 510

San Diego, CA 92121

(858) 731-8180

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

With copies to:

Ryan A. Murr Andrew K. Hirsch Gibson, Dunn & Crutcher LLP 555 Mission Street San Francisco, CA 94105 (415) 393-8373	Mark V. Roeder Brian D. Paulson Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 (650) 328-4600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	$	$

(1)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the additional shares that the underwriters have the option to purchase from the registrant, if any. See “Underwriting.”

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated October 30, 2017.

Shares

Common Stock

This is an initial public offering of shares of common stock of Odonate Therapeutics, Inc. All of the              shares of common stock are being sold by the company.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $         and $        . We have applied to list our common stock on the NASDAQ Global Select Market under the symbol “ODT.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements in future reports after the closing of this offering. See “Business—Implications of Being an Emerging Growth Company.”

See “Risk Factors” beginning on page 11 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body have approved or disapproved these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” beginning on page 116 for additional information regarding underwriting compensation.

To the extent that the underwriters sell more than                          shares of common stock, the underwriters have the option to purchase up to an additional                          shares from Odonate Therapeutics, Inc. at the initial price to public, less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                 , 2017.

Goldman Sachs & Co. LLC	Jefferies

Cowen

Prospectus dated                 , 2017.

Our initial focus is on the development of tesetaxel, a novel, orally administered taxane. Taxanes are one of the most widely prescribed classes of chemotherapy agents, with more than 2.8 million cycles administered in Europe and the U.S. in 2016. We believe that tesetaxel may represent an effective treatment option for patients with cancer while providing quality-of-life advantages over existing chemotherapies, including the currently available taxanes.

Most Chemotherapies Are Given Intravenously (IV) in an Infusion Center

Tesetaxel Is a Capsule Taken by Mouth

Tesetaxel's benefits may include:

- Oral administration with a low pill burden and a patient-friendly dosing regimen;
- No solubilizing agents known to cause hypersensitivity (allergic) reactions; and
- Activity against chemotherapy-resistant tumors.

odonate THERAPEUTICS

You should rely only on the information contained in this prospectus or in any free-writing prospectus we may authorize to be delivered or made available to you. We have not, and the underwriters have not, authorized anyone to provide you with additional or different information, and we take no responsibility for and cannot provide any assurance as to the reliability of any other information others may give you. We are not, and the underwriters are not, making an offer to sell shares of our common stock in any jurisdiction where the offer or sale is not permitted. The information in this prospectus or any free-writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock, which we refer to in this prospectus as “common stock.” You should read the entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes to those financial statements, before making an investment decision. Some of the statements in this summary constitute forward-looking statements. See “Special Note Regarding Forward-Looking Statements.” In this prospectus, unless context requires otherwise, references to “we,” “us,” “our,” “Odonate” or “the Company” refer to: (i) Odonate Therapeutics, LLC before the completion of the Conversion described below; and (ii) Odonate Therapeutics, Inc. as of and following the completion of the Conversion. Additionally, references to our “Board” refer to: (i) prior to the date of the Conversion, the board of directors of Odonate Therapeutics, LLC; and (ii) following the date of the Conversion, the board of directors of Odonate Therapeutics, Inc.

Our Company

We are a pharmaceutical company dedicated to the development of best-in-class therapeutics that improve and extend the lives of patients with cancer. Our initial focus is on the development of tesetaxel, a novel chemotherapy agent that belongs to a class of drugs known as taxanes, which are widely used in the treatment of cancer. Tesetaxel has several potential therapeutic advantages over currently available taxanes, including: oral administration with a low pill burden and a patient-friendly dosing regimen; a formulation that does not contain solubilizing agents that are known to cause hypersensitivity (allergic) reactions; and improved activity against chemotherapy-resistant tumors. Tesetaxel has been generally well tolerated in clinical studies and has demonstrated robust single-agent antitumor activity in two Phase 2 studies in patients with locally advanced or metastatic breast cancer (“MBC”). We expect to begin enrolling patients in our multinational, multicenter, randomized, Phase 3 study in MBC, known as CONTESSA, in the fourth quarter of 2017 and report top-line results from this study in 2020. Our goal for tesetaxel is to develop an effective chemotherapy choice for patients that provides quality-of-life advantages over current alternatives.

Breast Cancer and Its Treatment

Breast cancer is the second-most common cancer worldwide, with an estimated 1.8 million new cases diagnosed per year. In Europe, an estimated 494,000 new cases are diagnosed and approximately 143,000 women will die of the disease each year, making it the leading cause of cancer death in women. In the U.S., an estimated 255,000 new cases are diagnosed and approximately 41,000 women will die of the disease each year, making it the second-leading cause of cancer death in women.

Breast cancer typically is staged (Stage 0-IV) based on the size of the tumor, whether or not the tumor is invasive, whether or not the cancer is in the lymph nodes, and whether or not the cancer has spread (metastasized) to other parts of the body beyond the breast. For most patients diagnosed with early breast cancer who undergo surgical treatment, the prognosis is good; the 5-year survival rate for these patients is approximately 94%. However, the prognosis for patients with MBC (which includes patients who relapsed following surgery as well as patients who are inoperable upon initial diagnosis) remains poor; the 5-year survival rate for metastatic disease is approximately 22%, making MBC an area of continued, high unmet medical need.

Breast cancer is a heterogeneous disease comprised of several molecular subtypes, which are commonly grouped into clinical subtypes based on receptor status. Human epidermal growth factor receptor 2 (“HER2”) negative, hormone receptor (“HR”) positive disease, which represents the majority of all MBC cases, remains an area of high unmet medical need. Over the past two decades, only modest survival benefits have been achieved in this patient population; hence, treatment goals emphasize controlling disease-related symptoms, minimizing toxicity and maximizing quality-of-life. Patients with HER2 negative, HR positive MBC are typically treated with endocrine therapy (with or without targeted agents such as a cyclin-dependent kinase (“CDK”) 4/6 inhibitor), chemotherapy, or both.

Endocrine agents, which target certain hormone receptors inside and on the surface of tumor cells with the goal of slowing tumor growth, are generally preferred as initial treatment prior to chemotherapy for most patients with HER2 negative, HR positive MBC. The recently approved CDK 4/6 inhibitor palbociclib, an orally administered therapy, has significantly improved outcomes for patients with MBC when used in combination with endocrine agents. However, virtually all MBC patients on endocrine therapy will eventually progress and require subsequent treatment with chemotherapy.

Chemotherapy agents currently available for the treatment of HER2 negative, HR positive MBC, including the preferred agents, capecitabine and the approved taxanes, paclitaxel, nab-paclitaxel and docetaxel, generally are limited by their toxicity and negative impact on quality-of-life. Paclitaxel, the most commonly used taxane in the treatment of MBC, is formulated with a solubilizing agent known to cause hypersensitivity reactions, is associated with significant side effects such as alopecia (hair loss) and peripheral neuropathy (weakness, numbness and/or pain from damage to the nerves), and, like all currently available taxanes, must be administered intravenously, typically at an infusion center. These infusion center visits generally are required weekly and are several hours in duration. Therapies given intravenously at an infusion center often are associated with:

•	Fear of needles and associated complications;

•	Anxiety, including institutional-triggered side effects such as nausea and vomiting;

•	Heightened awareness of life-threatening disease presence; and

•	Disruption of daily activities.

Capecitabine is orally administered and therefore offers quality-of-life advantages over intravenously delivered chemotherapies. However, capecitabine requires a large pill burden and a challenging dosing schedule. Thus, there is a need for new agents that, when given alone or in combination with other agents, have robust antitumor activity and are better tolerated and easier to take.

Tesetaxel: A Chemotherapy with Potential Best-in-Class Properties

Tesetaxel, which we believe will qualify as a New Chemical Entity (“NCE”) if and when a New Drug Application is submitted, retains the same taxane core as the approved taxanes, but is chemically designed to: be highly orally bioavailable; have a long elimination half-life; be highly soluble; and retain activity against chemotherapy-resistant tumor cells. We believe that tesetaxel’s unique properties may translate into significant benefits for patients. These may include:

•	Oral administration with a low pill burden and a patient-friendly dosing regimen;

•	A formulation that does not contain solubilizing agents contained in other taxane formulations known to cause hypersensitivity reactions; and

•	Durable antitumor activity.

We believe that an all-oral regimen, such as tesetaxel monotherapy or tesetaxel plus capecitabine, that may delay the need to receive intravenous chemotherapy in an infusion center will be preferred by patients.

Tesetaxel Clinical Experience

More than 500 patients were treated with tesetaxel between 2001 and 2012 across 22 clinical studies. Tesetaxel was administered as monotherapy in 16 studies and in combination with other chemotherapy agents in 6 studies. Tesetaxel has demonstrated single-agent antitumor activity in multiple tumor types, including MBC, gastric cancer, colorectal cancer and non-small cell lung cancer. In MBC, tesetaxel was shown to have robust single-agent antitumor activity in two multicenter, Phase 2 studies.

•	In Study TOB203, which was conducted by Genta Incorporated from 2010 to 2012, 46 patients with HER2 negative MBC were enrolled to receive, as first-line chemotherapy, tesetaxel administered orally at 27 mg/m2 (of body surface area: an average female cancer patient is approximately 1.7m2) on the first day of a 21-day cycle, with escalation to 35 mg/m2 in subsequent cycles depending on tolerability, without anti-allergy premedication. Forty-four (44) of 46 patients received at least one tumor scan and, therefore, were evaluable for response. The confirmed (based on two tumor scans at least 4 weeks apart in time) objective response rate (“ORR”) (complete response (disappearance of all target lesions) + partial response (at least a 30% decrease in the sum of the diameters of target lesions)) was 36% (16 of 44 patients, including one with a complete response). Median progression-free survival (“PFS”) (time from initiation of therapy to tumor progression or death) was 5.8 months among all treated patients and 7.3 months in patients with HR positive disease. Tesetaxel was generally well tolerated. The most common Grade ≥ 3 (severe or serious) adverse event (“AE”) was neutropenia (low level of neutrophils, a type of white blood cell), which occurred in 26% of patients receiving 27 mg/m2, the dose we chose for our Phase 3 study. Also at this dose, there were no cases of Grade ≥ 3 peripheral neuropathy, and the incidence of Grade 2 alopecia (significant hair loss) was 15%.

•	In Study 927E-PRT005, which was conducted by Daiichi Sankyo Company, Limited (“Daiichi Sankyo”) from 2004 to 2006, 34 patients with MBC were enrolled to receive, as first-, second- or third-line chemotherapy, tesetaxel administered orally at initial doses of 27 mg/m2 (79% of patients) or 35 mg/m2 (21% of patients) on the first day of a 21-day cycle. Thirty-two (32) patients completed at least one course of therapy and were included in the efficacy population. The confirmed ORR was 22% (7 of 32 patients; all partial responses). Median time-to-progression (time from initiation of therapy to tumor progression) was 3.4 months. Tesetaxel was generally well tolerated. The most common Grade ≥ 3 AE was neutropenia, which occurred in 35% of patients. The incidence of Grade ≥ 3 peripheral sensory neuropathy (numbness and/or pain from damage to the nerves) was 3%, and the incidence of Grade 2 alopecia was 18%.

CONTESSA: A Multinational, Multicenter, Randomized, Phase 3 Study of Tesetaxel in MBC

We are initiating a 600-patient, multinational, multicenter, randomized, Phase 3 study, known as CONTESSA, that will compare tesetaxel (27 mg/m2 on the first day of a 21-day cycle) plus a reduced dose of capecitabine (1,650 mg/m2/day on days 1–14 of a 21-day cycle) to the approved dose of capecitabine alone (2,500 mg/m2/day on days 1–14 of a 21-day cycle) in patients with HER2 negative, HR positive MBC previously treated with a taxane in the neoadjuvant (prior to surgery) or adjuvant

(immediately following surgery) setting. Where indicated, patients must have received an anthracycline and/or endocrine therapy with or without a CDK 4/6 inhibitor. CONTESSA’s primary endpoint is PFS assessed by an Independent Radiologic Review Committee (“IRC”). CONTESSA’s secondary endpoints are overall survival, ORR assessed by IRC, disease control rate (ORR + prolonged (≥ 24 weeks) stable disease) assessed by IRC and patient reported outcomes (“PROs”).

In designing CONTESSA, we received non-binding advice from both the U.S. Food and Drug Administration (“FDA”) and the European Medicines Agency (“EMA”). We believe CONTESSA may serve as a single pivotal study sufficient for product registration, provided that the study demonstrates a statistically significant and clinically meaningful improvement in the primary endpoint, PFS, for tesetaxel plus a reduced dose of capecitabine as compared to the approved dose of capecitabine alone as well as an overall favorable benefit-risk profile for the tesetaxel plus a reduced dose of capecitabine regimen. Generally, a single pivotal study can be sufficient for FDA approval only when the study provides highly reliable and statistically strong evidence of an important clinical benefit. There can be no assurance that the outcome of CONTESSA will be sufficient for the approval of tesetaxel by the FDA, EMA or other regulatory agencies or that tesetaxel will be approved at all. We expect to begin enrolling patients in CONTESSA in the fourth quarter of 2017. Our U.S. Investigational New Drug application was originally filed by Daiichi Sankyo in 2001 for the treatment of cancer and is active, and we plan to submit clinical trial applications in countries outside of the U.S. in which we plan to enroll patients.

CONTESSA is designed to evaluate whether tesetaxel plus a reduced dose of capecitabine results in improved PFS with manageable toxicity and favorable quality-of-life compared to the approved dose of capecitabine alone. Tesetaxel plus a reduced dose of capecitabine incorporates two agents with synergistic mechanisms of action and is an all-oral regimen that requires a pill burden that is approximately 30% less than the approved dose of capecitabine alone. Our rationale for the CONTESSA study design includes the following points.

•	Capecitabine is a preferred agent as a first- or second-line chemotherapy treatment for patients with HER2 negative, HR positive MBC. Therefore, capecitabine, at the approved dose, is an appropriate control regimen for a registration-enabling Phase 3 study.

•	There is a high unmet medical need for combination chemotherapy regimens with improved benefit-risk profiles.

•	Combining the approved dose of capecitabine with currently available taxanes results in improved efficacy but with significant toxicity.

•	Preclinical and clinical studies support investigating whether reducing the dose of capecitabine in combination with a taxane will reduce toxicity without a reduction in efficacy.

•	Single-agent tesetaxel has demonstrated antitumor activity in two Phase 2 studies in MBC.

•	In a Phase 1 study, the combination of tesetaxel plus a reduced dose of capecitabine was associated with a tolerable AE profile, with minimal overlapping toxicity.

We believe that these factors support the investigation of tesetaxel plus a reduced dose of capecitabine as a novel, all-oral regimen with a potentially favorable benefit-risk profile for the treatment of patients with HER2 negative, HR positive MBC.

Daiichi Sankyo License and Our Intellectual Property

In 2013, we licensed rights to tesetaxel in all major markets from Daiichi Sankyo, the original inventor of the product. The intellectual property portfolio protecting our tesetaxel program includes 9 U.S., 4 European and 7 Japanese patents, as well as two pending U.S. patent applications and one pending European patent application. We believe that NCE regulatory exclusivity, combined with our intellectual property, assuming the availability of 5 years of patent term restoration under the Hatch-Waxman Act, will provide exclusivity for tesetaxel in all major markets through at least 2031.

Risks Associated with Our Business

Investing in our common stock involves significant risks. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our common stock. If we are unable to successfully address these risks and challenges, our business, financial condition or results of operations would be materially adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose all or part of your investment. Below is a summary of some of the principal risks we face.

•	We are substantially dependent on our ability to successfully develop and commercialize tesetaxel.

•	The commercial adoption of tesetaxel and any other product candidates we develop will depend on the degree of their market acceptance.

•	We have only limited assets and will need to raise additional capital before we can expect to generate revenue or become profitable.

•	We have never generated any revenue and may never be profitable.

•	We currently have no sales, marketing or distribution capabilities. If we elect to commercialize tesetaxel ourselves and we are unable to establish effective sales, marketing or distribution capabilities or if we are unable to enter into agreements with third parties to commercialize tesetaxel or other product candidates that we may develop, we may not be able to effectively generate product revenues.

•	Because a number of companies compete with us, many of which have greater resources than we do, and because we face rapid changes in science in our industry, we cannot be certain that our products will be accepted in the marketplace or capture market share.

•	Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, reduce the commercial attractiveness of a prescribing label or result in significant negative consequences following regulatory approval, if approved.

•	We may not be successful in our efforts to identify, in-license or acquire, discover, develop or commercialize additional product candidates.

•	We will need to increase the size and capabilities of our organization, and we may experience difficulties in managing our growth.

•	Our future success depends on our ability to retain our key executives and to attract, retain and motivate qualified personnel.

•	Drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies may not be predictive of future study results.

•	Results from any future clinical studies we may undertake may not be sufficient to obtain regulatory approvals to market our product candidates on a timely basis, if at all.

•	Future clinical studies that we may undertake may be delayed or halted.

•	Even if we obtain regulatory approval for tesetaxel or another product candidate, our products will remain subject to regulatory scrutiny.

•	If we are unable to achieve and maintain coverage and adequate levels of reimbursement for tesetaxel and other product candidates, if approved, their commercial success may be severely hindered.

•	We will be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws and health information privacy, security laws and other healthcare laws and regulations. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

•	Recently enacted and future legislation may increase the difficulty and cost of obtaining regulatory approval, and the subsequent commercialization, of our product candidates, if approved, and may affect the prices we may obtain.

•	Governments outside the U.S. tend to impose strict price controls, which may adversely affect our revenues, if any.

•	We rely on third parties to conduct our preclinical and clinical studies. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

•	If the third-party manufacturers on which we rely fail to produce our product candidates on a timely basis, or comply with stringent regulations applicable to pharmaceutical drug manufacturers, we may face delays in the studies, regulatory submissions, required approvals or commercialization of our product candidates.

•	Our success in developing and marketing our product candidates depends significantly on our ability to obtain and maintain patent protection and operate without infringing on the rights of others.

•	The scope and terms of our patents may be insufficient to protect our product candidates for an adequate amount of time.

•	If the FDA or foreign regulatory authorities approve generic versions of any of our products that receive marketing approval or such authorities do not grant our products appropriate periods of exclusivity before approving generic versions of our products, the sales of our products could be adversely affected.

•	If we fail to comply with our obligations under our licenses, we may lose rights to critical patents that are important to the commercialization and revenue potential of tesetaxel.

•	If our product candidates infringe the rights of others, we could be subject to expensive litigation, become liable for substantial damages, be required to obtain licenses from others or be prohibited from selling our product candidates altogether.

•	Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

•	In addition to patent protection, we will need to successfully preserve our trade secrets. If we are unable to maintain effective proprietary rights for tesetaxel or any future product candidates, we may not be able to compete effectively in our markets.

•	There is no existing market for our common stock and we do not know if one will develop. Even if a market does develop, the stock prices in the market may not exceed the offering price.

•	The price of our common stock may be volatile, and you may lose all or part of your investment.

•	Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

•	Future sales of our common stock, or the perception that such sales may occur, could depress our common stock price.

•	We have broad discretion as to the use of proceeds from this offering and may not use the proceeds effectively.

•	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our common stock for return on your investment.

•	If you purchase shares of our common stock sold in this offering, you will incur immediate and substantial dilution.

•	Our directors, executive officers and principal stockholders will continue to have substantial control over the Company after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.

•	We are an emerging growth company, as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

Corporate Conversion

We are currently a Delaware limited liability company named Odonate Therapeutics, LLC, and we have operated our business through this Delaware limited liability company. In connection with this offering, prior to the effectiveness of the registration statement of which this prospectus forms a part, we will convert from a Delaware limited liability company into a Delaware corporation by filing a certificate of conversion with the Delaware Secretary of State, and we will change our name from “Odonate Therapeutics, LLC” to “Odonate Therapeutics, Inc.” (the “Conversion”). As part of the Conversion, all outstanding common and incentive units will be converted into shares of common stock on a             -for-1 basis. After converting to a corporation and changing our name to Odonate Therapeutics, Inc., we will be governed by a certificate of incorporation to be filed with the Delaware Secretary of State and our bylaws. Upon the effectiveness of the Conversion, the members of the Board of Odonate Therapeutics, LLC will become the members of the Board of Odonate Therapeutics, Inc., and the officers of Odonate Therapeutics, LLC will become the officers of Odonate Therapeutics, Inc. References throughout this prospectus to our “stockholders” include the holders of stock that is offered and sold in this offering, as well as holders of Odonate Therapeutics, LLC common and incentive units that are converted into shares of Odonate Therapeutics, Inc. common stock as a result of the Conversion.

Corporate Information

Odonate Therapeutics, LLC was originally formed as a Delaware limited liability company under the laws of the State of Delaware in March 2013 and will be converted to a corporation in connection with this offering pursuant to the Conversion. Our corporate office is located at 4747 Executive Drive, Suite 510, San Diego, CA 92121, and our telephone number is (858) 731-8180. Our website is www.odonate.com. The information on, or that can be accessed through, our website is not part of this prospectus and is not incorporated by reference herein.

THE OFFERING

Common stock offered by us	shares.

Common stock to be outstanding immediately after this offering	shares.

Option to purchase additional shares of common stock	The underwriters have a 30-day option to purchase up to additional shares of common stock.

Use of proceeds	We expect that our net proceeds from this offering will be approximately $ million, at an assumed public offering price of $ per share of common stock, the midpoint of the range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the proceeds of the offering for development and regulatory activities relating to tesetaxel, including the conduct of our Phase 3 study, CONTESSA, working capital and general corporate purposes. See “Use of Proceeds” for additional information.

Risk factors	You should carefully read and consider the information set forth in the “Risk Factors,” together with all of the other information set forth in this prospectus, before deciding whether to invest in our common stock.

Proposed NASDAQ Global Select Market symbol	“ODT”

The number of shares of common stock to be outstanding after this offering excludes:

•	shares of common stock reserved for future grant or issuance under our 2017 Stock Option Plan, which will become effective prior to the completion of this offering; and

•	shares of common stock reserved for future issuance under our 2017 Employee Stock Purchase Plan, which will become effective prior to the completion of this offering.

Additionally, unless otherwise expressly stated or the context otherwise requires, the information in this prospectus assumes:

•	the completion of the Conversion;

•	no exercise of the underwriters’ option to purchase additional shares of our common stock; and

•	the effectiveness of our certificate of incorporation and bylaws in connection with the completion of this offering.

SUMMARY FINANCIAL DATA

The following selected statements of operations data for the years ended December 31, 2015 and 2016 are for Odonate Therapeutics, LLC prior to the completion of the Conversion and are derived from our audited financial statements included elsewhere in this prospectus. The selected statements of operations data for the nine months ended September 30, 2016 and 2017 and the balance sheet data as of September 30, 2017 are for Odonate Therapeutics, LLC prior to the completion of the Conversion and are derived from our unaudited interim financial statements included elsewhere in this prospectus. In our opinion, these unaudited interim financial statements have been prepared on a basis consistent with our audited financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such financial data.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. This information should be read in conjunction with “Risk Factors,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Financial Data” and our financial statements and the related notes included elsewhere in this prospectus. Our financial statements are prepared in accordance with generally accepted accounting principles in the U.S. (“GAAP”).

	Year Ended December 31,			Nine Months Ended September 30,
	2015	2016		2016	2017
				(unaudited)
	(in thousands, except per-share data)
Statements of Operations Data:
Operating expenses:
Research and development	$-		$2,622	$856		$14,862
General and administrative	158		463	283		2,136

Total operating expenses	158		3,085	1,139		16,998

Net loss attributable to common unitholders	$(158)		$(3,085)	$(1,139)		$(16,998)

Net loss per unit attributable to common unitholders:
Basic and diluted	$(0.34)		$(1.07)	$(0.53)		$(2.74)
Weighted average units outstanding:
Basic and diluted	461		2,881	2,145		6,214
As-converted net loss per share (unaudited):(1)
Basic and diluted		$			$
As-converted weighted average shares outstanding (unaudited):(1)
Basic and diluted

(1)	Reflects the completion of the Conversion, without giving effect to the issuance of shares from this offering.

	As of September 30, 2017
	Actual	As-adjusted(1)
	(unaudited)
	(in thousands)
Selected Balance Sheet Data:
Cash	$74,504	$
Working capital	72,264
Total assets	76,515
Total liabilities	3,331
Accumulated deficit	(23,546)
Total members’/stockholders’ equity	73,184

(1)	As-adjusted to reflect the Conversion and $ million in proceeds from the issuance and sale of shares of our common stock in this offering, based on an assumed public offering price of $ per share, the midpoint of the range set forth on the cover of this prospectus and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before deciding whether to purchase shares of our common stock. In assessing these risks, you should also refer to the other information contained in this prospectus, including our financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our business, financial condition, results of operations, cash flow and prospects could be materially and adversely affected by any of these risks or uncertainties. In any such case, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business

We are substantially dependent on our ability to successfully develop and commercialize tesetaxel.

Since our inception, we have invested substantially all of our capital resources on the development of tesetaxel, which we initially are developing for the treatment of locally advanced or metastatic breast cancer (“MBC”). We intend to initiate a multinational, multicenter, randomized, Phase 3 study of tesetaxel in patients with human epidermal growth factor receptor 2 (“HER2”) negative, hormone receptor (“HR”) positive MBC who have received no more than one chemotherapy regimen for advanced disease and have received a taxane in the neoadjuvant (prior to surgery) or adjuvant (immediately following surgery) setting. If the results of this study, known as CONTESSA, are negative or inconclusive, we may be unable to obtain regulatory approval for tesetaxel. Further, even if the results of CONTESSA are positive, we cannot assure you that the U.S. Food and Drug Administration (“FDA”), the European Medicines Agency (“EMA”) or any other regulatory authority will approve tesetaxel for marketing.

Our ability to generate revenue and our future success depends in large part on the success of CONTESSA, the approval of tesetaxel, the nature of any potential requirements for post-approval studies and the successful commercialization of tesetaxel, if approved. Delays in obtaining regulatory approval for tesetaxel would, among other consequences, require further development expenditures, delay the launch of tesetaxel and impact our ability to raise additional capital, all of which would have a material adverse effect on our business and financial condition.

The commercial adoption of tesetaxel and any other product candidates we develop will depend on the degree of their market acceptance.

Even with the requisite approvals from the FDA, the EMA and other regulatory authorities, the commercial adoption of tesetaxel and any other product candidates we develop will depend on the degree of their acceptance by physicians, patients, third-party payors and others in the medical community. The degree of market acceptance will depend on a number of factors, including:

•	the safety and efficacy of the product as demonstrated in clinical studies;

•	the perception of physicians, patients, third-party payors and others in the medical community of the relative safety, efficacy, convenience, effect on quality-of-life and cost-effectiveness of the product, compared to those of other available treatments;

•	the product’s prescribing label, including the description of the product’s approved indication(s), the description of its efficacy, including the endpoints in which it showed an improvement, and the prevalence and severity of any side effects, including any limitations or warnings arising therefrom;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support and timing of market introduction of competitive products;

•	the publicity concerning our products or competing products and treatments;

•	product liability litigation alleging injuries relating to our products or similar classes of drugs;

•	our ability to access third parties to manufacture or distribute our products on acceptable terms or at all;

•	any post-approval study requirements for our products and the results thereof; and

•	sufficient third-party insurance coverage and reimbursement.

Even if a potential product such as tesetaxel displays a favorable efficacy and safety profile in preclinical and clinical studies, market acceptance of the product is not fully known until after its commercial launch. Our efforts to educate physicians, patients, third-party payors and others in the medical community on the benefits of our product candidates may require significant resources and may never be successful. If tesetaxel or other product candidates are approved but fail to achieve an adequate level of acceptance by physicians, patients, third-party payors and others in the medical community, we will not be able to generate sufficient revenue to become or remain profitable.

We have only limited assets and will need to raise additional capital before we can expect to generate revenue or become profitable.

As of September 30, 2017, we had no revenue, an accumulated deficit of $23.5 million and available cash of $74.5 million. We believe that our existing cash as of September 30, 2017 and the estimated net proceeds from this offering will be sufficient to meet our anticipated cash requirements through at least the next 24 months. However, to fund future operations to the point at which we are able to generate positive cash flow from sales of tesetaxel or other potential product candidates, we will need to raise significant additional capital. The amount and timing of future funding requirements will depend on many factors, including the timing and results of our ongoing development efforts, the potential expansion of our current development programs, potential new development programs and related general and administrative support. We anticipate that we will seek to fund our operations through public and private equity and debt financings or other sources, such as potential licenses or other collaboration agreements. We cannot assure you that anticipated additional financing will be available to us on favorable terms, or at all. Although we have been successful in obtaining financing through the issuance of our equity securities, we cannot assure you that we will be able to do so in the future. If we are unable to raise additional capital to fund our clinical development and commercialization of tesetaxel, if approved, and other business activities, we could be forced to abandon one or more programs and curtail or cease our operations.

We have never generated any revenue and may never be profitable.

We have no products approved for marketing, have never generated any revenue from product sales and have incurred losses in each year since our inception. Our ability to generate revenue and achieve profitability depends on our ability, alone or with marketing partners, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, tesetaxel. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase as we continue to develop tesetaxel. Our ability to generate revenue from product sales depends heavily on our success in many areas, including but not limited to:

•	successfully completing the development of tesetaxel;

•	obtaining regulatory approvals to market tesetaxel;

•	successfully managing third-party service providers involved in the manufacturing and development of tesetaxel;

•	successfully commercializing tesetaxel, either independently or with marketing partners;

•	obtaining market acceptance of tesetaxel, including garnering market share from existing and future treatment alternatives;

•	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;

•	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and

•	attracting, hiring and retaining qualified personnel.

If tesetaxel or any other product candidates we may develop are approved for marketing, we anticipate incurring significant commercialization costs. Our expenses could increase beyond our current expectations if we are required by the FDA, the EMA or other regulatory authorities to change our manufacturing processes or quality procedures or perform additional or unanticipated preclinical, clinical or other studies. In cases where we are successful in obtaining regulatory approvals to market tesetaxel or other product candidates, our revenue will be dependent, in part, on the size of the markets in the territories for which we gain regulatory approval, the acceptance of the price of the product in those markets and the ability to obtain reimbursement at any price. If the number of our addressable patients is not as significant as we estimate, the indication approved by regulatory authorities is narrower than we expect or the reasonably accepted population for treatment is narrowed by competition, physician choice or treatment guidelines, we may not generate significant revenue from sales of such products, even if approved. If we are not able to generate revenue from the sale of approved products, we may never become profitable.

We currently have no sales, marketing or distribution capabilities. If we elect to commercialize tesetaxel ourselves and we are unable to establish effective sales, marketing or distribution capabilities or if we are unable to enter into agreements with third parties to commercialize tesetaxel or other product candidates that we may develop, we may not be able to effectively generate product revenues.

We currently do not have sales, marketing or distribution capabilities. In order to commercialize tesetaxel, if approved, or any other product candidates that we may develop, we must build marketing, sales and distribution capabilities or make arrangements with third parties to perform these services, and we may not be successful in doing so. If tesetaxel receives regulatory approval and we decide to commercialize tesetaxel ourselves, building the requisite sales, marketing or distribution capabilities will be expensive and time-consuming and will require significant attention of our leadership team to manage. Any failure or delay in the development of our sales, marketing or distribution capabilities would adversely impact the commercialization of any product. The competition for talented individuals experienced in selling and marketing pharmaceutical products is intense, and we cannot assure you that we can assemble an effective team. Additionally, we may choose to collaborate, either globally or on a territory-by-territory basis, with third parties on the commercialization of tesetaxel or any other product candidates that we may develop. If we are unable to enter into such arrangements on acceptable terms or at all, we may not be able to successfully commercialize any of our product candidates that receive regulatory approval or any such commercialization may experience delays or limitations.

We may be subject to additional risks related to operating in foreign countries either ourselves or through a third-party, including:

•	differing regulatory requirements in foreign countries;

•	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

•	economic weakness, including inflation or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

•	difficulties staffing and managing foreign operations;

•	workforce uncertainty in countries where labor unrest is more common than in the U.S.;

•	potential liability under the Foreign Corrupt Practices Act of 1977 or comparable foreign regulations;

•	challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the U.S.;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geopolitical actions, including war and terrorism.

If we are not successful in commercializing tesetaxel or other product candidates, our future product revenue will suffer and we may incur significant additional losses.

Because a number of companies compete with us, many of which have greater resources than we do, and because we face rapid changes in science in our industry, we cannot be certain that our products will be accepted in the marketplace or capture market share.

Competition from other biotechnology and pharmaceutical companies is intense and is expected to increase. A number of companies are pursuing the development of pharmaceuticals in oncology, our area of focus. Many of these companies are very large, and have financial, technical, sales and distribution and other resources substantially greater than ours. The greater resources of these competitors may enable them to develop, obtain regulatory approval for or market competing products more quickly or effectively, making it extremely difficult for us to capture a share of the market for our products. Additionally, the biotechnology and pharmaceutical industries are subject to rapid changes in science, and our competitors may develop and market products with improved therapeutic profiles relative to our product candidates that would render our product candidates noncompetitive.

Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, reduce the commercial attractiveness of a prescribing label or result in significant negative consequences following regulatory approval, if approved.

Clinical studies of tesetaxel or other product candidates we may develop could reveal a high and unacceptable incidence and severity of undesirable side effects. Undesirable side effects could adversely affect patient enrollment in clinical studies, cause us or regulatory authorities to interrupt, delay or halt clinical studies or result in the delay, denial or withdrawal of regulatory approval by the FDA, the EMA or other regulatory authorities. For example, in 2007, tesetaxel was placed on clinical hold by the FDA while in development by the original sponsor due to the occurrence of several fatalities in the setting of severe neutropenia (a low level of neutrophils, a type of white blood cell) in patients with advanced cancer. While this clinical hold was lifted in 2008, and tesetaxel has since been evaluated in multiple clinical studies in 300 patients without any interruption due to safety issues, we cannot assure you that safety-related interruptions in tesetaxel’s clinical development will not occur again in the future. Any such recurrence could potentially delay or prevent the ultimate approval of the product candidate. Undesirable or adverse side effects also could result in regulatory authorities mandating a more restrictive prescribing label for the product, which, in turn, could limit the market acceptance of the product even if approved for marketing and commercialization.

Drug-related side effects could result in potential product liability claims. We carry product liability insurance in the amount of $10.0 million in the aggregate. We believe our product liability insurance coverage is sufficient in light of our clinical programs; however, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts or maintain coverage at all to protect us against losses due to liability. A successful product liability claim or series of claims brought against us could cause our stock price to decline and, if judgments exceed our insurance coverage, could adversely affect our results of operations, business and financial condition. In addition, regardless of merit or eventual outcome, product liability claims may result in impairment of our business reputation, withdrawal of clinical study participants, costs due to related litigation, distraction of management’s attention from our primary business, initiation of investigations by regulators, substantial monetary awards to patients or other claimants, the inability to commercialize our product candidates and decreased demand for our product candidates, if approved for marketing.

Additionally, if one or more of our product candidates receives regulatory approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including but not limited to:

•	the withdrawal of approvals by regulatory authorities;

•	the requirement of additional warnings on the prescribing label;

•	the requirement of a Risk Evaluation and Mitigation Strategy (“REMS”) plan, which could include a medication guide outlining the risks of such side effects for distribution to patients, a communication plan for healthcare providers and/or other elements to assure safe use;

•	litigation and the potential to be held liable for harm caused to patients; and

•	an adverse effect on our reputation.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate and could significantly harm our business, results of operations, financial condition and prospects.

We may not be successful in our efforts to identify, in-license or acquire, discover, develop or commercialize additional product candidates.

Although a substantial amount of our effort will focus on the development and potential commercialization of tesetaxel, we also may seek to identify, in-license or acquire, discover, develop and commercialize additional product candidates in the oncology field. We cannot assure you that our efforts to in-license or acquire additional product candidates will be successful. Even if we are successful in in-licensing or acquiring additional product candidates, their requisite development activities may require substantial resources, and we cannot assure you that these development activities will result in regulatory approvals.

We will need to increase the size and capabilities of our organization, and we may experience difficulties in managing our growth.

Odonate was formed in 2013 and, as of the date of this prospectus, had 44 employees. As we advance the development of tesetaxel, we must continue to grow the size of the organization. Future growth will impose significant added responsibilities on members of management, including:

•	identifying, recruiting, integrating, retaining and motivating additional employees;

•	effectively managing our development efforts, including the clinical development and FDA, EMA or other regulatory authority review processes for our product candidates;

•	effectively managing our third-party service providers involved in the development and manufacture of our product candidates; and

•	improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to successfully develop and commercialize our product candidates will depend, in part, on our ability to effectively manage any future growth. Our management will have to dedicate a significant amount of its attention to managing these growth activities. In addition, we expect to incur additional costs in hiring, training and retaining such additional personnel.

If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully execute the tasks necessary to further develop and commercialize our product candidates and, accordingly, may not achieve our research, development and commercialization goals.

Our future success depends on our ability to retain our key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on the principal members of our management and scientific teams. We do not maintain “key person” insurance for any of our executives or other employees. The loss of the services of any of these persons could impede the achievement of our research, development and commercialization objectives.

To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have provided equity award grants that vest over time. The value to employees of these equity grants that vest over time may be significantly affected by changes in the price of our common stock that are beyond our control, and may at any time be insufficient to retain employees who receive more lucrative offers from other companies. Any of our employees could leave our employment at any time, with or without notice.

Recruiting and retaining qualified scientific, clinical, manufacturing and sales and marketing personnel or consultants will also be critical to our success. We rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our discovery, development and commercialization strategies. The loss of the services of any of our executive officers, key employees or consultants could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy.

Replacing executive officers, key employees or consultants may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize products. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel or consultants on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel.

We may hire part-time employees or use consultants. As a result, certain of our employees, officers, directors or consultants may not devote all of their time to our business, and may from time to time serve as employees, officers, directors and consultants of other companies.

Risks Related to Our Industry

Drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies may not be predictive of future study results.

Clinical testing is expensive, can take many years to complete and its outcome is inherently uncertain. Failure can occur at any time during the clinical study process. The results of preclinical studies and early clinical studies of our product candidates may not be predictive of the results of later-stage clinical studies. Product candidates that have shown promising results in early-stage clinical studies may still suffer significant setbacks in subsequent clinical studies. For example, the safety or efficacy results generated to date in our clinical studies do not ensure that later clinical studies will demonstrate similar results. There is a high failure rate for pharmaceutical product candidates proceeding through clinical studies, and product candidates in later stages of clinical studies may fail to show the desired safety and efficacy, despite having progressed through preclinical studies and initial clinical studies.

A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical studies due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier studies. Moreover, preclinical and clinical data often are susceptible to varying interpretations and analyses. We do not know whether any clinical studies we may conduct will demonstrate consistent or adequate efficacy and safety sufficient to obtain regulatory approval to market our product candidates.

Results from any future clinical studies we may undertake may not be sufficient to obtain regulatory approvals to market our product candidates on a timely basis, if at all.

Pharmaceutical product candidates are subject to extensive government regulations related to development, clinical studies, manufacturing and commercialization. In order to sell any product that is under development, we must first receive regulatory approval. To obtain regulatory approval, we must conduct preclinical and clinical studies that demonstrate that our product candidates are safe and effective. The process of obtaining FDA, EMA and other regulatory authority approvals is costly, time-consuming, uncertain and subject to unanticipated delays.

The FDA, EMA and other regulatory authorities have substantial discretion in the approval process and may not agree that we have demonstrated that our product candidates are safe and effective. If our product candidates are ultimately not found to be safe and effective, we would be unable to obtain regulatory approval to manufacture, market and sell them. We can provide no assurances that the FDA, EMA or other regulatory authorities will approve our product candidates or, if approved, what the scope of the approved indication might be.

Future clinical studies that we may undertake may be delayed or halted.

Any clinical studies of our product candidates that we may conduct in the future, including CONTESSA, may be delayed or halted for various reasons, including:

•	insufficient financial resources;

•	insufficient supplies of drug product to treat the patients in the studies;

•	failure of patients to enroll in the studies at the rate we expect;

•	ineffectiveness of the product candidates;

•	patients experiencing unexpected side effects or other safety concerns being raised during treatment;

•	changes in governmental regulations or administrative actions;

•	failure to conduct studies in accordance with required clinical practices;

•	inspection of clinical study operations or study sites by the FDA or other regulatory authorities, resulting in a clinical hold;

•	political unrest at foreign clinical sites; or

•	natural disasters at any of our clinical sites.

If studies are delayed or halted, we may incur significant additional expenses, and the potential approval of our product candidates may be delayed, which would have a material adverse effect on our business and financial condition.

Even if we obtain regulatory approval for tesetaxel or another product candidate, our products will remain subject to regulatory scrutiny.

If tesetaxel or other product candidates are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies and submission of safety, efficacy and other post-market information.

Manufacturers and manufacturers’ facilities are required to comply with extensive FDA, EMA and other regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to current Good Manufacturing Practices (“cGMP”) regulations. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMPs and adherence to commitments made in any New Drug Application (“NDA”), Market Authorization Application (“MAA”) or other marketing application. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control.

Any regulatory approvals we receive for our product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical studies, which must comply with applicable Good Clinical Practice (“GCP”) regulations. We could also be asked to conduct post-marketing clinical studies to verify the safety and efficacy of our products in general or in specific patient subsets. If initial regulatory approval was obtained via the accelerated approval pathway, we could be required to conduct a successful post-marketing clinical study to confirm clinical benefit for our products. An unsuccessful post-marketing study or failure to complete such a study could result in the withdrawal of regulatory approval. We will be required to report certain adverse reactions and production problems, if any, to the FDA, EMA and other regulatory authorities. Any new legislation addressing drug safety or approval issues could result in delays in product development or commercialization, or increased costs to assure compliance. We will have to comply with requirements concerning advertising and promotion for our products. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved label. As such, we may not promote our products for indications or uses for which they do not have approval. The holder of an approved NDA or MAA must submit new or supplemental applications and obtain approval for certain changes to the approved product, product labeling or manufacturing process.

If a regulatory authority discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing or labeling of a product, such regulatory authority may impose restrictions on that product or us. If we fail to comply with applicable regulatory requirements, a regulatory or enforcement authority may, among other things:

•	issue warning or untitled letters;

•	impose civil or criminal penalties;

•	suspend or withdraw regulatory approval;

•	suspend any of our ongoing clinical studies;

•	refuse to approve pending applications or supplements to approved applications submitted by us;

•	impose restrictions on our and our contract manufacturers’ operations, including closing manufacturers’ facilities;

•	seize or detain products; or

•	require a product recall.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response, and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenue from our products. If regulatory sanctions are applied or if regulatory approval is withdrawn, this would have a material adverse effect on our business and financial condition.

If we are unable to achieve and maintain coverage and adequate levels of reimbursement for tesetaxel and other product candidates, if approved, their commercial success may be severely hindered.

Successful sales of tesetaxel and any other product candidates that may receive regulatory approval depend on the availability of coverage and adequate reimbursement from third-party payors. Patients who are prescribed medications for the treatment of their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their prescription drugs. Coverage and adequate reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance. Coverage decisions may depend on clinical and economic standards that disfavor new products when more established or lower cost therapeutic alternatives are already available or subsequently become available. Assuming we obtain coverage for a given product, the resulting reimbursement payment rates might not be adequate or may require co-payments that patients find unacceptably high. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products.

The market for tesetaxel and any other product candidates that we attempt to commercialize will depend significantly on access to third-party payors’ drug formularies, or lists of medications for which third-party payors provide coverage and reimbursement. The industry competition to be included in such formularies often leads to downward pricing pressures on pharmaceutical products. Also, third-party payors may refuse to include a particular branded drug in their formularies or otherwise restrict patient access through formulary controls or otherwise to a branded drug when a less costly generic equivalent or other alternative is available.

Third-party payors, whether foreign or domestic, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In addition, in the U.S., no uniform policy requirement for coverage and reimbursement for products exists among third-party payors. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

Third-party coverage and reimbursement for our product candidates for which we may receive regulatory approval may not be available or adequate in either the U.S. or international markets, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

We will be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws and health information privacy, security laws and other healthcare laws and regulations. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

Our operations may be directly, or indirectly through our customers, subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute, the federal False Claims Act and physician sunshine laws and regulations. These laws will impact, among other things, our clinical development, proposed sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The U.S. laws that will affect our ability to operate include:

•	the federal Anti-Kickback Statute, which prohibits, among other things, persons from soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;

•	federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid or other third-party payors that are false or fraudulent;

•	federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

•	HIPAA, as amended by the federal Health Information Technology for Economic and Clinical Health Act and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information;

•	the federal physician sunshine requirements under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, (collectively, the “PPACA”), which require manufacturers of drugs, devices, biologics and medical supplies to report annually to the U.S. Department of Health and Human Services information related to payments and other transfers of value to physicians, other healthcare providers and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members and applicable group purchasing organizations; and

•	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available thereunder, it is possible that some of our business activities could be subject to challenge under one or more of such laws. In addition, recent healthcare reform legislation has strengthened these laws. For example, the PPACA, among other things, amended the previous intent requirement of the federal Anti-Kickback Statute and criminal healthcare fraud statutes. Now, a person or entity does not have to have actual knowledge of the statutes or specific intent to violate them. The PPACA also provides that the federal government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

If our operations are found to be in violation of any of these laws or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, imprisonment, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements and oversight if a person becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Recently enacted and future legislation may increase the difficulty and cost of obtaining regulatory approval, and the subsequent commercialization, of our product candidates, if approved, and may affect the prices we may obtain.

In the U.S. and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay regulatory approval of our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any product candidates for which we obtain regulatory approval.

For example, in 2010, President Obama signed into law the PPACA, which contains provisions, among others, that may impact our potential product candidates, including:

•	an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;

•	expansion of healthcare fraud and abuse laws, including the False Claims Act and the Anti-Kickback Statute, new government investigative powers and enhanced penalties for noncompliance;

•	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices;

•	extension of manufacturers’ Medicaid rebate liability;

•	expansion of eligibility criteria for Medicaid programs;

•	new requirements to report financial arrangements with physicians and teaching hospitals;

•	a new requirement to annually report drug samples that manufacturers and distributors provide to physicians;

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

•	the Independent Payment Advisory Board, which, if created, would have authority to recommend certain changes to the Medicare program that could result in reduced payments for prescription drugs; and

•	a Center for Medicare Innovation at the Centers for Medicare & Medicaid Services (“CMS”) to test innovative payment and service delivery models to lower Medicare and Medicaid spending.

Other legislative changes have been proposed and adopted since the PPACA was enacted. These changes included aggregate reductions of Medicare payments to providers of up to two percent per fiscal year. Additionally, in January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Further, while the healthcare reform agenda and policies of the new Trump administration are not fully known, it is possible that additional regulatory changes, as well as the repeal (in whole or in part) of the PPACA, could negatively affect insurance coverage and/or drug prices. These new laws also may result in additional reductions in Medicare and other healthcare funding as well as insurance coverage and payments.

We expect that the PPACA, as well as other healthcare reform measures that may be adopted in the future, may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and additional downward pressure on the reimbursement received for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our products.

Moreover, there recently has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. Individual states in the U.S. have also become increasingly active in implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. Additionally, legislation has been introduced to repeal the PPACA. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the regulatory approvals of our product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent regulatory approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

Governments outside the U.S. tend to impose strict price controls, which may adversely affect our revenues, if any.

In some countries, particularly certain countries of the European Union (“EU”), the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of regulatory approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical study that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed, possibly materially.

Risks Relating to Our Reliance on Third Parties

We rely on third parties to conduct our preclinical and clinical studies. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

We have agreements with third-party contract research organizations (“CROs”) to monitor and manage data for our preclinical and clinical programs. We rely heavily on these third parties for execution of our preclinical and clinical studies and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on CROs does not relieve us of our regulatory responsibilities. We and our CROs are required to comply with cGCPs, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for products in clinical development. Regulatory authorities enforce these cGCPs through periodic inspections of study sponsors, principal investigators and study sites. If we, the investigators, the sites or any of these CROs fail to comply with applicable cGCPs, the clinical data generated in our clinical studies may be deemed unreliable and the regulatory authorities may require us to perform additional clinical studies before approving our marketing applications. We cannot assure you that, upon inspection, such regulatory authorities will determine that any of our clinical studies comply with the cGCP regulations. In addition, our clinical studies must be conducted with product produced under cGMP regulations. Failure to comply with these regulations may require us to repeat clinical studies, which would delay or compromise the regulatory approval process.

If our relationships with any of these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms. In addition, our CROs are not our employees, and except for remedies available to us under our agreements with such CROs, we cannot control whether or not they devote sufficient time and resources to our ongoing preclinical and clinical programs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical studies may be extended, delayed or terminated. As a result, we may not be able to obtain regulatory approval for, or successfully commercialize, our product candidates and may incur significant additional expenses. In addition, potential approval of our product candidates may be delayed, which would have a material adverse effect on our business, results of operations and financial condition.

If the third-party manufacturers on which we rely fail to produce our product candidates on a timely basis, or comply with stringent regulations applicable to pharmaceutical drug manufacturers, we may face delays in the studies, regulatory submissions, required approvals or commercialization of our product candidates.

We contract with third-party contract development and manufacturing organizations (“CDMOs”) to manufacture our product candidate, and we would expect to rely on these CDMOs to produce commercial quantities of tesetaxel. The manufacture of pharmaceutical products requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of pharmaceutical products often encounter difficulties in production, which include difficulties with production costs and yields, quality control and assurance and shortages of qualified personnel, as well as compliance with strictly enforced governmental regulations, including cGMPs. The CDMOs we contract with may not perform as agreed or may terminate their agreements with us.

In addition to product approval, any facilities in which our product candidates are manufactured or tested for their ability to meet required specifications must be inspected and approved by regulatory authorities before a commercial product can be manufactured. Failure of such a facility to be approved could delay the approval of one or more of our product candidates.

Any of these factors could cause us to delay or suspend any future clinical studies, regulatory submissions, required approvals or commercialization of one or more of our product candidates, entail higher costs and result in our being unable to effectively commercialize products.

Risks Relating to Intellectual Property

Our success in developing and marketing our product candidates depends significantly on our ability to obtain and maintain patent protection and operate without infringing on the rights of others.

We depend on patents and other intellectual property to prevent others from improperly benefiting from products or inventions that we developed or acquired. Our patents and patent applications cover our product candidates and inventions. The intellectual property portfolio protecting our tesetaxel program includes 9 U.S., 4 European and 7 Japanese patents, as well as two pending U.S. patent applications and one pending European patent application. Of those, 5 U.S., 4 European and 6 Japanese patents are exclusively licensed to us by Daiichi Sankyo. Among the licensed patents, one issued U.S. patent (U.S. Patent No. 7,410,980) covers the crystal form of tesetaxel used in our clinical formulation and will expire in 2026. If tesetaxel is approved by the FDA, we will be entitled to request patent term restoration that could extend the protection of this patent until 2031. The exact duration of the extension depends on the time we spend in clinical studies as well as the time the FDA spends reviewing our NDA. See “Business—Government Regulation and Product Approval—U.S. Patent Term Restoration and Marketing Exclusivity.” The licensed portfolio includes 4 other issued U.S. patents that cover compositions of matter and various methods useful for preparing tesetaxel, as well as European and Japanese counterparts of these U.S. patents. We also own 4 U.S. patents that cover additional methods useful for preparing tesetaxel and certain salt and crystal forms of tesetaxel, as well as two pending U.S. patent applications related to tesetaxel. For one of those U.S. patent applications, if it results in an issued patent, that patent would expire in 2038.

The patent position of pharmaceutical firms like ours is highly uncertain and involves complex legal and factual questions. We intend to continue to file patent applications because we believe it is appropriate to obtain patents covering our products and their manufacture and use. There can be no assurance, however, that any additional patents will issue, that the scope of any patent that has issued or may issue will be sufficient to protect our product candidates, or that any current or future issued patent will be held not invalid if subsequently challenged. Additionally, we may have to incur significant expense and expend management time defending or enforcing our patents. If we cannot obtain and maintain effective patent rights and/or regulatory exclusivity for our product candidates, we may not be able to compete effectively, and our business and results of operations would be harmed.

The scope and terms of our patents may be insufficient to protect our product candidates for an adequate amount of time.

In the U.S., the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing product candidates similar or identical to ours.

Patents may be eligible for limited patent term extension in the U.S. under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act. Similar patent extensions exist in the EU and Japan. The Hatch-Waxman Act permit a patent term extension of up to 5 years for a patent covering an approved product as compensation for patent term that elapsed during product development and the FDA regulatory review process, provided the extension does not extend the total patent term beyond 14 years from approval, and only one patent per approved product is extended. We may not receive an extension if we fail to apply within applicable deadlines or fail to apply prior to expiration of relevant patents. Moreover, the length of the extension could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, the period during which we can enforce our patent rights for that product will be shortened and our competitors may obtain approval to market competing products sooner, impacting our revenue.

If the FDA or foreign regulatory authorities approve generic versions of any of our products that receive marketing approval or such authorities do not grant our products appropriate periods of exclusivity before approving generic versions of our products, the sales of our products could be adversely affected.

NDA applicants are required to list with the FDA each patent with claims covering the applicant’s product or method of using the product for which approval is sought. Upon approval of a drug, each of the patents listed in the application for the drug that cover the drug or an approved use of the drug is then published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential generic or 505(b)(2) NDA applicants in support of approval of an Abbreviated New Drug Application (“ANDA”) or a 505(b)(2) NDA. An ANDA is a streamlined way to seek approval for marketing a drug product that has the same active ingredient in the same strength and dosage form as the listed drug and has been shown to be bioequivalent to the listed drug. Other than the requirement for bioequivalence testing, ANDA applicants are not required to conduct or submit results of preclinical or clinical tests to prove the safety or effectiveness of their drug product. Drugs approved in this way can often be substituted by pharmacists under prescriptions written for the original listed drug.

Both ANDA and 505(b)(2) NDA applicants are required to make a certification to the FDA concerning any patents listed for the approved NDA product in the FDA’s Orange Book. Specifically, ANDA and 505(b)(2) NDA applicants must certify that: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. The ANDA applicant may also elect to submit a statement certifying that its proposed ANDA labeling does not contain (or carves out) any language regarding patented methods-of-use rather than certify to a listed method-of-use patent. If the applicant does not challenge the listed patents, the submitted application will not be approved until all the listed patents claiming the referenced product have expired.

A certification that the proposed product will not infringe the already approved product’s listed patents, or that such patents are invalid or unenforceable, is called a Paragraph IV certification. If the applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA or 505(b)(2) NDA has been received by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving a submitted application until the earlier of 30 months, expiration of the patent, settlement of the lawsuit or a decision in the infringement case that is favorable to the ANDA applicant or 505(b)(2) applicant.

In addition to the protections from competitors that may be afforded by patents, pharmaceutical products may also be eligible for regulatory exclusivity, such as the exclusivity that may be granted to New Chemical Entities (“NCEs”). While we believe that tesetaxel will qualify as an NCE if and when an NDA is submitted for tesetaxel, such determination is only made at the time of approval. Accordingly, we do not have any agreement with the FDA, EMA or other regulatory body that tesetaxel will in fact be regarded as an NCE, and there can be no assurance that it will be treated as such at the time of approval (if approval is granted).

Competition that our products may face from generic versions of our products could materially and adversely impact our future revenue, profitability and cash flows and substantially limit our ability to obtain a return on the investments we have made in those product candidates.

If we fail to comply with our obligations under our licenses, we may lose rights to critical patents that are important to the commercialization and revenue potential of tesetaxel.

We have licensed patent rights covering tesetaxel from Daiichi Sankyo. If, for any reason, our license agreement with Daiichi Sankyo is terminated or we otherwise lose those rights, it could adversely affect our business. Our license agreement with Daiichi Sankyo imposes, and any future collaboration agreements or license agreements we enter into are likely to impose, various development, commercialization, funding, milestone, royalty, diligence, sublicensing, insurance, patent prosecution and enforcement or other obligations on us. Failure to fulfill these obligations could pose a material risk to our patent protection for tesetaxel and any future product candidates.

If our product candidates infringe the rights of others, we could be subject to expensive litigation, become liable for substantial damages, be required to obtain licenses from others or be prohibited from selling our product candidates altogether.

Our competitors or others may have patent rights that they choose to assert against us or our licensors, licensees, suppliers, customers or potential marketing partners. Moreover, we may not know about patents or patent applications that our products would infringe. Because patent applications do not publish for at least 18 months, if at all, and can take many years to issue, there may be currently pending applications unknown to us that may later result in issued patents that our product candidates would infringe. In addition, if third parties file patent applications or obtain patents claiming inventions also claimed by us or our licensors in issued patents or pending applications, we may have to participate in interference proceedings in the U.S. Patent and Trademark Office (“USPTO”) to determine priority of invention. If third parties file oppositions in foreign countries, we may also have to participate in opposition proceedings in foreign tribunals to defend the patentability of our foreign patent applications.

If a third party claims that we infringe its proprietary rights, any of the following may occur:

•	we may become involved in time-consuming and expensive litigation, even if the claim is without merit;

•	we may become liable for substantial damages for past infringement if a court decides that our science infringes a competitor’s patent;

•	a court may prohibit us from selling or licensing our product without a license from the patent holder, which may not be available on commercially acceptable terms, if at all, or which may require us to pay substantial royalties or grant cross licenses to our patents; or

•	we may have to redesign our product candidates so that they do not infringe patent rights of others, which may not be possible or commercially feasible.

Any of these events would have a material adverse effect on our business, results of operations and financial condition.

Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

Changes in either the patent laws or interpretation of the patent laws in the U.S. and other countries may diminish the value of our patents or narrow the scope of our patent protection. The laws of foreign countries may not protect our rights to the same extent as the laws of the U.S. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the U.S. and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. We therefore cannot be certain that we or our licensors were the first to make the inventions claimed in our owned and licensed patents or pending applications, or that we or our licensor were the first to file for patent protection of such inventions.

Assuming the other requirements for patentability are met, in the U.S., prior to March 15, 2013, the first to make the claimed invention is entitled to the patent, while, outside the U.S., the first to file a patent application is entitled to the patent. After March 15, 2013, under the Leahy-Smith America Invents Act (“Leahy-Smith Act”), enacted on September 16, 2011, the U.S. has moved to a first-to-file system. The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications will be prosecuted and may also affect patent litigation. In general, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, results of operations and financial condition.

Among some of the other changes introduced by the Leahy-Smith Act are changes that limit where a patentee may file a patent infringement suit and provide new opportunities for third parties to challenge issued patents in the USPTO. We may be subject to the risk of third-party prior art submissions on pending applications or become a party to opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging our patents for tesetaxel. There is a lower standard of evidence necessary to invalidate a patent claim in a USPTO proceeding relative to the standard in U.S. district or federal court. This could lead third parties to challenge and successfully invalidate our patents that would not otherwise be invalidated if challenged through the court system.

In addition to patent protection, we will need to successfully preserve our trade secrets. If we are unable to maintain effective proprietary rights for tesetaxel or any future product candidates, we may not be able to compete effectively in our markets.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce and any other elements of our product candidate discovery and development processes that involve information or know-how that is not covered by patents. However, trade secrets can be difficult to protect. We seek to protect our proprietary science and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, there remains the possibility that agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. For instance, the FDA has introduced its Transparency Initiative and is currently considering whether to publicly disclose additional information from drug sponsors; in such case, we cannot guarantee that our trade secrets will not be disclosed.

Although we expect all of our employees and consultants to assign their inventions to us, and all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, science or information to enter into confidentiality agreements, we cannot provide any assurances that all such agreements have been duly executed, that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Misappropriation or unauthorized disclosure of our trade secrets could impair our competitive position and may have a material adverse effect on our business. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating our trade secrets.

Risks Related to this Offering and Ownership of Our Common Stock

There is no existing market for our common stock and we do not know if one will develop. Even if a market does develop, the stock prices in the market may not exceed the offering price.

Prior to this offering, there has not been a public market for our common stock or any of our equity interests. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on NASDAQ, or how liquid that market may become. An active public market for our common stock may not develop or be sustained after this offering. If an active trading market does not develop or is not sustained, you may have difficulty selling any shares of our common stock that you buy. An inactive market may also impair our ability to raise additional capital.

The initial public offering price for the common stock will be determined by negotiations among us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price you pay in this offering.

The price of our common stock may be volatile, and you may lose all or part of your investment.

The market price of our common stock could fluctuate significantly, and you may not be able to resell your shares at or above the offering price. Those fluctuations could be based on various factors in addition to those otherwise described in this prospectus, including those described under “Risk Factors—Risks Related to Our Business,” “Risk Factors—Risks Related to Our Industry,” “Risk Factors—Risks Related to Our Reliance on Third Parties” and “Risk Factors—Risks Related to Intellectual Property,” and the following:

•	unfavorable developments relating to the regulatory status of our product candidates, such as the FDA refusing to accept for filing our NDA or issuing a complete response letter, or a delay in the regulatory review process;

•	adverse actions taken by regulatory authorities with respect to our clinical studies, manufacturing supply chain or future sales and marketing activities;

•	unfavorable results from our clinical studies;

•	delays in the initiation or completion of our clinical studies;

•	adverse changes to our relationships with third-party service providers;

•	manufacture, supply or distribution shortages;

•	departures of our management;

•	a change in competitive landscape that is unfavorable to our product candidates;

•	actual or threatened intellectual property litigation that involves our product candidates;

•	adverse developments concerning the pharmaceutical industry in general;

•	higher-than-expected expenses related to our development programs or overall corporate operations;

•	financial results that are not in line with analyst expectations;

•	changes in analyst estimates, ratings and price targets;

•	press reports or other negative publicity, whether or not true, about our business;

•	release or expiry of lock-up or other transfer restrictions on our outstanding common stock;

•	sales or perceived potential sales of additional common stock;

•	sales of our common stock by us, our executive officers and directors or our stockholders in the future;

•	fluctuations in the stock prices of pharmaceutical and biotechnology stocks; and

•	general economic and market conditions and overall fluctuations in the U.S. equity markets.

Any of these factors may result in large and sudden changes in the volume and trading price of our common stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of management, result in negative press reports and, if adversely determined, have a material adverse effect on our results of operations and financial condition.

In addition, the stock market, in general, and the stocks of small pharmaceutical and biotechnology companies, in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. Further, a decline in the financial markets and related factors beyond our control may cause our common stock price to decline rapidly and unexpectedly.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon completion of this offering, we will become subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (“Exchange Act”). Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission (“SEC”).

Disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Future sales of our common stock, or the perception that such sales may occur, could depress our common stock price.

Sales of a substantial number of shares of our common stock in the public market, or the perception that such sales may occur, following this offering could depress the market price of our common stock. Our principal stockholders, executive officers and directors and certain other equity holders have agreed with the underwriters not to offer, sell, dispose of or hedge any shares of common stock or securities convertible into or exchangeable for shares of common stock, subject to specified limited exceptions and extensions described elsewhere in this prospectus, during the period ending 180 days (subject to extension) after the date of the final prospectus, except with the prior written consent of the representatives of the underwriters. Our certificate of incorporation will authorize us to issue up to              shares of common stock, of which              shares will be outstanding and              shares will be issuable upon the exercise of outstanding stock options. Of the outstanding shares,              shares will be freely tradable after the expiration date of the lock-up agreements, excluding any acquired by persons who may be deemed to be our affiliates. Shares of our common stock held by our affiliates will continue to be subject to the volume and other restrictions of Rule 144 under the U.S. Securities Act of 1933 (“Securities Act”). The underwriters may, in their sole discretion and at any time without notice, release all or any portion of the shares subject to the lock-up. See “Underwriting.”

In addition, immediately following this offering, we intend to file a registration statement registering under the Securities Act the shares of common stock reserved for issuance under our 2017 Stock Option Plan and our 2017 Employee Stock Purchase Plan. See “Shares Eligible for Future Sale” for a more detailed description of the shares that will be available for future sales upon completion of this offering.

We have broad discretion as to the use of proceeds from this offering and may not use the proceeds effectively.

Our management will retain broad discretion as to the allocation of the proceeds and may spend these proceeds in ways in which you may not agree. The failure of our management to apply these funds effectively could result in unfavorable returns and uncertainty about our prospects, each of which could cause the price of our common stock to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our common stock for return on your investment.

We intend to retain most, if not all, of our available funds and earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our common stock as a source for any future dividend income.

Our Board has significant discretion as to whether to distribute dividends and in what amounts. Even if our Board decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our Board.

If you purchase shares of our common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the amount of $         per share because the assumed public offering price of $         per share, the midpoint of the range set forth on the cover of this prospectus, is substantially higher than the as-adjusted net tangible book value per share of our outstanding common stock. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. In addition, you may also experience additional dilution upon future equity issuances or the issuance of stock options to purchase common stock granted to our employees and directors under our stock option and stock purchase plans after this offering. To the extent we raise additional capital by issuing equity securities our stockholders will experience substantial additional dilution. See “Dilution.”

Our directors, executive officers and principal stockholders will continue to have substantial control over the Company after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.

Without giving effect to any shares they may purchase in this offering, our current directors, officers and unitholders who own greater than 5% of our outstanding common units, together with their affiliates, will beneficially own, in the aggregate, approximately     % of our outstanding common stock after this offering, based on the number of units outstanding as of September 30, 2017. As a result, after this offering, these current directors, officers and stockholders, if they act, will be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. In addition, our current directors, officers and unitholders, acting together, would have the ability to control the management and affairs of our company. They may also have interests that differ from yours and may vote in a way with which you disagree and that may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and could affect the market price of our common stock.

We are an emerging growth company, as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an emerging growth company, as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including relief from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, less extensive disclosure obligations regarding executive compensation in our registration statements, periodic reports and proxy statements, exemptions from the requirements to hold a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved and an extended transition period for complying with new or revised accounting standards. As a result, our stockholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to 5 years, although circumstances could cause us to lose that status earlier, including if our total annual gross revenues exceed $1.07 billion, if we issue more than $1.0 billion in non-convertible debt during any three-year period, or if the market value of our common stock held by non-affiliates exceeds $700 million as of June 30 of any year.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. All statements, other than statements of historical facts included in this prospectus, including statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, financing needs, plans or intentions relating to acquisitions, business trends and other information referred to under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” are forward-looking statements. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “design,” “estimate,” “predict,” “potential,” “plan” or the negative of these terms, and similar expressions intended to identify forward-looking statements. Forward-looking statements are not historical facts, and reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

There are a number of risks, uncertainties and other important factors that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Such risks, uncertainties and other important factors include, among others, the risks, uncertainties and factors set forth above under “Risk Factors,” and the following risks, uncertainties and factors:

•	our plans to develop and commercialize tesetaxel and any other product candidates;

•	our ongoing and planned clinical studies;

•	the timing of and our ability to obtain regulatory approvals for tesetaxel and any other product candidates;

•	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•	our ability to identify additional products or product candidates with significant commercial potential that are consistent with our commercial objectives;

•	the rate and degree of market acceptance and clinical utility of tesetaxel and any other product candidates, if approved;

•	our commercialization, marketing and manufacturing capabilities and strategy;

•	significant competition in our industry;

•	our intellectual property position;

•	loss or retirement of key members of management;

•	failure to successfully execute our growth strategy, including any delays in our planned future growth; and

•	our failure to maintain effective internal controls.

There may be other factors that may cause our actual results to differ materially from the forward-looking statements, including factors disclosed in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the risks, uncertainties and other factors referred to above may not contain all of the risks, uncertainties and other factors that are important to you. In addition, we cannot assure you that we will realize the results, benefits or developments that we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our business in the way expected. All forward-looking statements in this prospectus apply only as of the date made and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

INDUSTRY AND MARKET DATA

We obtained the industry, market and competitive position data used throughout this prospectus from our own internal estimates and research, as well as from industry and general publications, in addition to research, surveys and studies conducted by third parties. Internal estimates are derived from publicly available information released by industry analysts and third-party sources, our internal research and our industry experience, and are based on assumptions made by us based on such data and our knowledge of our industry and market, which we believe to be reasonable. In addition, while we believe the industry, market and competitive position data included in this prospectus is reliable and based on reasonable assumptions, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $         million (or approximately $         million if the underwriters’ option to purchase additional shares is exercised in full) from the sale of the common shares offered by us in this offering, based on an assumed public offering price of $         per share (the midpoint of the range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering as follows:

•	Approximately $65 million to conduct our multinational, multicenter, randomized, Phase 3 study in patients with MBC, known as CONTESSA;

•	Approximately $20 million to conduct other clinical studies of tesetaxel; and

•	Approximately $20 million on manufacturing activities relating to tesetaxel.

The remainder of the net proceeds will be used for working capital and general corporate purposes.

Our expected use of proceeds from this offering represents our current intentions based on our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the proceeds to be received upon the completion of this offering or the actual amounts that we will spend on the uses set forth above. We may also use a portion of the proceeds to in-license, acquire or invest in additional businesses, technologies, products or assets. Although we have no specific agreements, commitments or understandings with respect to any in-licensing activity or acquisition, we evaluate these opportunities and engage in related discussions with other companies from time to time.

The amount and timing of our actual expenditures will depend on numerous factors, including the results of our research and development efforts, the timing and outcome of any ongoing or future preclinical or clinical studies, and the timing and outcome of regulatory submissions. As a result, our management will have broad discretion over the use of the proceeds from this offering.

Pending the use of the proceeds from this offering, we may invest the proceeds in interest-bearing, investment-grade securities, certificates of deposit or government securities.

DIVIDEND POLICY

We have no present intention to pay cash dividends on our common stock. Any determination to pay dividends to holders of our common stock will be at the discretion of our Board and will depend on many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in the agreements governing any indebtedness we may enter into and other factors that our Board deems relevant.

CAPITALIZATION

The following table sets forth our cash and capitalization as of September 30, 2017 on:

•	an actual basis; and

•	an as-adjusted basis to reflect the Conversion and giving effect to the issuance and sale of shares of our common stock in this offering, at the assumed public offering price of $ per share, the midpoint of the range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the following table in conjunction with “Use of Proceeds,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included in this prospectus.

	As of September 30, 2017
	Actual	As-adjusted(1)
	(unaudited)
	(in thousands, except unit and per-unit/share amounts)

Cash	$74,504	$

Members’/Stockholders’ equity:
Common units—8,854,478 units issued and outstanding at September 30, 2017; no units issued and outstanding, as-adjusted	$91,739	$
Incentive units—1,182,975 units issued and outstanding at September 30, 2017; no units issued and outstanding, as-adjusted	-
Common stock, $0.01 par value, no shares authorized, issued and outstanding; shares authorized, shares issued and outstanding, as-adjusted	-
Additional paid-in capital	-
Non-cash contributed capital	4,991
Accumulated deficit	(23,546)

Total members’/stockholders’ equity	73,184

Total capitalization	$73,184	$

(1)	As-adjusted to reflect the Conversion and giving effect to the issuance and sale of shares of our common stock in this offering, at the assumed public offering price of $ per share, the midpoint of the range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The outstanding unit and share information in the table above excludes:

•	shares of common stock reserved for future grant or issuance under our 2017 Stock Option Plan, which will become effective prior to the completion of this offering; and

•	shares of common stock reserved for future issuance under our 2017 Employee Stock Purchase Plan, which will become effective prior to the completion of this offering.

DILUTION

Dilution represents the difference between the amount per share paid by investors in this offering and the as-adjusted net tangible book value per share of our common stock immediately after this offering. The data in this section are derived from our balance sheet as of September 30, 2017 and are presented after giving effect to the Conversion. As-converted net tangible book value per share is equal to our total tangible assets less the amount of our total liabilities, divided by the sum of the number of our shares of common stock that will be outstanding immediately prior to the closing of this offering after giving effect to the Conversion. Our as-converted net tangible book value as of September 30, 2017, after giving effect to the Conversion, was $             million, or $             per share of common stock.

After giving effect to our receipt of the estimated net proceeds from our sale of common stock in this offering, based on an assumed public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and other estimated offering expenses payable by us and the application of such proceeds as described in the section entitled “Use of Proceeds,” our net tangible book value, as-adjusted, as of September 30, 2017 would have been $             million, or $             per share of common stock. This represents an immediate increase in net tangible book value to our existing stockholders of $             per share and an immediate dilution to new investors in this offering of $             per share. The following table illustrates this per share dilution:

Assumed public offering price per share		$
As-converted net tangible book value per share as of September 30, 2017	$
Increase in net tangible book value per share attributable to new investors	$

As-adjusted net tangible book value per share after this offering		$

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed public offering price of $             per share would increase (decrease) our as-adjusted net tangible book value by $             million, the as-adjusted net tangible book value per share after this offering by $             and the dilution per share to new investors by $            , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of              shares in the number of shares offered by us would increase (decrease) our as-adjusted net tangible book value by $             million, the as-adjusted net tangible book value per share after this offering by $             and the dilution per share to new investors by $            , or $             if the underwriters exercise their option to purchase additional shares in full, assuming the assumed public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

If the underwriters fully exercise their option to purchase additional shares, as-adjusted net tangible book value after this offering would increase by approximately $             per share, and there would be an immediate dilution of approximately $             per share to new investors.

The following table presents, on an as-adjusted basis, as described above, the differences between the existing stockholders and the purchasers of shares in this offering with respect to the number of shares purchased from us, the total consideration paid, and the average price paid per share at an assumed public offering price of $             per share (the midpoint of the range set forth on the cover page of this prospectus):

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
(in thousands)
Existing stockholders			%	$		%	$
New investors

Total		100.0%		$	100.0%		$

The foregoing table excludes:

•	shares of common stock reserved for future grant or issuance under our 2017 Stock Option Plan, which will become effective prior to the completion of this offering; and

•	shares of common stock reserved for future issuance under our 2017 Employee Stock Purchase Plan, which will become effective prior to the completion of this offering.

SELECTED FINANCIAL DATA

The following table summarizes the historical financial and operating data for the periods indicated. The historical statement of operations data for the years ended December 31, 2015 and 2016 and the balance sheet data as of December 31, 2015 and 2016 are for Odonate Therapeutics, LLC prior to the completion of the Conversion and are derived from our audited financial statements included elsewhere in this prospectus. The historical statement of operations data for the nine-month periods ended September 30, 2016 and 2017 and the balance sheet data as of September 30, 2017 are for Odonate Therapeutics, LLC prior to the completion of the Conversion and are derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements are prepared on the same basis as our audited financial statements, and in the opinion of management, reflect all adjustments, including all normal and recurring adjustments that we consider necessary for a fair statement of the financial position and results of operations for such periods.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. This information should be read in conjunction with “Risk Factors,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus. Our financial statements are prepared in accordance with generally accepted accounting principles in the U.S. (“GAAP”).

	Year Ended December 31,			Nine Months Ended September 30,
	2015	2016		2016	2017
				(unaudited)
	(in thousands, except per-unit data)
Statements of Operations Data:
Operating expenses:
Research and development	$-		$2,622	$856		$14,862
General and administrative	158		463	283		2,136

Total operating expenses	158		3,085	1,139		16,998

Net loss attributable to common unitholders	$(158)		$(3,085)	$(1,139)		$(16,998)

Net loss per unit attributable to common unitholders:
Basic and diluted	$(0.34)		$(1.07)	$(0.53)		$(2.74)
Weighted average units outstanding:
Basic and diluted	461		2,881	2,145		6,214
As-converted net loss per share attributable to common stockholders (unaudited):(1)
Basic and diluted		$			$
As-converted weighted average shares outstanding (unaudited):(1)
Basic and diluted

(1)	Reflects the completion of the Conversion, without giving effect to the issuance of shares from this offering.

	December 31,		September 30,
	2015	2016	2017
			(unaudited)
	(in thousands)

Selected Balance Sheet Data:
Cash	$138	$2,599	$74,504
Working capital	111	2,269	72,264
Total assets	140	2,881	76,515
Total liabilities	29	598	3,331
Accumulated deficit	(3,463)	(6,548)	(23,546)
Total members’/stockholders’ equity	111	2,283	73,184

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our audited and unaudited financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, include forward-looking statements that involve risks and uncertainties. You should review “Risk Factors” for a discussion of important factors that could cause our actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a pharmaceutical company dedicated to the development of best-in-class therapeutics that improve and extend the lives of patients with cancer. Our initial focus is on the development of tesetaxel, a novel chemotherapy agent that belongs to a class of drugs known as taxanes, which are widely used in the treatment of cancer. Tesetaxel has several potential therapeutic advantages over currently available taxanes, including: oral administration with a low pill burden and a patient-friendly dosing regimen; a formulation that does not contain solubilizing agents that are known to cause hypersensitivity (allergic) reactions; and improved activity against chemotherapy-resistant tumors. Tesetaxel has been generally well tolerated in clinical studies and has demonstrated robust single-agent antitumor activity in two Phase 2 studies in patients with locally advanced or metastatic breast cancer (“MBC”). We expect to begin enrolling patients in our multinational, multicenter, randomized, Phase 3 study in MBC, known as CONTESSA, in the fourth quarter of 2017 and report top-line results from this study in 2020. Our goal for tesetaxel is to develop an effective chemotherapy choice for patients that provides quality-of-life advantages over current alternatives.

We have no products approved for marketing, and we have not generated any revenue from product sales or other arrangements. To date, we have primarily funded our operations through the sale of common units. We have incurred losses in each year since our inception. Our net losses were $0.2 million and $3.1 million for the years ended December 31, 2015 and 2016, respectively, and $1.1 million and $17.0 million for the nine months ended September 30, 2016 and 2017, respectively. As of December 31, 2016 and September 30, 2017, we had an accumulated deficit of $6.5 million and $23.5 million, respectively. Substantially all of our operating losses resulted from expenses incurred in connection with advancing tesetaxel through development activities and general and administrative costs associated with our operations.

We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. Our net losses may fluctuate significantly from quarter to quarter and year to year. We expect our expenses will increase substantially in connection with our ongoing activities as we:

•	conduct clinical studies of tesetaxel, our initial product candidate;

•	increase our research and development efforts;

•	manufacture clinical study materials;

•	hire additional personnel;

•	create additional infrastructure to support our product development, planned future commercialization efforts and our operations as a public company;

•	seek regulatory approval for tesetaxel and any other product candidates that successfully complete clinical studies;

•	maintain, expand and protect our intellectual property portfolio;

•	make milestone or other payments under any in-licensing agreement; and

•	experience any delays or encounter challenges with respect to any of the above.

We do not expect to generate any revenues from product sales until we successfully complete development and obtain regulatory approval for tesetaxel, which we expect will take a number of years. If we obtain regulatory approval for tesetaxel, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Accordingly, we will seek to fund our operations through public or private equity or debt financings or other sources. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements when needed would have a negative impact on our financial condition and ability to develop our product candidates.

Components of Our Results of Operations

Research and Development Expenses

Research and development expenses consist primarily of costs associated with the development of our product candidates and include salaries, benefits, travel and other related cost, including equity-based compensation expenses, for personnel engaged in research and development functions; expenses incurred under agreements with contract research organizations (“CROs”), investigative sites and consultants that conduct our preclinical and clinical studies; manufacturing development and scale-up expenses and the cost of acquiring and manufacturing clinical study materials and commercial materials, including manufacturing registration and validation batches; payments to consultants engaged in the development of our product candidates, including equity-based compensation, travel and other expenses; costs related to compliance with quality and regulatory requirements; research and development facility-related expenses, which include direct and allocated expenses, and other related costs. Research and development expenses are charged to operations as incurred when these expenditures relate to our research and development efforts and have no alternative future uses. Payments made prior to the receipt of goods or services to be used in research and development are capitalized until the goods or services are received.

All of our research and development expenses to date have been incurred in connection with tesetaxel. We expect our research and development expenses to increase for the foreseeable future as we advance tesetaxel through clinical development, including conducting our planned Phase 3 study, CONTESSA. The process of conducting clinical studies necessary to obtain regulatory approval is costly and time consuming. We are unable to estimate with any certainty the costs we will incur in the continued development of tesetaxel. The degree of success, timelines and cost of development can differ materially from expectations. We may never succeed in achieving regulatory approval for our product candidates.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, related benefits, travel, equity-based compensation expense and facility-related expenses for personnel in finance and administrative functions. General and administrative expenses also include facility expenses, professional fees for legal, patent, consulting, accounting and audit services and other related costs.

We anticipate that our general and administrative expenses will increase in the future as we build our infrastructure to support our continued research and development of tesetaxel. We also anticipate increased expenses related to accounting, legal and regulatory-related services associated with maintaining compliance with exchange listing and the Securities and Exchange Commission (“SEC”) requirements, director and officer insurance premiums and other costs associated with being a public company.

Results of Operations

The following table summarizes our results of operations for the years ended December 31, 2015 and 2016 and the nine months ended September 30, 2016 and 2017:

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
			(unaudited)
	(in thousands)
Operating expenses:
Research and development	$-	$2,622	$856	$14,862
General and administrative	158	463	283	2,136

Total operating expenses	$158	$3,085	$1,139	$16,998

Research and Development Expense

The following table summarizes our research and development expense for the years ended December 31, 2015 and 2016 and the nine months ended September 30, 2016 and 2017:

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
			(unaudited)
	(in thousands)
Clinical development costs	$-	$1,223	$416	$8,252
Personnel and related costs	-	1,295	385	4,410
Equity-based compensation expense	-	51	24	2,066
Other research and development costs	-	53	31	134

Total research and development expense	$-	$2,622	$856	$14,862

Comparison of the Nine Months Ended September 30, 2016 and 2017

Research and development expense was $0.9 million and $14.9 million for the nine months ended September 30, 2016 and 2017, respectively. The increase of $14.0 million was due to increased activities in connection with our tesetaxel clinical development program, resulting in increased clinical development costs of $7.8 million, increased personnel and related costs of $4.0 million, increased equity-based compensation expense of $2.0 million and increased other research and development costs of $0.1 million.

Comparison of the Years Ended December 31, 2015 and 2016

Research and development expense was $0 and $2.6 million for the years ended December 31, 2015 and 2016, respectively. The increase of $2.6 million was due to increased activities in connection with our tesetaxel clinical development program, resulting in increased clinical development costs of $1.2 million, increased personnel and related costs of $1.3 million, increased equity-based compensation expense of $0.1 million and increased other research and development costs of $0.1 million.

General and Administrative Expense

The following table summarizes our general and administrative expense for the years ended December 31, 2015 and 2016 and the nine months ended September 30, 2016 and 2017:

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
			(unaudited)
	(in thousands)
Personnel and related costs	$-	$158	$58	$1,055
Equity-based compensation expense	-	-	-	132
Other general and administrative costs	158	305	225	949

Total general and administration expense	$158	$463	$283	$2,136

Comparison of the Nine Months Ended September 30, 2016 and 2017

General and administrative expense was $0.3 million and $2.1 million for the nine months ended September 30, 2016 and 2017, respectively. The increase of $1.8 million was due to increased administrative support costs resulting from the increased activities in connection with our tesetaxel clinical development program, resulting in increased personnel and related costs of $1.0 million, increased equity-based compensation expense of $0.1 million and increased other general and administrative expenses of $0.7 million.

Comparison of the Years Ended December 31, 2015 and 2016

General and administrative expense was $0.2 million and $0.5 million for the years ended December 31, 2015 and 2016, respectively. The increase of $0.3 million was due to increased administrative support costs resulting from the increased activities in connection with our tesetaxel clinical development program, resulting in increased personnel and related costs of $0.2 million and increased other general and administrative expenses of $0.1 million.

Liquidity and Capital Resources

We have incurred losses and negative cash flows from operations since inception and anticipate that we will continue to incur net losses for the foreseeable future. As of September 30, 2017, we had an accumulated deficit of $23.5 million. As of September 30, 2017, we had cash in the amount of $74.5 million.

The following table sets forth a summary of the net cash flow activity for each of the periods set forth below:

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
			(unaudited)
	(in thousands)
Net cash provided by (used in):
Operating activities	$(165)	$(1,733)	$(752)	$(11,783)
Investing activities	-	-	-	(68)
Financing activities	-	4,194	4,985	83,756

Net increase (decrease) in cash	$(165)	$2,461	$4,233	$71,905

Net cash used in operating activities was $0.2 million and $1.7 million for the years ended December 31, 2015 and 2016, respectively, and $0.8 million and $11.8 million for the nine months ended September 30, 2016 and 2017, respectively. The net cash used in operating activities in each of these periods was primarily due to our net losses and changes in working capital, which were partially offset by non-cash contribution of services by an affiliate of a significant unitholder, equity-based compensation and depreciation expense.

Net cash used in investing activities was the result of purchases of equipment.

Net cash provided by financing activities was $0 and $4.2 million for the years ended December 31, 2015 and 2016, respectively, and $5.0 million and $83.8 million for the nine months ended September 30, 2016 and 2017, respectively. Net cash provided by financing activities during each period was primarily the result of our sale of common units, net of capital distributions. For the year ended December 31, 2016, we distributed $0.8 million to our common unitholders.

We estimate that our net proceeds from this offering will be approximately $         million, based on an assumed public offering price of $         per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We believe that our existing cash as of September 30, 2017 and the estimated net proceeds from this offering will be sufficient to meet our anticipated cash requirements through at least the next 24 months. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially.

Our future capital requirements are difficult to forecast and will depend on many factors, including:

•	our ability to initiate, and the progress and results of, our planned clinical studies of tesetaxel;

•	the timing and outcome of regulatory reviews of tesetaxel;

•	the revenue, if any, received from commercial sales of tesetaxel for which we may receive regulatory approval;

•	our ability to maintain and enforce our intellectual property rights and defend any intellectual property-related claims;

•	the costs, timing and success of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive regulatory approval and do not partner for commercialization; and

•	the extent to which we acquire or in-license other products and technologies.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic partnerships and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through collaborations, strategic partnerships or licensing arrangements with third parties, we may have to relinquish valuable rights to our product candidates, associated intellectual property, our other technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market our product candidate even if we would otherwise prefer to develop and market such product candidate ourselves.

Contractual Obligations and Commitments

We enter into contracts in the normal course of business with CROs, contract development and manufacturing organizations and other service providers and vendors. These contracts generally provide for termination on notice and, therefore, are cancelable contracts and not included in the table of contractual obligations and commitments.

In 2013, we licensed rights to tesetaxel in all major markets from Daiichi Sankyo Company, Limited (“Daiichi Sankyo”), the original inventor of the product. Under the Daiichi Sankyo license agreement, we are obligated to use commercially reasonable efforts to develop and commercialize tesetaxel in the following countries: France, Germany, Italy, Spain, the United Kingdom and the U.S. We are required to make aggregate future milestone payments of up to $31.0 million, contingent on attainment of certain regulatory milestones. Additionally, we will pay Daiichi Sankyo a tiered royalty that ranges from the low to high single digits, depending on annual net sales of tesetaxel.

A summary of our contractual obligations and commitments as of December 31, 2016 is set forth below (in thousands):

	Payments Due by Period
	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total Amounts Committed
Milestone payments(1)	-	-	-	-	$31,000

(1)	Represents potential aggregate future milestone payment amounts to Daiichi Sankyo. The actual amount and timing of these payments are uncertain, as the payments are contingent upon future events.

Off-Balance Sheet Arrangements

During the periods presented, we did not have, nor do we currently have, any off-balance sheet arrangements as defined under the rules of the SEC.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We do not currently have any cash equivalents or investments, but we do maintain significant amounts of cash at one or more financial institutions that are in excess of federally insured limits.

Effects of Inflation

Inflation generally affects us by increasing our cost of labor and clinical study costs. We do not believe that inflation has had a material effect on our results of operations during the periods presented.

Jumpstart Our Business Startups Act

We are an emerging growth company, as defined in the JOBS Act. Under this act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. We also intend to rely on other exemptions provided by the JOBS Act, including without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with generally accepted accounting principles in the U.S. (“GAAP”). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting periods. These items are monitored and analyzed by us for changes in facts and circumstances, and material changes in these estimates could occur in the future. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Changes in estimates are reflected in reported results for the period in which they become known. Actual results may differ materially from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in the notes to our audited financial statements elsewhere in this prospectus, we believe that the following accounting policies related to accrued expenses and equity-based compensation are most critical to understanding and evaluating our reported financial results.

Accrued Expenses

As part of the process of preparing our financial statements, we are required to estimate our accrued expenses. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. The majority of our service providers invoice us monthly in arrears for services performed or when contractual milestones are met. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. Examples of estimated accrued research and development expenses include costs associated with conducting our development and regulatory activities, including fees paid to third-party professional consultants and service providers, and costs to develop and manufacture clinical study materials.

We base our accrued expenses on our estimates of the services received and efforts expended pursuant to our contractual arrangements. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our service providers will exceed the level of services provided and result in a prepayment of the expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or prepayment accordingly.

Although we do not expect our estimates to be materially different from amounts actually incurred, if our estimates of the status and timing of services performed differs from the actual status and timing of services performed, we may report amounts that are too high or too low in any particular period. To date, there have been no material differences from our estimates to the amount actually incurred.

Equity-based Compensation

Equity-based compensation expense represents the grant-date fair value of employee awards recognized over the requisite service period of the awards (usually the vesting period) on a straight-line basis. We account for awards to non-employees using the fair value approach. Non-employee awards are subject to periodic revaluation over their vesting terms.

Prior to the Conversion, we, through Odonate Management Holdings, LLC (“Management Holdings”), issued an aggregate of              incentive units under the Odonate Management Holdings Equity Incentive Plan (the “Management Plan”). The incentive units were issued to certain of our directors, officers, employees and consultants in consideration for bona fide services provided to us. Pursuant to the Management Plan, the incentive units are considered “profits interests” within the meaning of U.S. federal and state tax rules. Incentive units do not entitle their holders to receive distributions if we were to be liquidated immediately after the grant. Instead, the incentive unitholders are entitled to receive an allocation of a portion of our profits arising after the date of the grant and, subject to vesting conditions, distributions made out of a portion of our profits arising after the grant date of the incentive units. Accordingly, the financial benefits of incentive units to the awardee, and the costs to the issuing company, are substantially similar to a stock option grant. Grants of the incentive units may be fully vested, partially vested or entirely unvested at the time of the grant as determined by the Board. To date, all incentive units have provided for vesting over a 4-year period from either the date of grant or the commencement of service.

After the Conversion, the outstanding incentive units of Management Holdings will remain outstanding, but will represent an indirect interest in the common stock of the Company upon vesting of the awards. As part of the Conversion, the shares of common stock underlying the outstanding incentive units will be issued to a newly formed entity, Odonate Holdings, LLC (“Odonate Holdings”). While Odonate Holdings will hold the shares underlying outstanding incentive units, it will have no other operations. In addition, Odonate Holdings will grant us an irrevocable proxy directing us to vote all shares held by Odonate Holdings in the same proportion as the vote by all other stockholders, which is sometimes called “mirrored voting.” In the event that any incentive units in Management Holdings are forfeited, the shares of common stock underlying such forfeited incentive units will be transferred from Odonate Holdings to us and cancelled.

As of December 31, 2016 and September 30, 2017, we had 967,358 and 1,182,975 incentive units outstanding, respectively, all of which will become incentive units in Odonate Holdings and represent an indirect right, subject to vesting, in our common stock. The grant-date fair value of incentive units was estimated using a Black-Scholes option-pricing model. We used a volatility and risk-free rate of 73% to 79% and 1.3% to 2.5%, respectively, to estimate the fair value of the incentive units. The estimated volatility was based on the historical equity volatility of comparable companies.

As there has been no public market for our common and incentive units, for all periods prior to this offering, the fair value of the common and incentive units were estimated on each grant date by our management. In order to determine the fair value of our common and incentive units, our management considered, among other things, recently available independent valuations, and valuations derived from the sale of our equity securities to third parties in recent equity financings. These independent valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

For valuations after the completion of this offering, our Board will determine the fair value of our equity awards based on the closing price of our common stock as reported on the date of grant, as we expect to be able to rely on the market price to determine the market value of our common stock.

Recent Accounting Pronouncements

In August 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”). The new standard requires management to assess, at each annual and interim reporting period, an entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to provide related footnote disclosures. The amendments are effective for public business entities for fiscal years ending after December 15, 2016. We adopted this guidance during the year ended December 31, 2016 with no material impact on our financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). This guidance requires recognition of lease assets and lease liabilities on the balance sheet and disclosure of key information about leasing arrangements. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018 and interim periods thereafter. Early adoption is permitted. The guidance is required to be adopted at the earliest period presented using a modified retrospective approach. We are evaluating the impact the adoption of ASU 2016-02 will have on our financial statements and disclosures.

In March 2016, the FASB issued ASU No. 2016-09, Stock Compensation (“ASU 2016-09”). This guidance identifies areas for simplification involving several aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, an option to estimate forfeitures or recognize actual forfeitures as they occur, as well as certain classifications on the statement of cash flows. ASU 2016-09 is effective for annual reporting periods beginning after December 15, 2016 and interim periods thereafter. We adopted this guidance prospectively during the year ended December 31, 2016 with no material impact on our financial statements and disclosures.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). ASU 2016-15 is intended to address how certain cash receipts and cash payments are presented and classified in the statement of cash flows. This update addresses 8 specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. We adopted this guidance prospectively during the year ended December 31, 2016 with no material impact on our financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”). ASU 2016-18 is intended to address diversity in practice that exists in the classification and presentation of changes in restricted cash on the statement of cash flows. The amendments require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. We adopted this guidance prospectively during the year ended December 31, 2016 with no material impact on our financial statements.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”). The purpose of the amendment is to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions of assets or businesses. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. We are evaluating the impact the adoption of ASU 2017-01 will have on our financial statements and disclosures.

BUSINESS

Company Overview

We are a pharmaceutical company dedicated to the development of best-in-class therapeutics that improve and extend the lives of patients with cancer. Our initial focus is on the development of tesetaxel, a novel chemotherapy agent that belongs to a class of drugs known as taxanes, which are widely used in the treatment of cancer. Tesetaxel has several potential therapeutic advantages over currently available taxanes, including: oral administration with a low pill burden and a patient-friendly dosing regimen; a formulation that does not contain solubilizing agents that are known to cause hypersensitivity (allergic) reactions; and improved activity against chemotherapy-resistant tumors. Tesetaxel has been generally well tolerated in clinical studies and has demonstrated robust single-agent antitumor activity in two Phase 2 studies in patients with locally advanced or metastatic breast cancer (“MBC”). We expect to begin enrolling patients in our multinational, multicenter, randomized, Phase 3 study in MBC, known as CONTESSA, in the fourth quarter of 2017 and report top-line results from this study in 2020. Our goal for tesetaxel is to develop an effective chemotherapy choice for patients that provides quality-of-life advantages over current alternatives.

Breast Cancer and Its Treatment

Breast cancer is the second-most common cancer worldwide, with an estimated 1.8 million new cases diagnosed per year. In Europe, an estimated 494,000 new cases are diagnosed and approximately 143,000 women will die of the disease each year, making it the leading cause of cancer death in women. In the U.S., an estimated 255,000 new cases are diagnosed and approximately 41,000 women will die of the disease each year, making it the second-leading cause of cancer death in women. Estimated breast cancer incidence and deaths per year in Europe, the U.S. and worldwide are shown in the following table.

Estimated Breast Cancer Incidence and Deaths per Year in Europe, the U.S. and Worldwide

Breast cancer typically is staged (Stage 0-IV) based on the size of the tumor, whether or not the tumor is invasive, whether or not the cancer is in the lymph nodes, and whether or not the cancer has spread (metastasized) to other parts of the body beyond the breast. For most patients diagnosed with early breast cancer who undergo surgical treatment, the prognosis is good; the 5-year survival rate for these patients is approximately 94%. However, the prognosis for patients with MBC (which includes patients who relapsed following surgery as well as patients who are inoperable upon initial diagnosis) remains poor; the 5-year survival rate for metastatic disease is approximately 22%, making MBC an area of continued, high unmet medical need.

Breast cancer is a heterogeneous disease comprised of several molecular subtypes, which are commonly grouped into clinical subtypes based on receptor status. Receptors that are assessed in standard clinical practice include the estrogen receptor (“ER”) and progesterone receptor (“PgR”), collectively the hormone receptors (“HR”), and human epidermal growth factor receptor 2 (“HER2”). Breast cancers generally are categorized by the presence or absence of these receptors. The most common type of breast cancer is HER2 negative and HR positive, accounting for approximately 64% of newly diagnosed cases. HER2 positive breast cancer and triple-negative breast cancer (“TNBC”), the latter of which lacks all three receptors, are less common, accounting for approximately 13% and 11% of breast cancers, respectively. Estimated U.S. breast cancer incidence by receptor status and MBC treatments by receptor status are shown in the following figure.

Estimated U.S. Breast Cancer Incidence by Receptor Status and MBC Treatments

by Receptor Status

(1) Based on Surveillance, Epidemiology, and End Results (SEER) registry data (2014).

Current Treatment of HER2 Negative, HR Positive MBC

HER2 negative, HR positive disease, which represents the majority of all MBC cases, remains an area of high unmet medical need. Over the past two decades, only modest survival benefits have been achieved in this patient population; hence, treatment goals emphasize controlling disease-related symptoms, minimizing toxicity and maximizing quality-of-life. Patients with HER2 negative, HR positive disease are typically treated with endocrine therapy (with or without targeted agents such as a cyclin-dependent kinase (“CDK”) 4/6 inhibitor), chemotherapy or both.

Endocrine Therapy

Endocrine agents, which target certain hormone receptors inside and on the surface of tumor cells with the goal of slowing tumor growth, are preferred as initial treatment prior to chemotherapy for most patients with HER2 negative, HR positive MBC. These agents, which typically are used sequentially with or without targeted agents such as a CDK 4/6 inhibitor, include aromatase inhibitors (e.g., anastrozole, exemestane and letrozole), selective estrogen receptor modulators (“SERMs”; e.g., tamoxifen) and estrogen receptor downregulators (“ERDs”; e.g., fulvestrant).

The recently approved CDK 4/6 inhibitor, palbociclib, an orally administered therapy, has significantly improved outcomes for patients with MBC when used in combination with endocrine agents. In a multicenter, randomized, Phase 3 study, letrozole plus palbociclib given as initial therapy in post-menopausal women with HER2 negative, ER positive MBC resulted in median progression-free survival (“PFS”) of 24.8 months, compared to 14.5 months with letrozole alone. And, in a different multicenter, randomized, Phase 3 study, fulvestrant plus palbociclib given as second-line endocrine therapy in women with HER2 negative, HR positive MBC resulted in median PFS of 9.5 months, compared to 4.6 months with fulvestrant alone. Despite these recent advances in endocrine therapy, virtually all MBC patients will eventually progress and require subsequent treatment with chemotherapy.

Chemotherapy

In HER2 negative, HR positive MBC, chemotherapy generally is used following disease progression on endocrine therapy. However, there is also a significant percentage of patients who receive chemotherapy as their first treatment for advanced disease because endocrine therapy is not indicated. This includes patients with: (i) a short relapse-free interval while on adjuvant (immediately following surgery) endocrine therapy (endocrine resistance); (ii) rapidly progressive disease/visceral crisis; and/or (iii) endocrine intolerance. In a recent analysis of a several-thousand-patient record database in Europe and the U.S., chemotherapy-only regimens were given in the first-line setting 33% to 35% of the time in Europe and 34% to 42% of the time in the U.S.

Chemotherapy agents used in the treatment of MBC generally are considered to be associated with significant side effects and a negative impact on quality-of-life. The approved chemotherapy agents for the treatment of HER2 negative MBC include: paclitaxel, nab-paclitaxel and docetaxel (taxanes); capecitabine (a fluoropyrimidine); doxorubicin and epirubicin (anthracyclines); gemcitabine (a nucleoside inhibitor); ixabepilone (an epothilone approved in the U.S.); and eribulin (a non-taxane microtubule dynamics inhibitor). The taxanes and eribulin are approved as monotherapy; capecitabine is approved as both monotherapy and combination therapy (with docetaxel); gemcitabine is approved as combination therapy only (with paclitaxel); and ixabepilone is approved in the U.S. as both monotherapy and combination therapy (with capecitabine).

The choice and sequencing of chemotherapy regimens depend on a number of factors, including physician preference, previous therapies, pre-existing medical conditions, tumor burden and patient symptoms. As shown in the following chart, capecitabine, an oral chemotherapy and taxanes are the preferred first-line chemotherapy agents in HER2 negative, HR positive MBC.

Physician-reported Preferences for First-line Chemotherapy for Patients with HER2 Negative,

HR Positive MBC from Recent Survey of 201 U.S. Community-based Oncologists

Taxanes

Taxanes are an established class of anticancer agents that are broadly used in various cancers, including breast cancer. Taxanes destroy cancer cells by preventing them from entering mitosis, a process of cell division, and thereby leading to apoptosis, or cell death. As shown in the figure below, taxanes are one of the most widely used classes of chemotherapy agents in both Europe and the U.S., with more than 2.8 million cycles administered in 2016.

>2.8 Million Cycles of Paclitaxel, Nab-paclitaxel and Docetaxel

Administered in 2016 in Europe and the U.S.

While paclitaxel and docetaxel, the first two taxanes approved for the treatment of breast cancer, possess robust antitumor activity, they have low oral bioavailability and low solubility. Therefore, these pharmaceutical agents must be delivered intravenously, typically at an infusion center, and also are formulated with solubilizing agents that are known to cause hypersensitivity reactions. Nab-paclitaxel, a different formulation of paclitaxel that also is approved for the treatment of breast cancer, has a greatly reduced risk of hypersensitivity reactions, but must still be delivered intravenously. Therapies given intravenously at an infusion center often are associated with:

•  Fear of needles and associated complications;

•  Anxiety, including institutional-triggered side effects such as nausea and vomiting;

•  Heightened awareness of life-threatening disease presence; and

•  Disruption of daily activities.

Capecitabine

As the only orally administered chemotherapy routinely used for MBC in the U.S., capecitabine offers quality-of-life advantages over intravenous (“IV”) chemotherapy alternatives. In each of the 4 following recently published studies in which breast cancer patients were surveyed as to their preference of treatment modality, the authors concluded that patients preferred oral over IV chemotherapy.

Studies of Breast Cancer Patients’ Preference of Oral vs. IV Chemotherapy

(1) Beusterien et al, The Oncologist 2014 (2) Ishitobi et al, Patient Preference and Adherence 2013 (3) Schott et al, BMC Cancer 2011 (4) Gornas et al, European Journal of Cancer Care 2010

Overall, as shown in the figures that follow, the sales of oral therapies in the treatment of cancer have grown at a higher rate than the sales of injectable therapies over the past 8 years, and capecitabine is one of the most widely used chemotherapy agents in both Europe and the U.S., with more than 2.0 million cycles administered in 2016.

U.S. Market Share of Oral vs. Injectable Cancer Therapies	>2.0 Million Cycles of Capecitabine, an Oral Chemotherapy Agent, Administered in 2016 in Europe and the U.S.

Tesetaxel: A Chemotherapy with Potential Best-in-Class Properties

Tesetaxel, which we believe will qualify as a New Chemical Entity (“NCE”) if and when a New Drug Application (“NDA”) is submitted, retains the same taxane core as the approved taxanes, but includes the addition of two novel, nitrogen-containing functional groups. Tesetaxel is chemically designed to have high oral bioavailability, high solubility, a long terminal half-life, and to not be expelled by the P-gp efflux pump, with the intent of retaining activity against chemotherapy-resistant tumor cells. The table below compares some of the chemical and pharmacologic properties on paclitaxel, docetaxel and tesetaxel.

Chemical and Pharmacologic Properties of Paclitaxel, Docetaxel and Tesetaxel

We believe that tesetaxel’s unique properties may translate into significant benefits for patients. These may include:

•	Oral administration with a low pill burden and a patient-friendly dosing regimen;

•	A formulation that does not contain polyoxyethylated castor oil or polysorbate 80, solubilizing agents contained in other taxane formulations known to cause hypersensitivity reactions; and

•	Durable antitumor activity.

Preclinical Overview

Tesetaxel has exhibited potent antitumor activity in both in vitro (in a test tube) and in vivo (in a live organism) preclinical studies (Shionoya et al, Cancer Science 2003). Unique among taxanes, tesetaxel retains potent antitumor activity against chemotherapy-resistant tumor cells, including tumor cells over-expressing the P-glycoprotein (“P-gp”) efflux pump. A defense mechanism of tumor cells, this efflux pump functions to expel toxins, including many chemotherapy agents.

In Vitro Antitumor Activity

Tesetaxel has exhibited potent antitumor activity in in vitro preclinical studies, with an overall GI50 (the concentration of drug required to inhibit growth by 50%) of less than 1 nM. GI50 is a commonly used preclinical measurement of antitumor potency; lower GI50 numbers connote higher potency (1 nM is 1/1,000th of 1 µM). Of particular note, tesetaxel largely retains antitumor cytotoxic (cell-killing) potency against taxane-resistant (P-gp positive) and other chemotherapy-resistant tumors, while paclitaxel and docetaxel lose considerable antitumor potency (Shionoya et al, Cancer Science 2003). The relative loss of cytotoxic potency between P-gp negative and P-gp positive tumor cells and between non-drug-resistant and drug-resistant tumor cells for paclitaxel, docetaxel and tesetaxel is shown in the following table (low numbers connote high potency, and high numbers connote low potency).

In Vitro Cytotoxic Potency of Paclitaxel, Docetaxel and Tesetaxel in

P-gp Negative, P-gp Positive, Non-drug-resistant and Drug-resistant Tumors

GI50 = concentration required to inhibit growth by 50% P-gp = P-glycoprotein

In Vivo Antitumor Activity

Tesetaxel administered orally exhibited significantly greater growth-inhibitory effects (inhibition rate (“IR”) > 90%) than paclitaxel and docetaxel administered IV (IR values of 26%-58%) in a mouse model in which P-gp positive, human breast tumors (DU4475) were implanted in mice (Shionoya et al, Cancer Science 2003). The relative in vivo antitumor activity for a control, paclitaxel, docetaxel and tesetaxel is shown in the following graph.

In Vivo Antitumor Activity of Paclitaxel, Docetaxel and Tesetaxel in

P-gp Positive Breast Tumors in Mice

Clinical Development Program

The tesetaxel Investigational New Drug application (“IND”) was originally filed by Daiichi Sankyo Company, Limited (“Daiichi Sankyo”) in 2001 for the treatment of cancer. We are the current sponsor of the tesetaxel IND, which is active. More than 500 patients were treated with tesetaxel between 2001 and 2012 across 22 clinical studies. Tesetaxel was administered as monotherapy in 16 studies and in combination with other agents in 6 studies. Studies have been completed in MBC, gastric cancer, colorectal cancer, non-small cell lung cancer and other cancers as first-line, second-line or salvage therapy. Clinical studies that have been conducted with tesetaxel are shown in the following table.

Clinical Studies of Tesetaxel

N = Number of patients treated

CRC = Colorectal cancer

NSCLC = Non-small cell lung cancer

(1)    Studies conducted by Genta Incorporated. Patients treated from 2008 to 2012.

(2)    Studies conducted by Daiichi Sankyo. Patients treated from 2001 to 2006.

(3)    Includes 46 patients who received tesetaxel once every 21 days. A cohort of 15 patients receiving tesetaxel weekly (days 1, 8 and 15 of a 28-day cycle) was discontinued early due to study termination. In this prospectus, Studies TOB203 and TOB203XT are referred to as Study TOB203.

(4)    Final study data available.

(5)    The Phase 1 study in solid tumors was split into Study TOST107, which included data from the first two cycles, and TOST107XT, which included data from patients receiving three or more cycles. In this prospectus, Studies TOST107 and TOST107XT are referred to as Study TOST107.

Tesetaxel, administered both alone and in combination with capecitabine, has been generally well tolerated. In the 8 studies (927A-PRT001, 927A-PRT004, 927E-PRT003, 927E-PRT005, 927E-PRT007, 927A-PRT006, TOST107 and TOST107XT) for which final study data are available, a total of 268 patients received tesetaxel either alone (222 patients from 5 studies) or in combination with capecitabine (46 patients from three studies). The most common Grade ≥ 3 (severe or serious) treatment-related adverse event (“AE”) was neutropenia (low level of neutrophils, a type of white blood cell), which occurred in 37% of patients receiving tesetaxel alone and 43% of patients receiving tesetaxel in combination with capecitabine and was generally reversible and manageable with supportive measures. Six percent (6%) of patients receiving tesetaxel alone and 11% of patients receiving tesetaxel in combination with capecitabine experienced treatment-related febrile neutropenia (fever coinciding with neutropenia).

Overall, there was no non-hematologic Grade ≥ 3 treatment-related AE that occurred in more than 6% of patients. Three percent (3%) of patients receiving tesetaxel alone and 2% of patients receiving tesetaxel in combination with capecitabine experienced Grade ≥ 3 treatment-related peripheral neuropathy (weakness, numbness and/or pain from damage to the nerves). No patients receiving tesetaxel alone and 11% of patients receiving tesetaxel in combination with capecitabine experienced Grade ≥ 3 treatment-related hand-foot syndrome (redness and swelling of the palms and soles, which may progress to dryness, scaling, pain, itching and sometimes blisters and ulceration). Six percent (6%) of patients receiving tesetaxel alone and 7% of patients receiving tesetaxel in combination with capecitabine experienced Grade ≥ 3 treatment-related diarrhea. Seventeen percent (17%) of patients receiving tesetaxel alone and 9% of patients receiving tesetaxel in combination with capecitabine experienced any grade of treatment-related alopecia (hair loss).

The results from the two Phase 2 clinical studies of tesetaxel monotherapy in MBC (TOB203 and 927E-PRT005) are summarized below.

Studies in Patients with MBC

Study TOB203: A Phase 2 Study of Tesetaxel as First-line Chemotherapy for MBC

In Study TOB203, which was conducted by Genta Incorporated from 2010 to 2012, 46 patients with HER2 negative, HR positive or negative MBC were enrolled to receive, as first-line chemotherapy, tesetaxel administered orally at 27 mg/m2 (of body surface area: an average female cancer patient is approximately 1.7 m2) on the first day of a 21-day cycle, with escalation to 35 mg/m2 in subsequent cycles depending on tolerability, without anti-allergy premedication. Objective response rate (“ORR”) (complete response (disappearance of all target lesions) + partial response (at least a 30% decrease in the sum of the diameters of target lesions)) based on Response Evaluation Criteria in Solid Tumors (RECIST) 1.1 was the primary endpoint.

Median age was 58 years (range: 36-80 years). Twenty percent (20%) of patients had triple-negative disease, and the median time from initial diagnosis was 4 years (range: 0-21 years). Sixty-seven percent (67%) of patients received prior endocrine therapy, and 70% had received prior chemotherapy in the adjuvant setting, with 57% having received a taxane-containing regimen and 52% having received an anthracycline-containing regimen. Common metastatic sites included the lung and lymph nodes (57% of patients each) and the liver and bone (52% each). The figures that follow show the study design and patient characteristics.

Forty-four (44) of 46 patients received at least one tumor scan and, therefore, were evaluable for response. The unconfirmed (based on a single scan) ORR was 45% (20 of 44 patients), and the confirmed (based on two tumor scans at least 4 weeks apart in time) ORR was 36% (16 of 44 patients, including one with a complete response and 15 with a partial response). Median PFS was 5.8 months among all treated patients and 7.3 months in patients with HR positive disease. Patient best response (confirmed) is shown in the following figure.

TOB203: Best Response

Antitumor activity by individual patient is shown in the following figure.

TOB203: Maximum Tumor Volume Change from Baseline in Target Lesions

(1) 16 confirmed; 4 unconfirmed

Unconfirmed ORR by patient subgroup is shown in the following figure.

TOB203: Unconfirmed ORR by Patient Subgroup

Tesetaxel was generally well tolerated. The starting tesetaxel dose (27 mg/m2) was escalated to 35 mg/m2 in 19 of 46 patients. Our Phase 3 study will use a dose of 27 mg/m2. The most common Grade ≥ 3 AE was neutropenia, which was more common in the escalated dose (26% of patients in the non-escalated 27 mg/m2 dose group and 42% in the 27 mg/m2 escalated to 35 mg/m2 dose group). The incidence of Grade ≥ 3 febrile neutropenia was 4%. There was no Grade ≥ 3 peripheral neuropathy observed in the non-escalated 27 mg/m2 dose group. The incidence of Grade 2 alopecia (significant hair loss) was 15% and similar in both dose groups. There were no hypersensitivity reactions. A summary of Grade ≥ 3 AEs is shown in the following table.

TOB203: Grade ≥ 3 Adverse Events

(1) Low level of platelets, a type of blood cell (2) Low level of potassium

Study 927E-PRT005: A Phase 2 Study of Tesetaxel as Mixed-line Chemotherapy for MBC

In Study 927E-PRT005, which was conducted by Daiichi Sankyo from 2004 to 2006, 34 patients with MBC were enrolled to receive, as first-, second- or third-line chemotherapy, tesetaxel administered orally at initial doses of 27 mg/m2 (79% of patients) or 35 mg/m2 (21% of patients) on the first day of a 21-day cycle. Median age was 52 years (range: 32-80 years), and median time from initial diagnosis of breast cancer was 3.5 years (range: 1-19 years).

Thirty-two percent (32%) of patients had no prior chemotherapy for advanced disease, 65% had one prior chemotherapy regimen for advanced disease, and 3% had two prior chemotherapy regimens for advanced disease. All patients received an anthracycline-based regimen in the adjuvant or metastatic setting. Common metastatic sites included the liver (59% of patients), bone (44%), lymph nodes (26%) and lung (21%).

Thirty-two (32) patients completed at least one cycle of therapy (one patient discontinued due to an AE and one patient discontinued due to clinical signs of disease progression) and were included in the efficacy population. The unconfirmed ORR was 38% (12 of 32 patients), and the confirmed ORR was 22% (7 of 32 patients; all partial responses). Median time-to-progression was 3.4 months. Patient best response (confirmed) is shown in the following figure.

927E-PRT005: Best Response

Seventeen (17) patients for which primary tumor biopsies were evaluated by immunohistochemistry staining were categorized according to their level of P-gp expression. Tumors with high levels of P-gp expression are generally associated with taxane resistance. Response (unconfirmed) by level of P-gp expression for these patients is shown in the following figure.

927E-PRT005: Response by Level of P-gp Expression

Tesetaxel was generally well tolerated. The most common Grade ≥ 3 AE was neutropenia (35% of patients). The incidence of Grade ≥ 3 febrile neutropenia was 3%, the incidence of Grade ≥ 3 peripheral sensory neuropathy (numbness and/or pain from damage to the nerves) was 3% and the incidence of Grade 2 alopecia was 18%. There were no hypersensitivity reactions. A summary of Grade ≥ 3 AEs is shown in the following table.

927E-PRT005: Grade ≥ 3 Adverse Events

(1) Low level of leukocytes, a type of white blood cell (2) Low level of red blood cells

Tesetaxel Efficacy, Tolerability and Dosing Regimen as Compared to Available Chemotherapies

Tesetaxel as a single agent has demonstrated robust antitumor activity in MBC. The antitumor activity of tesetaxel in Study TOB203 as compared to that of paclitaxel and capecitabine as observed in first-line MBC studies is shown in the following table.

Efficacy Measures of Paclitaxel, Capecitabine and Tesetaxel in the

First-line Chemotherapy Treatment of MBC

ORR = Objective response rate; PFS = Progression-free survival; TTP = Time to progression; TTF = Time to treatment failure
(1)	Study TOB203
(2)	Randomized, multicenter studies in the first-line chemotherapy treatment of MBC
(3)	Albain et al, Journal of Clinical Oncology 2008; Bishop et al, Journal of Clinical Oncology 1999; Gradishar et al, European Journal of Cancer 2013; Gradishar et al, Journal of Clinical Oncology 2005; Gray et al, Journal of Clinical Oncology 2009; Paridaens et al, Journal of Clinical Oncology 2000
(4)	Baselga et al, Journal of Clinical Oncology 2012; Goldstein et al, ASCO annual meeting oral presentation 2013; Harbeck et al, Breast Cancer Res Treat 2016; O’Shaughnessy et al, Annals of Oncology 2001; Robert et al, Journal of Clinical Oncology 2011; Stockler et al, Journal of Clinical Oncology 2011; Twelves et al, Breast Cancer 2016; Vahdat et al, Cancer Research 2009

Tesetaxel has been generally well tolerated in clinical studies. The incidence of certain adverse events observed with tesetaxel as compared to those observed with paclitaxel and capecitabine in first-line MBC studies is shown in the following table.

Tolerability of Paclitaxel, Capecitabine and Tesetaxel in the

First-line Chemotherapy Treatment of MBC

NR = Not reported
(1)	Study TOB203 and, for HFS, an internal report of treatment-related AEs in 222 patients receiving tesetaxel monotherapy
(2)	Randomized, multicenter studies in the first-line chemotherapy treatment of MBC
(3)	Albain et al, Journal of Clinical Oncology 2008; Bishop et al, Journal of Clinical Oncology 1999; Gradishar et al, European Journal of Cancer 2013; Gray et al, Journal of Clinical Oncology 2009; Paridaens et al, Journal of Clinical Oncology 2000
(4)	Harbeck et al, Breast Cancer Res Treat 2016; O’Shaughnessy et al, Annals of Oncology 2001; Robert et al, Journal of Clinical Oncology 2011; Stockler et al, Journal of Clinical Oncology 2011
(5)	Redness and swelling of the palms and soles, which may progress to dryness, scaling, pain, itching and sometimes blisters and ulcerations

We believe that an all-oral regimen that may delay the need to receive intravenous chemotherapy in an infusion center will be preferred by patients. Paclitaxel, the most commonly used taxane in the treatment of MBC, generally requires weekly, several-hour visits to an infusion center, where patients must be pretreated with a corticosteroid, an antihistamine and an H2 antagonist prior to receiving their chemotherapy intravenously. By contrast, tesetaxel monotherapy or tesetaxel plus capecitabine are all-oral regimens that do not require administration in an infusion center.

In comparing tesetaxel monotherapy to capecitabine monotherapy, while both are administered orally, tesetaxel is associated with a low pill burden and a patient-friendly dosing schedule (2-5 pills taken once every 21 days), whereas capecitabine is associated with a high pill burden and a challenging dosing schedule (approximately 84-196 pills per 21-day cycle on a twice-daily schedule). The dosing regimens and patient experience for paclitaxel, capecitabine and tesetaxel are shown in the following table.

Dosing Regimens for Paclitaxel, Capecitabine and Tesetaxel

CONTESSA: A Multinational, Multicenter, Randomized, Phase 3 Study of Tesetaxel in MBC

We are initiating a 600-patient, multinational, multicenter, randomized, Phase 3 study, known as CONTESSA, that will compare tesetaxel (27 mg/m2 on the first day of a 21-day cycle) plus a reduced dose of capecitabine (1,650 mg/m2/day on days 1-14 of a 21-day cycle) to the approved dose of capecitabine alone (2,500 mg/m2/day on days 1-14 of a 21-day cycle) in patients with HER2 negative, HR positive MBC previously treated with a taxane in the neoadjuvant (prior to surgery) or adjuvant (immediately following surgery) setting. Where indicated, patients must have received an anthracycline and/or endocrine therapy with or without a CDK 4/6 inhibitor. CONTESSA’s primary endpoint is PFS assessed by an Independent Radiologic Review Committee (“IRC”). The study is designed (with 90% statistical power) to detect a 42% improvement in PFS (hazard ratio (the ratio of the rates of occurrence of the endpoint events in the two groups of the study) = 0.71; median PFS 8.5 vs.

6.0 months). CONTESSA’s secondary endpoints are overall survival, objective response rate assessed by IRC, disease control rate (ORR + prolonged (≥24 weeks) stable disease) assessed by IRC and patient reported outcomes (“PROs”).

CONTESSA Study Design

In designing CONTESSA, we received non-binding advice from both the U.S. Food and Drug Administration (“FDA”) and the European Medicines Agency (“EMA”). We believe CONTESSA may serve as a single pivotal study sufficient for product registration, provided that the study demonstrates a statistically significant and clinically meaningful improvement in the primary endpoint, PFS, for tesetaxel plus a reduced dose of capecitabine as compared to the approved dose of capecitabine alone as well as an overall favorable benefit-risk profile for the tesetaxel plus a reduced dose of capecitabine regimen. Generally, a single pivotal study can be sufficient for FDA approval only when the study provides highly reliable and statistically strong evidence of an important clinical benefit. There can be no assurance that the outcome of CONTESSA will be sufficient for the approval of tesetaxel by the FDA, EMA or other regulatory agencies or that tesetaxel will be approved at all. We expect to begin enrolling patients in CONTESSA in the fourth quarter of 2017. Our U.S. IND was originally filed by Daiichi Sankyo in 2001 for the treatment of cancer and is active, and we plan to submit clinical trial applications in countries outside of the U.S. in which we plan to enroll patients.

Rationale for CONTESSA Study Design

CONTESSA is designed to evaluate whether tesetaxel plus a reduced dose of capecitabine results in improved PFS with manageable toxicity and favorable quality-of-life compared to the approved dose of capecitabine alone. Tesetaxel plus a reduced dose of capecitabine incorporates two agents with synergistic mechanisms of action and is an all-oral regimen that requires a pill burden that is approximately 30% less than the approved dose of capecitabine alone. Our rationale for the CONTESSA study design includes the following points.

•	Capecitabine is a preferred agent as a first- or second-line chemotherapy treatment for patients with HER2 negative, HR positive MBC. Therefore, capecitabine, at the approved dose, is an appropriate control regimen for a registration-enabling Phase 3 study.

•	There is a high unmet medical need for combination chemotherapy regimens with improved benefit-risk profiles.

•	Combining the approved dose of capecitabine with currently available taxanes results in improved efficacy but with significant toxicity.

•	Preclinical and clinical studies support investigating whether reducing the dose of capecitabine in combination with a taxane will reduce toxicity without a reduction in efficacy.

•	Single-agent tesetaxel has demonstrated antitumor activity in two Phase 2 studies in MBC: TOB203 (first-line chemotherapy) and 927E-PRT005 (mixed-line chemotherapy).

•	In a Phase 1 study (TOST107), the combination of tesetaxel plus a reduced dose of capecitabine was associated with a tolerable AE profile, with minimal overlapping toxicity.

Capecitabine as an Appropriate Control Regimen

Capecitabine is a preferred agent as a first- or second-line chemotherapy treatment for patients with HER2 negative, HR positive MBC, particularly those previously treated with a taxane in the neoadjuvant, adjuvant or advanced setting. Therefore, capecitabine, at the approved dose, is an appropriate control regimen for a registration-enabling Phase 3 study. The FDA- and EMA-approved capecitabine regimen is 2,500 mg/m2 on Days 1-14 of a 21-day cycle.

Medical Need for Combination Chemotherapy Regimens with Improved Benefit-risk Profiles

To date, combination chemotherapy regimens generally have not demonstrated superior benefit-risk profiles as compared to single-agent, sequential chemotherapy. Specifically, while currently available combination regimens have been associated with increased PFS and, in the case of docetaxel-capecitabine, increased overall survival, they also have been associated with significantly increased toxicity. As a result, single-agent, sequential chemotherapy remains the standard of care for many patients.

Nonetheless, there remains a large unmet need for chemotherapy regimens, including combination regimens, with improved benefit-risk profiles. In particular, newer combinations that preserve the response rates and PFS of currently available combination regimens, but are better tolerated and easier to take, are needed.

An important reason why there is a need for improved combination chemotherapy regimens is the fact that approximately one-third or more of MBC patients do not receive second-line chemotherapy after progressing on first-line chemotherapy, as shown in the following table. Since these patients, who are not necessarily identifiable when first-line chemotherapy is initiated, do not receive second- or later-line chemotherapy, they could benefit from first-line regimens that can significantly increase PFS with minimal increase in toxicity, including regimens that incorporate two therapeutic agents.

Percentage of MBC Patients Who Did Not Receive Additional Chemotherapy after

Progressing on First-line Chemotherapy Treatment

EU5 = European Union 5 (France, Germany, Italy, Spain and the United Kingdom)

(1)    Nersesyan et al, ISPOR 17th Annual European Congress 2014

(2)    Ray et al, Journal of Clinical Oncology 2012

(3)    Robert et al, Journal of Clinical Oncology 2011

(4)    Albain et al, Journal of Clinical Oncology 2008

Combining the Approved Dose of Capecitabine with Docetaxel, an Approved Taxane

In a multicenter, randomized Phase 3 study in 511 patients receiving first-, second- or third-line chemotherapy that served as the basis for approval for capecitabine combined with docetaxel in the treatment of MBC, capecitabine at the approved dose of 2,500 mg/m2 (1,250 mg/m2 BID) on Days 1-14 of a 21-day cycle combined with docetaxel resulted in superior time to disease progression (“TTP”) (hazard ratio = 0.65, 95% confidence interval: 0.54-0.78, p=0.0001) and overall survival (“OS”) (hazard ratio = 0.78, 95% confidence interval: 0.63-0.95, p=0.01) as compared to docetaxel alone. However, there was significant drug-related toxicity on the combination regimen, resulting in a large percentage of dose reductions and discontinuations (59% of patients reduced their dose of docetaxel and 51% reduced their dose of capecitabine). The results of this Phase 3 study are as follows.

A Phase 3 Study Evaluating the Combination of the Approved Dose of Capecitabine and

Docetaxel, an Approved Taxane, in the Treatment of MBC(1)

(1) O’Shaughnessy et al, Journal of Clinical Oncology 2002

Reducing the Dose of Capecitabine in Combination with a Taxane

Synergy when Combining a Taxane with Capecitabine in Preclinical Studies

Preclinical studies have shown synergy when combining a taxane with capecitabine. Taxanes up-regulate tumor levels of thymidine phosphorylase, the enzyme essential for the activation of capecitabine. Specifically, in two in vivo preclinical studies of breast cancer, the combined administration of capecitabine and docetaxel resulted in antitumor efficacy significantly greater than the sum of the efficacy resulting from either agent administered as monotherapy (see the following figures). Furthermore, the synergy may be tumor-specific, as toxicity as measured by weight loss and effect on peripheral blood cells was minimal. These studies suggest the potential to reduce the dose of capecitabine without loss of efficacy.

Synergy with Taxane-Capecitabine Combinations

Capecitabine at 1/2 MTD + Docetaxel at 1/8 MTD(1)(2)	Capecitabine at 2/3 MTD + Docetaxel at 1/15 MTD(3)(4)

MTD = Maximum tolerated dose

(1)       Sawada et al, Clinical Cancer Research 1998
(2)       Capecitabine dosed 5 times every 7 days; docetaxel dosed
          onceevery 7 days
(3)       Fujimoto-Ouchi et al, Clinical Cancer Research 2001
(4)       Capecitabine dosed on Days 1-14 and 22-36; docetaxel
          dosedon Days 8 and 29

Clinical Studies Evaluating Lower Doses of Capecitabine Combined with a Taxane

Consistent with preclinical findings of synergy between taxanes and capecitabine, clinical studies support investigating the combination of a taxane with a reduced dose of capecitabine such as 1,650 mg/m2/day on the first 14 days of a 21-day cycle, the dose of capecitabine chosen for combination with tesetaxel in CONTESSA. In a review of 18 first-line MBC studies of taxane plus capecitabine combinations shown in the following table, there was no apparent loss of efficacy when comparing capecitabine at 1,650 mg/m2/day to capecitabine at 2,000 mg/m2/day (on the first 14 days of a 21-day cycle). Among these studies, the capecitabine 1,650 mg/m2/day dose was the most studied dose less than 2,000 mg/m2/day (5/8 studies). According to Lortholary et al in Breast Cancer Research and Treatment, the trend toward improved efficacy with lower doses of capecitabine may result from the significantly lower proportion of patients discontinuing study therapy prematurely because of toxicity, and highlights the importance of administering capecitabine using a schedule that optimizes dose intensity and tolerability.

Clinical Studies Evaluating the Combination of a Taxane with Different Doses of Capecitabine as

First-line Chemotherapy in the Treatment of MBC

PFS = Progression-free survival; ORR = Objective response rate; OS = Overall survival
(1)	Days 1-14 of a 21-day cycle
(2)	Bachelot et al, Oncology 2011; Campone et al, The Breast Journal 2013; Chitapanarux et al, Asia-Pacific Journal of Clinical Oncology 2012; Fan et al, Annals of Oncology 2013; Liao et al, Chemotherapy 2013; Michalaki et al, Anti-Cancer Drugs 2009; Michalaki et al, Anticancer Research 2010; Venturini et al, Cancer 2003; Wang et al, Cancer 2015; Wardley et al, Journal of Clinical Oncology 2010
(3)	Bisagni et al, Cancer Chemotherapy and Pharmacology 2013; Luck et al, Breast Cancer Research and Treatment 2015
(4)	Hatschek et al, Breast Cancer Research and Treatment 2012; Lam et al, European Journal of Cancer 2014; Perez et al, Annals of Oncology 2010; Schwartzberg et al, Clinical Breast Cancer 2012; Tonyali et al, Journal of Cancer Research and Clinical Oncology 2013
(5)	Silva et al, Clinical Breast Cancer 2008

Tesetaxel Plus a Reduced Dose of Capecitabine Generally Well Tolerated in Phase 1 Study (TOST107)

In a Phase 1 study (TOST107), which was conducted by Genta Incorporated from 2011 to 2012, the safety and tolerability of tesetaxel plus a reduced dose of capecitabine was evaluated in patients with advanced solid tumors. Eight (8) patients received tesetaxel at 27 mg/m2 orally on the first day of each 21-day cycle plus capecitabine at 1,750 mg/m2/day orally on days 1-14 of each 21-day cycle, and 9 patients received tesetaxel at 27 mg/m2 orally on the first day of each 21-day cycle plus capecitabine at 2,000 mg/m2/day orally on Days 1-14 of each 21-day cycle.

Tesetaxel in combination with capecitabine at either 1,750 mg/m2/day or 2,000 mg/m2/day was generally well tolerated with no indication of overlapping toxicity. The most common Grade ≥ 3 AE was neutropenia (47% of patients), which was reversible and manageable with supportive measures. There was a low rate of febrile neutropenia (6% of patients), which only occurred in the tesetaxel 27 mg/m2 plus capecitabine 2,000 mg/m2/day group. The incidence of Grade ≥ 3 peripheral neuropathy was 6%, Grade ≥ 3 hand-foot syndrome was 6%, and Grade ≥ 3 diarrhea was 6%. There was no Grade 2 alopecia, and there were no hypersensitivity reactions.

In response to drug-related side effects, physicians often reduce the dose of chemotherapy received by cancer patients. This reduction, while improving tolerability, can compromise the efficacy of the treatment. The frequency and extent of dose reductions in Study TOST107 as compared to those in the Phase 3 study that served as the basis for approval for capecitabine combined with docetaxel in the treatment of MBC are shown in the following table.

Dose Reductions for Tesetaxel plus Reduced Dose of Capecitabine

Compared to Those for Docetaxel plus the Approved Dose of Capecitabine

(1) Day 1 of a 21-day cycle (2) Days 1-14 of a 21-day cycle (3) TOST107/107XT (4) O’Shaughnessy et al, Journal of Clinical Oncology 2002

In summary, we believe that the data support the investigation of tesetaxel at 27 mg/m2 on the first day of a 21-day cycle plus capecitabine at 1,650 mg/m2/day on the first 14 days of a 21-day cycle as a novel, all-oral regimen with a potentially favorable benefit-risk profile for the treatment of patients with HER2 negative, HR positive MBC.

Studies in Patients with Other Forms of Cancer

In three studies conducted by Daiichi Sankyo between 2004 and 2006, tesetaxel as a single agent exhibited antitumor activity in gastric cancer, colorectal cancer (“CRC”) and non-small cell lung cancer (“NSCLC”).

•	Study 927E-PRT003 was a Phase 2 study in which 35 patients with advanced or metastatic gastric cancer who had failed one previous chemotherapy regimen received single-agent tesetaxel. In this study, the confirmed ORR (as measured by RECIST 1.0), which was the primary endpoint, was 19%.

•	Study 927A-PRT004 was a Phase 2 study in which 71 patients with progressive, locally advanced or metastatic CRC received single-agent tesetaxel. In patients who had failed one previous chemotherapy regimen, the confirmed ORR (as measured by RECIST 1.0), which was the primary endpoint, was 10%.

•	Study 927E-PRT007 was a Phase 2 study in which 34 patients with locally advanced or metastatic NSCLC who had failed one previous chemotherapy regimen for advanced disease received single-agent tesetaxel. In this study, the confirmed ORR (as measured by RECIST 1.0), which was the primary endpoint, was 7%.

Competition

The biotechnology and pharmaceutical industries are extremely competitive. Our potential competitors in the field are many in number and include major and mid-sized pharmaceutical and biotechnology companies. Many of our potential competitors have significantly more financial, technical and other resources than we do, which may give them a competitive advantage. In addition, they may have substantially more experience in effecting strategic combinations, in-licensing technology, developing drugs, obtaining regulatory approvals and manufacturing and marketing products. We cannot give any assurances that we can compete effectively with these other biotechnology and pharmaceutical companies. Any products that we may develop or discover will compete in highly competitive markets. Our potential competitors in these markets may succeed in developing products that could render our product candidates obsolete or non-competitive.

Tesetaxel faces significant competition. Multiple chemotherapies are currently available to physicians and patients for the treatment of HER2 negative, HR positive MBC. These include: paclitaxel, nab-paclitaxel and docetaxel (taxanes); capecitabine (a fluoropyrimidine); doxorubicin and epirubicin (anthracyclines); gemcitabine (a nucleoside inhibitor); ixabepilone (an epothilone that is approved in the U.S.); and eribulin (a non-taxane microtubule dynamics inhibitor). The taxanes and eribulin are approved as monotherapy; capecitabine is approved as both monotherapy and combination therapy (with docetaxel); gemcitabine is approved as combination therapy only (with paclitaxel); and ixabepilone is approved in the U.S. as both monotherapy and combination therapy (with capecitabine). In addition, there are novel chemotherapies in development, including new intravenous paclitaxel formulations, such as NantPharma’s Cynviloq and Sun Pharma’s Taclantis, and novel oral paclitaxel formulations, such as Athenex’s Oraxol and Daehwa Pharmaceutical’s DHP107. We believe that the extent to which tesetaxel is adopted by the marketplace, if it is approved, will depend on factors such as its safety and tolerability, efficacy, convenience, effect on quality-of-life and cost-effectiveness relative to other treatment alternatives.

Daiichi Sankyo License Agreement

In 2013, we licensed rights to tesetaxel in all major markets from Daiichi Sankyo, the original inventor of the product. Tesetaxel had previously been licensed to Genta Incorporated. Contemporaneous with Daiichi Sankyo granting us a license to tesetaxel, we acquired all rights to tesetaxel held by Genta from Genta’s bankruptcy estate. Both Daiichi Sankyo and Genta conducted clinical studies of tesetaxel prior to our acquisition of the rights to this product.

Under the Daiichi Sankyo license agreement, we currently hold exclusive rights to 15 issued patents covering tesetaxel. See “Business—Patents and Proprietary Rights.” We are obligated under the license agreement to use commercially reasonable efforts to develop and commercialize tesetaxel in the following countries: France, Germany, Italy, Spain, the United Kingdom and the U.S. We are required to make aggregate future milestone payments of up to $31.0 million, contingent on attainment of certain regulatory milestones, none of which have yet been achieved. Additionally, we will pay Daiichi Sankyo a tiered royalty that ranges from the low to high single digits, depending on annual net sales of tesetaxel. Our obligation to pay royalties expires on the expiration of licensed patents, or earlier in certain circumstances, on a country-by-country basis. To date, no payments have been made to Daiichi Sankyo under the license agreement. The license agreement terminates on a country-by-country basis on the last-to-expire patent in each such country. Either party may terminate the agreement for cause in the event of an uncured material breach (subject to a cure period).

NCE Exclusivity

If tesetaxel qualifies as an NCE, it would benefit from significant regulatory exclusivity in the U.S. and other regions, including Europe and Japan. Separate from patent protection, exclusivity refers to certain delays and prohibitions on approval of competitor drugs available under the statute that attach upon approval of a drug.

Exclusivity in the U.S.

In the U.S., drugs approved by the FDA are eligible for regulatory exclusivity under the Federal Food, Drug, and Cosmetic Act (“FDCA”), which can delay the approval of generic competition by up to 7.5 years. Specifically, the FDCA provides a 5-year period of non-patent marketing exclusivity within the U.S. to the first applicant to gain approval of an NDA for an NCE. A drug is an NCE if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an ANDA or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all of the data required for approval. However, an application may be submitted after 4 years if it contains a certification of patent invalidity or non-infringement. This certification will trigger an automatic 30-month stay in the approval of any generic competition, effectively extending the regulatory exclusivity period to 7.5 years.

NCE exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical studies necessary to demonstrate safety and effectiveness.

Exclusivity in Europe

In Europe, NCEs, sometimes referred to as new active substances, qualify for 8 years of data exclusivity upon marketing authorization and an additional two years of market exclusivity, for a total of 10 years of regulatory exclusivity. This exclusivity, if granted, prevents regulatory authorities in the EU from referring to the innovator’s data to assess a generic application for 8 years, after which generic marketing authorization can be submitted, and the innovator’s data may be referenced, but the generic product may not be approved for two years. This 10-year period can be extended to a maximum of 11 years if, during the first 8 years of those 10 years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications that, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

However, even if a compound is considered to be an NCE and the sponsor is able to gain the prescribed period of data exclusivity, another company nevertheless could also market another version of the drug if such company can complete a full Marketing Authorization Application with a complete database of pharmaceutical tests, preclinical studies and clinical studies and obtain marketing approval of its product.

Exclusivity in Japan

In Japan, an NCE is eligible for at least 8 years of regulatory exclusivity. Specifically, under the Pharmaceutical Affairs Law, the regulatory authority re-examines the safety and efficacy of drugs after drug approval. The data submitted to the regulatory authority is not available to generic drug companies during the re-examination period. This effectively makes the re-examination system a regulatory exclusivity system in Japan. The re-examination period is 10 years following approval for an orphan drug and 8 years for an NCE. Innovators may also benefit from an additional 4- to 10-month waiting period for generic pricing approval. There may be an additional 4 years of market protection granted if a new indication for a drug is registered in the first 8 years of the re-examination period.

Patents and Proprietary Rights

The proprietary nature of, and protection for, our product candidates, processes and know-how are important to our business. Our success depends in part on our ability to protect the proprietary nature of our product candidates, technology and know-how, to operate without infringing on the proprietary rights of others and to prevent others from infringing on our proprietary rights. We seek and maintain patent protection in the U.S. and internationally for our product candidates and other technology. We endeavor to patent or in-license technology, inventions and improvements that we consider important to the development of our business. In addition to patent protection, we intend to use other means to protect our proprietary rights, including pursuing terms of marketing or data exclusivity, orphan drug status (if applicable) and similar rights that are available under regulatory provisions in certain territories, including the U.S., Europe and Japan. We also rely on trade secrets, know-how and continuing innovation to develop and maintain our competitive position.

The intellectual property portfolio protecting our tesetaxel program includes 9 U.S., 4 European and 7 Japanese patents, as well as two pending U.S. patent applications and one pending European patent application. Of these, 5 U.S., 4 European and 6 Japanese patents are exclusively licensed to us by Daiichi Sankyo. The 20 issued tesetaxel patents consist of the following:

•	The 9 U.S. patents consist of: (i) two composition-of-matter patents expiring in 2020 and 2026; (ii) 4 method-of-manufacture patents expiring between 2023 and 2031; and (iii) three patents with both composition-of-matter and method-of-manufacture claims expiring between 2031 and 2032, without taking into account any potential patent term restoration.

•	The 4 European patents consist of: (i) two composition-of-matter patents expiring in 2020 and 2022; and (ii) two method-of-manufacture patents expiring in 2022 and 2025, without taking into account any potential patent term restoration.

•	The 7 Japanese patents consist of: (i) 4 composition-of-matter patents expiring between 2020 and 2022; (ii) two method-of-manufacture patents expiring in 2022 and 2025; and (iii) one patent with both composition-of-matter and method-of-manufacture claims expiring in 2031, without taking into account any potential patent term restoration.

Among these patents, one issued U.S. composition-of-matter patent (U.S. Patent No. 7,410,980) covers the crystal form of tesetaxel used in our clinical formulation and will expire in 2026. If tesetaxel is approved by the FDA, we will be entitled to request patent term restoration that could extend the protection of this patent until 2031. The exact duration of the extension depends on the time we spend in clinical studies as well as the time the FDA spends reviewing our NDA. See “Business—Government Regulation—U.S. Patent Term Restoration.”

Our success depends on an intellectual property portfolio that supports our future revenue streams. We are maintaining and building our patent portfolio through filing new patent applications and prosecuting existing applications. We cannot be certain that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents granted to us in the future will be commercially useful in protecting our technology. Any of our intellectual property and proprietary rights could be challenged, invalidated, circumvented, infringed or misappropriated, or such intellectual property and proprietary rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages. For more information, please see “Risks Relating to Intellectual Property.”

Manufacturing

We currently contract with third-party contract development and manufacturing organizations (“CDMOs”) for the manufacture of tesetaxel and intend to do so in the future. We do not own or operate manufacturing facilities and currently have no plans to build our own clinical- or commercial-scale manufacturing capabilities. Although we rely on CDMOs, we have personnel with extensive manufacturing experience to oversee these contract service providers.

To date, our third-party manufacturers have met our manufacturing requirements. We expect third-party manufacturers to be capable of providing sufficient quantities of tesetaxel to meet anticipated full-scale commercial demands. To meet our projected needs for commercial manufacturing, third parties with whom we currently work might need to increase their scale of production, or we will need to secure alternate suppliers. We believe that there are alternate sources of supply that can satisfy our clinical and commercial requirements, although we cannot be certain that identifying and establishing relationships with such sources, if necessary, would not result in significant delay or material additional costs.

Sales and Marketing

In order to commercialize tesetaxel, if approved, or any other product candidates that we may develop, we must build marketing, sales and distribution capabilities or make arrangements with third parties to perform these services. The commercial infrastructure for oncology products typically consists of a sales force that calls on oncologists, supported by sales management, medical liaisons, internal sales and marketing support and distribution support.

Additional capabilities important to the oncology marketplace include the management of key accounts such as managed care organizations, integrated delivery networks, group-purchasing organizations, specialty pharmacies and government accounts. To develop the appropriate commercial infrastructure, we will have to invest significant amounts of financial and management resources, some of which will be committed prior to any confirmation that any of our product candidates will be approved.

Where appropriate, we may elect in the future to utilize marketing partners, distributors or contract sales forces to assist in the commercialization of tesetaxel.

Government Regulation

Governmental authorities in the U.S., Europe, Japan and other countries where we may seek approval to commercialize tesetaxel extensively regulate the research, development, testing, manufacture, approval and marketing of pharmaceutical products. Our product candidates must be approved by these regulatory authorities before they may be legally marketed in the applicable jurisdictions. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Below is a general summary of applicable government regulations affecting our current and planned business activities in the U.S., Europe and Japan.

U.S. Government Regulation

In the U.S., the FDA regulates drugs under the FDCA and its implementing regulations. Failure to comply with the applicable U.S. requirements at any time during the product development or approval process, or after approval, may subject an applicant to administrative or judicial sanctions, any of which could have a material adverse effect on us. These sanctions could include:

•	refusal to approve pending applications;

•	withdrawal of an approval;

•	imposition of a clinical hold;

•	warning or untitled letters;

•	seizures or administrative detention of product;

•	total or partial suspension of production or distribution; or

•	injunctions, fines, restitution, disgorgement, refusal of government contracts or civil or criminal penalties.

U.S. Drug Approval Process

The process required by the FDA before a pharmaceutical product may be marketed in the U.S. generally involves the following:

•	completion of extensive preclinical laboratory tests, in vivo preclinical studies and formulation studies conducted according to Good Laboratory Practices (“GLPs”) and other applicable regulations;

•	submission to the FDA of an Investigational New Drug (“IND”) application, which must become effective before human clinical studies may begin;

•	performance of adequate and well-controlled human clinical studies according to Good Clinical Practices (“GCPs”) and other applicable regulations to establish the safety and efficacy of the product candidate for its intended use;

•	submission to the FDA of a New Drug Application (“NDA”) or other applications for approval;

•	completion of an FDA pre-approval inspection of the manufacturing facility or facilities to assess compliance with current Good Manufacturing Practices (“cGMP”) and conformance with the manufacturing-related elements of the application to assure consistent production of the product within required specifications;

•	potential FDA audit of the study sites that generated the data in support of the NDA; and

•	FDA review and approval of the NDA.

Once a pharmaceutical candidate is identified for development, it enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. The IND will also include a protocol detailing the objectives of the clinical study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated.

All clinical studies must be conducted under the supervision of one or more qualified investigators in accordance with FDA requirements. An institutional review board (“IRB”) must review and approve the protocol and will monitor the study until completion. Clinical studies must be conducted under protocols detailing the objectives of the study, dosing procedures, research subject selection, inclusion and exclusion criteria and the safety and effectiveness criteria to be evaluated. Each protocol, and any material amendments to the protocol, must be submitted to the FDA as part of the IND, and sponsors must report to the FDA serious and unexpected adverse reactions in a timely manner. Sponsors also must make certain financial disclosures to the FDA regarding any financial relationships with study investigators.

Human clinical studies are typically conducted in three sequential phases that may overlap or be combined.

•	Phase 1—The product candidate is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and elimination. Initial human testing is often conducted in patients for product candidates intended to treat severe or life-threatening diseases, such as cancer, especially when the product candidate may be inherently too toxic to ethically administer to healthy volunteers.

•	Phase 2—Clinical studies are performed on a limited patient population intended to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

•	Phase 3—Clinical studies are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical study sites. These studies are intended to establish the overall risk-benefit ratio of the product and provide an adequate basis for product labeling. A pivotal study is a clinical study that is intended to meet regulatory authority requirements for the evaluation of a product candidate’s efficacy and safety such that it can be used to justify the approval of the product.

Human clinical studies are inherently uncertain, and Phase 1, Phase 2 and Phase 3 testing may not be successfully completed or may not be completed at all. The FDA or the sponsor may suspend a clinical study at any time for a variety of reasons, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical study if the clinical study is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with unexpected serious harm to patients.

The results of product development, preclinical studies and clinical studies, along with descriptions of the manufacturing process, analytical tests and other control mechanisms, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. Within 60 days following submission of the application, the FDA reviews the NDA to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to accept any NDA that it deems incomplete or not properly reviewable at the time of submission, and may request additional information. Once the submission is accepted for filing, the FDA begins an in-depth, substantive review of the NDA, which includes an assessment of the preclinical and clinical data, the product’s formulation and manufacturing, and whether the product is safe and effective for the proposed intended use. The review timeline for NDAs for new molecular entities is 10 months from the date the application is accepted for filing for a standard review; and 6 months from the date the application is accepted for filing for a priority review.

FDA Expedited Review and Approval

The FDA has various programs, including fast-track designation, breakthrough therapy designation, accelerated approval and priority review, which are intended to facilitate and expedite the development and review of new drugs to address unmet medical needs in the treatment of serious or life-threatening conditions. Different qualifying criteria apply to each program, and each program offers different mechanisms to expedite the development or approval process, such as additional opportunities to meet with the FDA regarding the product candidate’s clinical development program, the opportunity for rolling review of a marketing application, approval based on a surrogate endpoint or, in the case of priority review, a shorter timeline for reviewing a marketing application. We may seek to take advantage of one or more of these expedited programs for tesetaxel or other product candidates in the future. However, even if a product candidate qualifies for one or more of these programs, the development or approval of the product candidate may not be shortened. The FDA may also later determine that a product candidate no longer meets the criteria for designation, and designation does not guarantee that the FDA will ultimately approve the product.

U.S. Patent Term Restoration

Depending on the timing, duration and specifics of FDA approval of the use of our product candidates, one of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to 5 years as compensation for patent term lost during product development and the FDA regulatory review process, provided the patent term restoration does not extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. In the future, if available, we intend to apply for an extension of patent term for one of our currently owned patents beyond its current expiration date; however, there can be no assurance that any such extension will be granted to us.

U.S. Post-Approval Requirements

Once an approval is granted, the FDA may withdraw the approval for various reasons, such as non-compliance with regulatory requirements or significant safety and performance problems with the product. Later discovery of previously unknown problems with a product may result in recalls or restrictions on the product or even complete withdrawal of the product from the market. Holders of an approved NDA are required to report certain adverse reactions to the FDA and maintain pharmacovigilance programs to proactively look for these adverse events. Manufacturers are also required to comply with restrictions on the advertising and promotion of their products, including restrictions on “off-label” promotion for uses outside those described in the approved product labeling.

In addition, after a product candidate has been approved, the FDA may require that certain additional post-approval requirements be satisfied, including the conduct of additional clinical studies. Certain changes to an approved product, such as adding new indications, making certain manufacturing changes or making certain additional labeling claims are subject to further FDA review and approval. Before a company can market products for additional indications, it must obtain approval from the FDA of a new NDA or NDA supplement, which generally requires that additional clinical studies be conducted. A company cannot be sure that any additional approval for new indications for any product candidate will be approved on a timely basis, or at all.

Changes to the manufacturing process for a given drug are strictly regulated and, depending on the significance of the change, may require FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements on us and any third-party manufacturers we use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance and be subject to periodic or for-cause inspection by the FDA and other regulatory authorities to ensure such compliance.

U.S. Reimbursement and Pricing

Significant uncertainty exists as to the coverage and reimbursement status of tesetaxel and any other products for which we may seek regulatory approval. Sales in the U.S. will depend in part on the availability of adequate financial coverage and reimbursement from third-party payors, which include government health programs such as Medicare, Medicaid, TRICARE and the Veterans Administration, as well as managed care organizations and private health insurers. Prices at which we or our customers seek reimbursement for our product candidates can be subject to challenge, reduction or denial by payors.

The process for determining whether a payor will provide coverage for a product is typically separate from the process for setting the reimbursement rate that the payor will pay for the product. Third-party payors may limit coverage to specific products on an approved list or formulary, which might not include all of the FDA-approved products for a particular indication. Also, third-party payors may refuse to include a particular branded drug on their formularies or otherwise restrict patient access to a branded drug when a less costly generic equivalent or other alternative is available. Medicare Part D, Medicare’s outpatient prescription drug benefit, contains protections to ensure coverage and reimbursement for oral oncology products, and all Part D prescription drug plans are required to cover substantially all oral anti-cancer agents. However, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be available.

Private payors often rely on the lead of the governmental payors in rendering coverage and reimbursement determinations. Sales of our product candidates will therefore depend substantially on the extent to which the costs of our products will be paid by third-party payors. Achieving favorable coverage and reimbursement from the Centers for Medicare and Medicaid Services (“CMS”) and/or the Medicare Administrative Contractors is typically a significant gating issue for successful introduction of a new product.

Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. In order to obtain coverage and reimbursement for any product that might be approved for marketing, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of any products, which would be in addition to the costs expended to obtain regulatory approvals. Third-party payors may not consider our product candidates to be medically necessary or cost-effective compared to other available therapies, or the rebate percentages required to secure favorable coverage may not yield an adequate margin over cost or may not enable us to maintain price levels sufficient to realize an appropriate return on our investment in drug development.

U.S. Healthcare Fraud and Abuse Laws and Compliance Requirements

We are subject to various federal and state laws targeting fraud and abuse in the healthcare industry. These laws may impact, among other things, our proposed sales and marketing programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

•	The federal Anti-Kickback Statute, which prohibits, among other things, persons from soliciting, receiving, offering or paying remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value, including for example gifts, cash payments, donations, the furnishing of supplies or equipment, waivers of payment, ownership interests, and providing any item, service or compensation for something other than fair market value. Federal false claims and civil monetary penalties laws, including the federal civil False Claims Act, which prohibits anyone from, among other things, knowingly presenting, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services that are false or fraudulent. Although we may not submit claims directly to payors, manufacturers can be held liable under these laws in a variety of ways. These include: providing inaccurate billing or coding information to customers or improperly promoting a product’s off-label use; violating the Anti-Kickback Statute; or misreporting pricing information to government programs.

•	Provisions of the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), which created new federal criminal statutes that prohibit, among other things, knowingly and willfully executing a scheme to defraud any healthcare benefit program or making false statements in connection with the delivery of or payment for healthcare benefits, items or services.

•	The federal Physician Payment Sunshine Act requirements, under the Patient Protection and Affordable Care Act, which require manufacturers of certain drugs and biologics to track and report to CMS payments and other transfers of value they make to U.S. physicians and teaching hospitals as well as physician ownership and investment interests in the manufacturer.

•	Provisions of HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, which impose certain requirements relating to the privacy, security and transmission of individually identifiable health information.

•	Section 1927 of the Social Security Act, which requires that manufacturers of drugs and biological products covered by Medicaid report pricing information to CMS on a monthly and quarterly basis, including the best price available to any customer of the manufacturer, with certain exceptions for government programs, and pay prescription rebates to state Medicaid programs based on a statutory formula derived from reported pricing information. State law equivalents of each of the above federal laws, such as anti-kickback and false claims laws, which may apply to items or services reimbursed by any third-party payor, including commercial insurers, state transparency reporting and compliance laws; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and which may not have the same effect, thus complicating compliance efforts.

European Government Regulation

In Europe, tesetaxel and any future products we may seek to develop and commercialize may also be subject to extensive regulatory requirements. As in the U.S., medicinal products can only be marketed if a marketing authorization from the competent regulatory authorities has been obtained.

Similar to the U.S., the various phases of preclinical and clinical research in Europe are subject to significant regulatory controls. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the EU clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the EU, the EU Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the member state regimes. Under the current regime, before a clinical study can be initiated, it must be approved in each of the EU countries where the study is to be conducted by two distinct bodies: The National Competent Authority (“NCA”) and one or more Ethics Committees (“EC”). Under the current regime, all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical study have to be reported to the NCA and ECs of the Member State where they occurred.

In 2014, a new Clinical Trials Regulation 536/2014, replacing the current Directive, was adopted. The new Regulation will become directly applicable in all EU Member States (without national implementation) once the EU Portal and Database are fully functional. It is expected that the Regulation will apply in 2019. The new Regulation seeks to simplify and streamline the approval of clinical studies in the EU. For example, the sponsor shall submit a single application for approval of a clinical study via the EU Portal. As part of the application process, the sponsor shall propose a reporting Member State, which will coordinate the validation and evaluation of the application. The reporting Member State shall consult and coordinate with the other concerned Member States. If an application is rejected, it can be amended and resubmitted through the EU Portal. If an approval is issued, the sponsor can start the clinical study in all concerned Member States. However, a concerned Member State can, in limited circumstances, declare an “opt-out” from an approval. In such a case, the clinical study cannot be conducted in that Member State. The Regulation also aims to streamline and simplify the rules on safety reporting, and introduces enhanced transparency requirements such as mandatory submission of a summary of the clinical study results to the EU Database.

European Drug Approval Process

In the European Economic Area (“EEA”), which is comprised of the 28 Member States of the EU plus Norway, Iceland and Liechtenstein, medicinal products can only be commercialized after obtaining a Marketing Authorization (“MA”). There are two types of marketing authorizations:

•	The Community MA, which is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use (“CHMP”), of the EMA and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of drugs, such as biotechnology medicinal drugs, orphan medicinal drugs and medicinal drugs containing a new active substance indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for drugs containing a new active substance not yet authorized in the EEA, or for drugs that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU. Under the Centralized Procedure in the EU, the maximum timeframe for the evaluation of a marketing authorization application is 210 days (excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP). Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, defined by three cumulative criteria: the seriousness of the disease (e.g., disabling or life-threatening diseases) to be treated; the absence or insufficiency of an appropriate alternative therapeutic approach; and anticipation of high therapeutic benefit. In this circumstance, EMA ensures that the opinion of the CHMP is given within 150 days, excluding clock stops.

•	National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for drugs not falling within the mandatory scope of the Centralized Procedure. Where a drug has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member States through the Mutual Recognition Procedure. If the drug has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. Under the Decentralized Procedure, an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State (“RMS”). Within 210 days after receipt of a valid application, the competent authority of the RMS prepares a draft assessment report, a draft summary of the drug characteristics (“SPC”) and a draft of the labeling and package leaflet, which are sent to the other Member States (referred to as the Member States Concerned) for their approval. Within 90 days of receiving the reference member state’s assessment report and related materials, each concerned member state must decide whether to approve the assessment report and related materials. If the Member States Concerned raise no objections, based on a potential serious risk to public health, to the assessment, SPC, labeling or packaging proposed by the RMS, the drug is subsequently granted a national MA in all the Member States (i.e., in the RMS and the Member States Concerned).

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the drug on the basis of scientific criteria concerning its quality, safety and efficacy.

Patent Term Extension in Europe

Similar to the patent term extensions available in the U.S., European patent law offers the possibility to apply for a supplementary protection certificate (“SPC”) in order to compensate patent holders for the regulatory delays caused by marketing authorization procedures for medicinal products. SPCs extend the patent term for a period that is equal to the time that elapsed between the filing date of the patent application and the date of the first marketing authorization in the EU, minus 5 years. The overall term of an SPC may not exceed 5 years. An SPC may afford a maximum patent duration of 25 years or, when calculated from the date of first marketing approval, an effective patent exclusivity period of 15 years after first marketing authorization. Applications for SPCs must be filed and approved on a country-by-country basis.

Pharmaceutical Coverage, Reimbursement and Pricing in Europe

In Europe, similar political, economic and regulatory developments may affect our ability to profitably commercialize tesetaxel or any other products, if approved. European countries vary significantly in their approach to coverage, reimbursement and pricing assessments. Some countries allow drug products to be marketed only after a reimbursement price has been agreed to. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular drug candidate to currently available therapies, or so-called health technology assessments, in order to obtain reimbursement or pricing approval. The considerations in each country can also vary with respect to the value placed on unmet need, generic availability, dosing, administration, level of innovation and many other dynamics. In certain cases, these decisions are made sequentially and are often interdependent. Many also have multi-layered, decision-making bodies at the country, regional, local and even hospital level, with various responsibilities within the process.

For example, the United Kingdom typically bases reimbursement decision on a determination of cost effectiveness as defined by cost per quality-adjusted life year (“QALY”), as assessed by National Institute for Health and Care Excellence (“NICE”). Funding by the National Health Service (“NHS”) is typically granted on an incremental cost-effectiveness ratio (“ICER”) of £30,000 or less per QALY. Unlike other countries, the United Kingdom does have a specific process for cancer therapies that do not gain NICE recommendation initially. Cancer therapies can enter into a conditional reimbursement agreement for no more than two years funded by the Cancer Drug Fund (“CDF”) while clinical value continues to be assessed in order to inform the final guidance. At the end of this two-year period, recommendation may be granted for permanent reimbursement upon fulfillment of the evidence commitment by the manufacturer.

Similarly, Germany also makes reimbursement decisions based on the determination of additional benefit. Unlike the ICER approach, an efficiency frontier of the total cost and total benefit of all available agents is employed as a cost-benefit methodology. Newly approved agents are compared in terms of cost-benefit ratio either against alternatives or within a specific indication.

France has its own system of therapeutic index to assess medicines for reimbursement and pricing. Reimbursement is determined through a Service Médical Rendu (“SMR”) rating of clinical benefit (low, moderate, substantial), with the exception of hospital-only drugs that may be reimbursed at 100%. Pricing is negotiated based on an Amélioration du Service Médical Rendu (“ASMR”) rating of therapeutic improvement compared to available alternatives (negative (VI), no improvement (V), minor (IV), moderate (III), substantial (II), major (I)).

It is possible that we may be required to conduct cost-effectiveness studies of our product candidates relative to other available therapies in certain countries. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our financial results may suffer.

Japanese Government Regulation

Tesetaxel and any future products we may seek to develop and commercialize will also be subject to extensive regulatory requirements in Japan. As in the U.S., medicinal products can only be marketed if a marketing authorization from the competent regulatory authorities has been obtained. In Japan, the Ministry of Health, Labor, and Welfare (“MHLW”) oversees the regulation and safety of pharmaceuticals, medical devices, cosmetics and food and is the organizational body responsible for approving or rejecting an NDA. Within MHLW, the Pharmaceuticals and Medical Devices Agency (“PMDA”) oversees regulatory affairs for drugs and medical devices and is the body responsible for regulatory review of NDAs.

Japanese Drug Approval Process

The drug approval process in Japan involves a series of activities, including preclinical and clinical (Phase 1, 2 and 3) studies, bridging studies, submission of an NDA by the manufacturer, and review of the NDA by the PMDA. MHLW and PMDA are the main regulatory authorities regulating clinical studies. To conduct a clinical study, a pharmaceutical company must register a protocol with MHLW. Prior to submitting a protocol to the MHLW, an applicant usually submits a Clinical Trial Notification (“CTN”) to the PMDA. All documents must be translated into Japanese. The notification mainly consists of a description and product summary, preclinical data, the clinical study protocol, analysis plan, SOPs, contact person and the names of participating research institution(s). Also, compliance with Good Clinical Practice (“GCP”) often requires an Institutional Review Board (“IRB”) to review the clinical study protocol, provide written informed consent forms for participants and report adverse events.

In order to obtain marketing approval, an applicant must submit an NDA for drug marketing authorization to the PMDA for review. Once the PMDA has received the NDA, a team of reviewers evaluates the application data, including quality, pharmacology, pharmacokinetics, toxicology, clinical implications, biostatistics and GCP on-site inspection. During the review process, the reviewers exchange opinions with external experts (expert meetings) to discuss important problems. A general review conference attended by team members, external experts and representatives of the applicant is held after the expert meeting. After the review, the PMDA makes a recommendation and sends the application to the MHLW. MHLW then obtains a recommendation from the Pharmaceutical Affairs and Food Sanitation Council (“PAFSC”) before making a decision regarding approval or rejection of the application.

When data from clinical studies performed in foreign countries are used for an NDA in Japan, the data are first checked to assure that it complies with legal requirements in Japan. Following the legal assessment, an evaluation to determine whether or not the drug is apt to be affected by ethnic factors (intrinsic or extrinsic factors) is conducted. When necessary, a bridging study in Japanese patients is performed, and, when it is concluded that the clinical study outcome in a foreign population can be extrapolated to the Japanese population, the foreign data can be accepted. It is mandatory to conduct pharmacokinetic studies in Japanese people.

Drug approval reviews are normally processed in the order in which the application forms are received. However, orphan drugs and other drugs considered to be especially important from a medical standpoint, such as new drugs to treat serious diseases, may be designated for priority review.

Products for priority review are given priority at each stage of the review process as much as possible. For example, for products designated for priority review at the development stage, it is possible to obtain priority interview advice on indications and other items concerning the designated product. The target review period for priority review is 9 months, compared to 12 months for standard reviews.

Patent-term Extension in Japan

The term of a patent that covers an approved drug may be extended for the shorter of 5 years, or the period during which the patent could not be exploited due to obtaining regulatory approval. This period is calculated from the later of the patent registration date (grant date) or the clinical study start date to the regulatory approval date. Unlike in the U.S., patent-term extension in Japan can be applied to more than one patent.

Pharmaceutical Coverage, Reimbursement and Pricing in Japan

In Japan, there is significant uncertainty as to the reimbursement and pricing status of tesetaxel and any other products for which we may seek regulatory approval. Japanese pricing of prescription pharmaceuticals is subject to tight government control. Drug prices are set both according to standardized formulas and through negotiations between government officials and applicant companies on a product-by-product basis. In those negotiations, the level of innovation, usefulness and marketability are important determinants of price. With few exceptions, the Japanese MHLW sets the reimbursement prices for all newly launched prescription drugs in Japan.

There are currently three main pricing methodologies, which are dependent on the number of similar products available. The Cost Calculation Method applies to first-to-market products and is based on manufacturer cost inputs as well as international reference markets. Comparison Method I applies to products with less than three non-generic competitors and allows for premiums based on innovation, usefulness and marketability among others, plus an adjustment to international reference markets. Comparison Method II is reserved for products with three or more non-generic competitors and anchors price to the lowest competitor in the basket, with only downward adjustments possible to the international reference markets. Over 80% of products in Japan are priced through Comparison Method I.

In order to control the proportion of the country’s total healthcare expenditure that is devoted to drugs, the government mandates revisions in the prices of all prescription drugs every two years. However, pricing reform introduced in 2016 may have an impact on the commercial landscape in future years. There are three main changes in discussion, including annual pricing reviews, the addition of a cost-effectiveness analysis, and the “huge sellers” provision to reduce budget risk for expensive drugs with significant budget impact. These are expected to go into effect in 2018, with additional proposals under consideration for later roll out, including annual reference pricing, indication expansion discounts and optimal use guidelines. These changes may impact the timeline for pricing negotiations as well as the result of these negotiations. The adoption of more restrictive pricing and reimbursement policies along with existing controls could limit our commercial revenue in the Japanese market.

Rest of the World Regulation

For other countries outside of the U.S., EU and Japan, such as Eastern Europe, Latin America, Asia and emerging markets, the requirements governing the conduct of clinical studies, drug licensing, pricing and reimbursement vary from country to country. In all cases, clinical studies must be conducted in accordance with GCP requirements and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

Corporate Conversion

We are currently a Delaware limited liability company named Odonate Therapeutics, LLC, and we have operated our business through this Delaware limited liability company. In connection with this offering, prior to the effectiveness of the registration statement of which this prospectus forms a part, we will convert from a Delaware limited liability company into a Delaware corporation by filing a certificate of conversion with the Delaware Secretary of State, and we will change our name from “Odonate Therapeutics, LLC” to “Odonate Therapeutics, Inc.” (the “Conversion”). As part of the Conversion, all outstanding common and incentive units will be converted into shares of common stock on a         -for-1 basis. Prior to the Conversion, we expect that all of the members of Odonate Therapeutics, LLC will contribute their membership units to a newly formed holding company named Odonate Holdings, LLC (“Odonate Holdings”). Upon effecting the Conversion, the membership interests of Odonate Therapeutics, LLC will be converted into shares of Odonate Therapeutics, Inc., and these shares will be distributed to the members of Odonate Holdings, with Odonate Holdings retaining record title to                          shares of Odonate Therapeutics, Inc., which represents the common stock underlying outstanding incentive units previously granted to employees, officers, directors and consultants by Odonate Management Holdings, LLC.

After converting to a corporation and changing our name to Odonate Therapeutics, Inc., we will be governed by a certificate of incorporation to be filed with the Delaware Secretary of State and our bylaws. Upon the effectiveness of the Conversion, the members of the Board of Odonate Therapeutics, LLC will become the members of the Board of Odonate Therapeutics, Inc., and the officers of Odonate Therapeutics, LLC will become the officers of Odonate Therapeutics, Inc.

References throughout this prospectus to our “stockholders” include the holders of stock that is offered and sold in this offering as well as holders of Odonate Therapeutics, LLC membership units that are converted into Odonate Therapeutics, Inc. common stock as a result of the Conversion.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in annual gross revenue during our last fiscal year, we qualify for and intend to be an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other regulatory requirements for up to 5 years that are otherwise applicable to public companies. These reduced reporting provisions include, among others:

•	a requirement to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•	an exemption from the auditor attestation requirement on the effectiveness of our system of internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley Act”);

•	an exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

•	an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•	an exemption from the requirement to seek non-binding advisory votes on executive compensation and golden parachute arrangements; and

•	reduced disclosure about executive compensation arrangements.

We have elected to take advantage of the scaled disclosure requirements and other relief described above or elsewhere in the prospectus so long as we are an emerging growth company. We will remain an emerging growth company for 5 years unless, prior to that time, we: (i) have more than $1.07 billion in annual gross revenue; (ii) have a market value for our common stock held by non-affiliates of more than $700 million as of the last day of our second fiscal quarter of any fiscal year; or (iii) issue more than $1.0 billion of non-convertible debt over a three-year period. We have availed ourselves of the reduced reporting obligations with respect to audited financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations and executive compensation disclosure in this prospectus, and expect to continue to avail ourselves of the reduced reporting obligations available to emerging growth companies in future filings with the U.S. Securities and Exchange Commission (“SEC”).

Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the U.S. Securities Act of 1933 (“Securities Act”) for complying with new or revised accounting standards. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

As a result of our decision to avail ourselves of certain provisions of the JOBS Act, the information that we provide may be different than what you may receive from other public companies in which you hold an equity interest.

Employees

As of the date of this prospectus, we had 44 employees. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Research and Development

We recognized $0 and $2.6 million in research and development expense in the years ended December 31, 2015 and 2016, respectively, and $0.9 million and $14.9 million in research and development expense for the nine months ended September 30, 2016 and 2017, respectively.

Facilities

Our offices are located at 4747 Executive Drive, Suite 510, San Diego, CA 92121.

Legal Proceedings

We are not currently a party to any material legal proceedings.

MANAGEMENT

Executive Officers, Directors and Key Employees

The following table sets forth certain information regarding our executive officers, directors and key employees as of the date of this prospectus.

Name	Age	Position
Kevin C. Tang	50	Chairman and Chief Executive Officer
Jeff L. Vacirca, M.D.	48	Vice Chairman
Aaron I. Davis(1),(2),(3)	39	Director
Craig A. Johnson(1),(2),(3)	56	Director
Robert H. Rosen	61	Director
George F. Tidmarsh, M.D., Ph.D.	57	Director
Robert D. Millham	55	Chief Operating Officer
Joseph P. O’Connell, M.D.	63	Chief Medical Officer
John G. Lemkey	36	Chief Financial Officer
Stewart M. Kroll	59	Senior Vice President of Biometrics
Thomas Wei	41	Senior Vice President of Research and Strategy
Natasha M. Bartasch-Price	38	Vice President of Program Management
Nicole H. Gollaher, J.D.	48	Vice President of Legal Affairs
Valerie L. Legagneur	43	Vice President of Clinical Operations
Steven S. Pfeiffer, Ph.D.	41	Vice President of Technical Operations

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.

The following is a biographical summary of the experience of our executive officers, directors and key employees:

Kevin C. Tang

Mr. Tang has served as our Chairman and Chief Executive Officer since the Company’s inception in 2013. Mr. Tang also serves as President of Tang Capital Management, LLC, a life sciences-focused investment company he founded in 2002 and an affiliate of the Company. Since 2014, Mr. Tang has served as a director and Chairman of La Jolla Pharmaceutical Company. Since 2009, Mr. Tang has served as a director of Heron Therapeutics, Inc. and, since 2012, has served as Chairman. From 2009 through its acquisition by Endo Pharmaceuticals, Inc. in 2010, he served as a director of Penwest Pharmaceuticals Co. In 2006, Mr. Tang co-founded Ardea Biosciences, Inc. and served as a director from inception through its acquisition by AstraZeneca PLC in 2012. From 2001 to 2008, he was a director of Trimeris, Inc. From 1993 to 2001, Mr. Tang held various positions at Deutsche Banc Alex Brown, Inc., an investment banking firm, most recently serving as Managing Director and head of the firm’s Life Sciences research group. Mr. Tang received a B.S. degree from Duke University. The Board has concluded that Mr. Tang should serve as a director based on his experience forming and building biotechnology companies, serving as a director of numerous biotechnology companies and serving as a manager of funds specializing in the area of life sciences.

Jeff L. Vacirca, M.D.

Dr. Vacirca has served as our Vice Chairman since July 2016, as a director since January 2017, and, from March 2017 to September 2017, served as our Chief Medical Officer. Since 2008, Dr. Vacirca has served as Chief Executive Officer and Managing Partner/Director of Clinical Research at New York Cancer Specialists. Since 2014, he has served on the Scientific Advisory Board of Caris

Life Sciences. Dr. Vacirca currently serves as the President of Community Oncology Alliance, a non-profit organization dedicated to advocating for community oncology practices and patients with cancer. Dr. Vacirca received a B.A. degree in human biology from the University at Albany and an M.D. degree from St. George’s University. The Board has concluded that Dr. Vacirca should serve as a director based on his substantial business experience and clinical expertise in oncology.

Aaron I. Davis

Mr. Davis has served as a director since December 2016. Mr. Davis has been the Chief Executive Officer of Boxer Capital, the healthcare arm of Tavistock Group, since 2012. Mr. Davis co-founded Boxer Capital in 2005 and, prior to being appointed Chief Executive Officer, served as Portfolio Manager. Since 2016, Mr. Davis has served as a director of CiVi Biopharma, Inc. From 2006 to 2008, he served as a director of Kalypsys, Inc. From 2000 to 2004, Mr. Davis worked in the Global Healthcare Investment Banking and Private Equity Group at UBS Warburg, LLC. Mr. Davis received an M.A. degree in biotechnology from Columbia University and a B.B.A. degree in finance from Emory University. The Board has concluded that Mr. Davis should serve as a director based on his experience serving as a director of biotechnology companies and as a manager of funds specializing in the area of life sciences.

Craig A. Johnson

Mr. Johnson has served as a director since July 2017. Mr. Johnson also is a director of Heron Therapeutics, Inc., La Jolla Pharmaceutical Company, Mirati Therapeutics, Inc. and GenomeDx Biosciences, Inc. Mr. Johnson also served as a director of Ardea Biosciences, Inc. from 2008 until its acquisition by AstraZeneca PLC in 2012, and as a director of Adamis Pharmaceuticals Corporation from 2011 to 2014. From 2011 to 2012, he served as Chief Financial Officer of PURE Bioscience, Inc., and, from 2010 to 2011, Mr. Johnson served as Senior Vice President and Chief Financial Officer of NovaDel Pharma Inc. From 2004 through its acquisition by Raptor Pharmaceuticals Corp. in 2009, he served as Vice President and Chief Financial Officer of TorreyPines Therapeutics, Inc., and, from 2009 to 2010, as Vice President of a wholly-owned subsidiary of Raptor Pharmaceutical Corp. From 1994 to 2004, Mr. Johnson held various positions at MitoKor, Inc., most recently serving as Chief Financial Officer and Senior Vice President of Operations. Mr. Johnson received a B.B.A. degree in accounting from the University of Michigan-Dearborn. The Board has concluded that Mr. Johnson should serve as a director based on his experience serving as a director of biotechnology companies and his expertise in financial management.

Robert H. Rosen

Mr. Rosen has served as a director since July 2017. Since 2013, Mr. Rosen has served as President and as a director of Heron Therapeutics, Inc., and, from 2012 to 2013, served as Senior Vice President and Chief Commercial Officer of Heron Therapeutics, Inc. Since 2014, he has served as a director of La Jolla Pharmaceutical Company. From 2014 to 2015, Mr. Rosen served as a director of Conkwest, Inc. (now NantKwest, Inc.). In 2012, he served as Managing Partner of Scotia Nordic LLC, a life sciences advisory firm. From 2011 to 2012, Mr. Rosen served as Senior Vice President of Global Commercial Operations at Dendreon Corporation. From 2005 to 2011, he served as Global Head of Oncology at Bayer HealthCare Pharmaceuticals. From 2002 to 2005, Mr. Rosen was Vice President of the Oncology Business Unit at Sanofi-Synthèlabo Inc. Mr. Rosen received a B.S. degree in pharmacy from Northeastern University. The Board has concluded that Mr. Rosen should serve as a director based on his leadership experience in the biotechnology and pharmaceutical industry and expertise in commercializing pharmaceutical products.

George F. Tidmarsh, M.D., Ph.D.

Dr. Tidmarsh has served as a director since December 2016. Since 2012, Dr. Tidmarsh has served as President, Chief Executive Officer and director of La Jolla Pharmaceutical Company. In

2005, Dr. Tidmarsh founded Horizon Pharma, Inc., where he served as President and Chief Executive Officer until 2008 and as a director and consultant until 2011. In 2001, he founded Threshold Pharmaceuticals, Inc., where he served as President until 2005. From 1996 to 2000, Dr. Tidmarsh held various senior positions at Coulter Pharmaceutical, Inc., most recently serving as Chief Medical Officer. Earlier in his career, Dr. Tidmarsh held various scientific and clinical positions at Sequus Pharmaceuticals, Inc., Gilead Sciences, Inc. and SyStemix, Inc. Dr. Tidmarsh received a Ph.D. degree and M.D. degree from the Stanford University School of Medicine and a B.S. degree in microbiology from Stanford University. The Board has concluded that Dr. Tidmarsh should serve as a director based on his experience forming, building and leading biotechnology companies.

Robert D. Millham

Mr. Millham has served as our Chief Operating Officer since July 2017. From 2015 to 2017, Mr. Millham served as Senior Vice President and General Manager, Hematology and Oncology at inVentiv Health Clinical, LLC. From 1998 to 2015, Mr. Millham held various positions at Pfizer Inc., serving most recently as Vice President of Clinical Operations for Oncology and previously as Senior Director, Early Development Team Leader. Mr. Millham received a B.A. degree in biology from Middlebury College, an M.S. degree in microbiology from the University of New Hampshire and an M.Sc. degree in pharmaceutical medicine from Hibernia College.

Joseph P. O’Connell, M.D.

Dr. O’Connell has served as our Chief Medical Officer since September 2017. From 2015 to 2017, Dr. O’Connell served as Vice President, Medical and Scientific Affairs, Hematology and Oncology at inVentiv Health Clinical, LLC. From 2007 to 2015, Dr. O’Connell held various positions at Pfizer Inc., most recently serving as Senior Director and Asset Global Clinical Lead for Oncology. Prior to 2007, he practiced adult medical oncology for more than 15 years, most recently as a Medical Oncologist at the Yale Cancer Center. Dr. O’Connell received a B.S. degree in biology from Fordham University and an M.D. degree from the State University of New York.

John G. Lemkey

Mr. Lemkey has served as our Chief Financial Officer since the Company’s inception in 2013. Since 2012, Mr. Lemkey has served as Chief Operating Officer of Tang Capital Management, LLC, a life sciences-focused investment company and an affiliate of the Company, which Mr. Lemkey joined in 2006. From 2003 to 2006, Mr. Lemkey was a Senior Auditor at Ernst & Young LLP. Mr. Lemkey received a B.S. degree in accounting from the University of Southern California and is a Certified Public Accountant (inactive) in the state of California.

Stewart M. Kroll

Mr. Kroll has served as our Senior Vice President of Biometrics since October 2016. From 2005 to 2016, Mr. Kroll held various positions at Threshold Pharmaceuticals, Inc., most recently serving as Chief Operating Officer. From 2000 to 2005, he served as Senior Director of Biostatistics at Corixa Corporation. From 1997 to 2000, Mr. Kroll held various positions at Coulter Pharmaceutical, Inc., most recently serving as Director of Biostatistics. Mr. Kroll received an M.A. degree and B.A. degree in statistics from the University of California, Berkeley.

Thomas Wei

Mr. Wei has served as our Senior Vice President of Research and Strategy since 2015. Mr. Wei also is Managing Director at Tang Capital Management, LLC, a life sciences-focused investment company and an affiliate of the Company, which he joined in 2015. From 2009 to 2015, he served as a Managing Director and biotechnology equity research analyst at Jefferies LLC. From 2003 to 2009, Mr. Wei was a biotechnology equity research analyst at Piper Jaffray, most recently serving as Managing Director. From 1998 to 2003, Mr. Wei was a biotechnology equity research analyst at Deutsche Bank AG and Adams, Harkness & Hill Inc. Mr. Wei received an A.B. degree in biochemical sciences from Harvard University and an M.B.A. degree from Oxford University.

Natasha M. Bartasch-Price

Ms. Bartasch-Price has served as our Vice President of Program Management since October 2017. From 2016 to 2017, Ms. Bartasch-Price served as Vice President, Global Project Management and Managing Director, Patient Recruitment and Retention at Bioclinica, Inc. From 2000 to 2016, Ms. Bartasch-Price held various positions at Pfizer Inc., most recently serving as Senior Director, Clinical Operations Program Lead. Ms. Bartasch-Price received a B.S. degree in biology from Shippensburg University and an M.B.A. degree from Eastern University.

Nicole H. Gollaher, J.D.

Ms. Gollaher has served as our Vice President of Legal Affairs since October 2017. From 2006 to 2017, Ms. Gollaher was self-employed in private practice representing both large and small biotechnology, pharmaceutical and medical device companies, including working on a contract basis for Pfizer Inc. From 1996 to 2004, she was an Associate at Wiggin and Dana LLP. Ms. Gollaher received a B.A. degree in international relations and history from Brown University and a J.D. from the University of Connecticut.

Valerie L. Legagneur

Ms. Legagneur has served as our Vice President of Clinical Operations since December 2016. From 2006 to 2016, Ms. Legagneur held various positions at Pfizer Inc., most recently serving as Director and Clinical Operations Program Lead for the Hematology portfolio. From 2004 to 2006, she served as Project Manager of Clinical Operations at Pharmaceutical Product Development, LLC. From 2002 to 2004, Ms. Legagneur served as a Regional Clinical Research Associate at Advanced Biologics, LLC. From 2001 to 2002, she served as a Clinical Research Assistant at Sanofi-Aventis Research. Ms. Legagneur received an M.A. degree and a B.A. degree from Stony Brook University and is an S.O.C.R.A. Certified Clinical Research Professional.

Steven S. Pfeiffer, Ph.D.

Dr. Pfeiffer has served as our Vice President of Technical Operations since August 2016. From 2015 to 2016, Dr. Pfeiffer was at Horizon Pharma PLC, most recently serving as Senior Director of Manufacturing and Development. From 2011 to 2015, he held various positions at Kythera Biopharmaceuticals, Inc., most recently serving as Associate Director of Product Research, Development and Manufacturing. From 2009 to 2010, Dr. Pfeiffer served as Associate Director at Sai Advantium Pharma Limited. From 2005 to 2009, he held various positions at Gilead Sciences, Inc., most recently serving as a Research Scientist II. Dr. Pfeiffer received a Ph.D. degree in chemistry from the University of California, Santa Barbara, an M.B.A. degree from California State University, East Bay, and a B.S. degree in chemistry from the University of Arizona.

Board Structure

Our business affairs are managed under the direction of our Board, which currently consists of 6 members. Each of our current directors will continue to serve until the election and qualification of his successor, or his earlier death, resignation or removal.

In accordance with our certificate of incorporation and the bylaws that will become effective upon completion of the offering, our entire Board will stand for election at each annual general meeting of stockholders and will be elected to serve from the time of election and qualification until the next annual meeting following election. Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Our certificate of incorporation and bylaws authorize only our Board to fill vacancies on our Board. The authorized number of directors may be changed by resolution of the Board. Any additional directorships resulting from an increase in the authorized number of directors would be filled by resolution of the Board. Kevin C. Tang, our Chief Executive Officer, serves as the Chairman of our Board.

Board Committees

Our Board has established an audit committee (“Audit Committee”), a compensation committee (“Compensation Committee”) and a nominating and corporate governance committee (“Nominating and Corporate Governance Committee”), each initially comprised of Craig A. Johnson and Aaron I. Davis, each of whom qualify as an independent director, as defined under applicable NASDAQ qualification standards. Additionally, Mr. Johnson qualifies as an “audit committee financial expert” as that term is defined in the rules and regulations established by the SEC. We believe that the functioning of these committees complies with the requirements of the Sarbanes-Oxley Act, the rules of the NASDAQ Global Select Market and SEC rules and regulations that will become applicable to us upon closing of this offering. As this is our initial public offering, we intend to comply with the requirements of the NASDAQ Global Select Market with respect to board and committee composition of independent directors as they become applicable to us in accordance with NASDAQ Marketplace Rule 5615(b)(1). Each committee has the responsibilities described below.

Audit Committee

The primary responsibilities of our Audit Committee will be to oversee the accounting and financial reporting processes and the internal and external audit processes. The Audit Committee will also assist the Board in fulfilling its oversight responsibilities by reviewing the financial information provided to stockholders and others and the system of internal controls established by management and the Board. The Audit Committee will oversee the independent auditors, including their independence and objectivity. However, committee members will not act as professional accountants or auditors, and their functions are not intended to duplicate or substitute for the activities of management and the independent auditors. The Audit Committee will be empowered to retain independent legal counsel and other advisors as it deems necessary or appropriate to assist it in fulfilling its responsibilities, and to approve the fees and other retention terms of the advisors.

Compensation Committee

The primary responsibilities of our Compensation Committee will be to periodically review and approve the compensation and other benefits for our employees, officers and independent directors. This will include reviewing and approving corporate goals and objectives relevant to the compensation of our executive officers in light of those goals and objectives, and setting compensation for these officers based on those evaluations. Our Compensation Committee will also administer and have discretionary authority over the issuance of equity awards under our equity incentive plans.

The Compensation Committee may delegate authority to review and approve the compensation of our employees to certain of our executive officers, including with respect to awards made under our equity incentive plans. Even where the Compensation Committee does not delegate authority, our executive officers will typically make recommendations to the Compensation Committee regarding compensation to be paid to our employees and the size of equity grants under our equity incentive plans.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee will be responsible for developing and recommending to the Board criteria for identifying and evaluating qualified candidates for directorships and making recommendations to the Board regarding candidates for election or reelection to the Board at each annual stockholders’ meeting. In addition, the Nominating and Corporate Governance Committee will be responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the Board concerning corporate governance matters. The Nominating and Corporate Governance Committee will also be responsible for making recommendations to the Board concerning the structure, composition and function of the Board and its committees as well as compensation of directors for service on the Board and its committees.

Code of Conduct and Ethics

Our Board will adopt a Code of Conduct and Ethics that establishes the standards of ethical conduct applicable to all directors, officers and employees of our company. It will address, among other things, conflicts of interest, disclosure controls and procedures and internal control over financial reporting, corporate opportunities, regulatory reporting, communications and confidentiality requirements. We intend to disclose any amendments to the Code of Conduct and Ethics, or any waivers of its requirements, on our website to the extent required by applicable rules. The Audit Committee is responsible for applying and interpreting our Code of Conduct and Ethics in situations where questions are presented to it.

Compensation Committee Interlocks

Our Chairman and Chief Executive Officer, Mr. Tang, served during all of 2016 (and currently serves) as Chairman of the Board of each of La Jolla Pharmaceutical Company and Heron Therapeutics, Inc. During this same time, Dr. Tidmarsh served as President and Chief Executive Officer of La Jolla Pharmaceutical Company, and Mr. Rosen served as President of Heron Therapeutics, Inc. Notwithstanding these interlocking relationships, our independent directors do not believe that these relationships are problematic from a corporate governance perspective since Mr. Tang has elected to receive total compensation of $1.00 annually for his service as Chairman and Chief Executive Officer. To the extent any members of our Compensation Committee and affiliates of theirs have participated in transactions with us, a description of those transactions is described in “Certain Relationships and Related Transactions.”

Director Independence

In connection with this offering and our planned listing on NASDAQ, our Board has reviewed the independence of all directors in light of each director’s (or any family member’s, if applicable) affiliations with the Company and members of management, as well as significant holdings of the Company’s securities. The Board uses the definition of independence from The NASDAQ Stock Market listing standards to assess independence of our directors. The NASDAQ rules have objective tests and a subjective test for determining who is an “independent director.” The subjective test states that an independent director must be a person who lacks a relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Board has not established categorical standards or guidelines to make these subjective determinations, but considers all relevant facts and circumstances. After considering the foregoing factors, our Board has determined that Messrs. Davis and Johnson qualify as “independent directors” as defined by NASDAQ rules. Mr. Tang and Dr. Vacirca are not deemed to be independent under NASDAQ rules by virtue of their current and past employment with the Company, respectively. Dr. Tidmarsh and Mr. Rosen are not deemed independent due to Mr. Tang’s prior and current service on the compensation committees of La Jolla Pharmaceutical Company and Heron Therapeutics, Inc., respectively.

Following the effectiveness of this registration statement, the members of our Audit Committee must satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act, (“Rule 10A-3”). In order to be considered independent for purposes of Rule 10A-3, no member of the Audit Committee may, other than in his or her capacity as a member of the Audit Committee, the Board or any other committee of the Board: (i) accept, directly or indirectly, any consulting, advisory or other compensatory fee from us or any of our subsidiaries; or (ii) directly, or indirectly through one or more intermediaries, control, be controlled by or be under common control with us or any of our subsidiaries.

Director Compensation

Commencing in 2017, we adopted a director compensation arrangement whereby we pay an annual retainer of $50,000 per year to each non-employee director, with an additional $25,000 annual fee for service as the vice chairman of the Board, $15,000 annual fee for service as chairperson of the Audit Committee and $10,000 annual fee for service as chairperson of the Compensation Committee. Such cash fees are paid quarterly in arrears. We also may make periodic equity grants to such directors, but have no current commitments to do so. We reimburse our directors for their reasonable out-of-pocket expenses incurred in attending board and committee meetings. Mr. Davis has waived all compensation for his services on the Board.

The following table shows the compensation earned in 2016 by the directors who served on the Board in that year.

Name	Fees Earned or Paid in Cash in 2016	Incentive Unit Awards(1)	Total
Kevin C. Tang	$-	$-	$-
Aaron I. Davis	$-	$-	$-
George F. Tidmarsh, M.D., Ph.D.	$-	$26,521	$26,521

(1)	The amounts reported in this column represent the grant-date fair value of the 61,023 incentive units granted by Odonate Management Holdings, LLC to Dr. Tidmarsh during 2016, as computed in accordance with ASC Topic 718, not including any estimates of forfeitures. The assumptions used in calculating the grant-date fair value of the incentive units reported in this column are set forth in the notes to our financial statements included herein. Note that the amounts reported in this column reflect the accounting cost for this equity award and may not correspond to the actual economic value that may be received by Dr. Tidmarsh.

EXECUTIVE COMPENSATION

In 2016, we had two executive officers: Kevin C. Tang, our Chairman and Chief Executive Officer, and John G. Lemkey, our Chief Financial Officer.

Summary Compensation Table

The following table summarizes information concerning the compensation awarded to, earned by or paid to Mr. Tang, our sole Named Executive Officer (“NEO”) in 2016.

Name and Principal Position	Year	Salary	Incentive unit awards	Non-equity incentive plan compensation	All other compensation	Total
Kevin C. Tang	2016	$1.00	$ -	$ -	$ -	$1.00
Chairman and Chief Executive Officer

Chief Executive Officer Compensation

Mr. Tang has elected to receive an annual salary of $1.00 and to not receive any bonuses, equity awards or other compensation. Accordingly, there were no equity awards held by Mr. Tang as of the last day of fiscal year 2016.

Equity Compensation Plans

We have historically maintained an equity incentive plan, the Odonate Management Holdings Equity Incentive Plan (the “Management Plan”), which provides for the grant of profits interests in the form of incentive units to eligible employees, officers, directors and consultants. There is no specified reserve for the number of incentive units to be issued under the Management Plan. We intend to adopt a Stock Option Plan and an Employee Stock Purchase Plan for use following the completion of this offering, at which time we will stop granting incentive units under the Management Plan. A description of the Management Plan is set forth above under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and is incorporated herein by reference. Descriptions of the 2017 Stock Option Plan and 2017 Employee Stock Purchase Plan are set forth below.

2017 Stock Option Plan

Prior to completion of this offering, we will adopt the Odonate Therapeutics, Inc. 2017 Stock Option Plan, which we refer to as the 2017 Plan. The purpose of the 2017 Plan is to promote and closely align the interests of our employees, officers, directors and consultants with those of our stockholders by providing stock-based compensation in the form of stock options. The objectives of the 2017 Plan are to attract and retain the best available personnel and to motivate participants to optimize the success of the Company through incentives that link the personal interests of participants to those of the Company’s stockholders.

The following description of the 2017 Plan is not intended to be complete and is qualified in its entirety by the complete text of the 2017 Plan, a copy of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. Stockholders and potential investors are urged to read the 2017 Plan in its entirety. Any capitalized terms that are used in this summary description but not defined here or elsewhere in this registration statement have the meanings assigned to them in the 2017 Plan.

Administration

The 2017 Plan will be administered by our Compensation Committee, or such other committee designated by our Board, to administer the plan. The Compensation Committee will have broad authority, subject to the provisions of the 2017 Plan, to administer and interpret the 2017 Plan. All decisions and actions of the Compensation Committee will be final.

Eligibility

Stock options may be granted to employees, officers, directors and consultants of the Company.

Stock Subject to 2017 Plan

The maximum number of shares that may be issued under the 2017 Plan will not exceed                 , subject to certain adjustments in the event of a change in the Company’s capitalization. Shares of common stock issued under the 2017 Plan may be either authorized and unissued shares or previously issued shares acquired by the Company. On termination or expiration of an unexercised option under the 2017 Plan, in whole or in part, the number of shares of common stock subject to such award will again become available for grant under the 2017 Plan.

Stock Options

All stock options granted under the 2017 Plan will be evidenced by a written agreement with the participant, which provides, among other things, whether the option is intended to be an incentive stock option or a non-qualified stock option, the number of shares subject to the option, the exercise price, exercisability (or vesting) and the term of the option, which may not generally exceed 10 years. Subject to the express provisions of the 2017 Plan, options generally may be exercised over such period, in installments or otherwise, as the Compensation Committee may determine. The exercise price for any stock option granted may not generally be less than the fair market value of the common stock on the grant date. The exercise price may be paid in cash or such other method as determined by the Compensation Committee. Other than in connection with a change in the Company’s capitalization, we will not, without stockholder approval, reduce the exercise price of a previously awarded option, and, at any time when the exercise price of a previously awarded option is above the fair market value of a share of common stock, we will not, without stockholder approval, cancel and re-grant or exchange such option for cash or a new award with a lower (or no) exercise price.

Performance Criteria

The Compensation Committee may specify certain performance criteria that must be satisfied before stock options will be granted or vest. The performance goals may vary from participant to participant, group to group and period to period.

Transferability

Options generally may not be sold, transferred for value, pledged, assigned or otherwise alienated or hypothecated by a participant other than by will or the laws of descent and distribution, and each option may be exercisable only by the participant during his or her lifetime.

Amendment and Termination

The Board has the right to amend, alter, suspend or terminate the 2017 Plan at any time, provided certain material amendments may not be made without stockholder approval. No amendment or alteration to the 2017 Plan or an award or award agreement will be made that would materially impair the rights of the holder, without such holder’s consent; however, no consent will be required if the Compensation Committee determines in its sole discretion and prior to the date of any change in control, that such amendment or alteration either is required or advisable in order for us, the 2017 Plan or the award: to satisfy any law or regulation or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard or if the change does not significantly diminish the benefits provided under such award. The 2017 Plan will be adopted by the Board and the Company’s stockholders in connection with this offering and will automatically terminate, unless earlier terminated by the Board, 10 years after approval by the Board.

2017 Employee Stock Purchase Plan

Prior to the completion of this offering, we will adopt the Odonate Therapeutics, Inc. 2017 Employee Stock Purchase Plan, which we refer to as the ESPP. The purpose of the ESPP is to provide a means for our eligible employees to accumulate shares of our common stock over time through regular payroll deductions. A total of                 shares of our common stock will initially be available for issuance under the ESPP. Under the ESPP, eligible employees of the Company may purchase shares of our common stock once every 6 months at a price equal to the lesser of 85% of the fair market value of a share of our common stock at the beginning of the purchase period or 85% of the fair market value of a share of our common stock at the end of the 6-month purchase period. Eligible employees purchasing shares under the ESPP will be subject to an annual cap equal to the lesser of $25,000 or 10% of the employee’s annual cash compensation. Shares purchased under the ESPP cannot be sold for a period of one year following the purchase date (or such shorter period of time if the participating employee’s employment terminates before this one-year anniversary). As of the date of this prospectus, our Board has not determined the date on which the initial purchase period will commence under the ESPP; however, the initial purchase period will not commence prior to the completion of this offering.

PRINCIPAL STOCKHOLDERS

The following table presents information regarding beneficial ownership of our equity interests as of September 15, 2017 by:

•	each stockholder or group of stockholders known by us to be the beneficial owner of more than 1% of our outstanding equity interests (our “Principal Investors”);

•	each of our directors;

•	our NEO; and

•	all of our directors and executive officers as a group.

The percentage ownership information shown in the column titled “Units Beneficially Owned Prior to the Offering” in the table below is based on 10,037,453 units (8,854,478 common units and 1,182,975 incentive units) outstanding as of September 15, 2017. The percentage ownership information shown in the column titled “Shares Beneficially Owned After the Offering” in the table below is based on              common shares outstanding after this offering, assuming              common shares being sold in the offering.

Beneficial ownership is determined in accordance with the rules of the SEC, and thus represents voting or investment power with respect to our securities as of September 15, 2017. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all equity interests beneficially owned, subject to community property laws where applicable. Unless otherwise indicated, the address of each individual listed in this table is 4747 Executive Drive, Suite 510, San Diego, CA 92121.

	Units Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
Name and Address of Beneficial Owner	Number	Percent	Number	Percent
Principal Investors(1)
Affiliates of Tang Capital Partners(2)	5,455,336	54.3%
Affiliates of Boxer Capital(3)	1,478,014	14.7%
Odonate Holdings, LLC(4)	1,182,975	11.8%
Affiliates of Janus Capital Management(5)	436,389	4.3%
Affiliates of Sabby Management(6)	359,124	3.6%
Funds managed by Franklin Advisers, Inc.(7)	268,547	2.7%
Solus LLC(8)	235,808	2.3%
Affiliates of Arcus Ventures Funds(9)	151,419	1.5%
Rock Springs Capital Master Fund, LP(10)	134,274	1.3%
Affiliates of RTW Investments(11)	134,274	1.3%
Samsara BioCapital, LP(12)	134,274	1.3%
Named Executive Officer and Directors
Kevin C. Tang(2)	5,455,336	54.3%
Aaron I. Davis(3)	322,878	3.2%
Jeff L. Vacirca, M.D.(4)	95,285	*
George F. Tidmarsh, M.D., Ph.D.(4)	-	*
Craig A. Johnson(4)	-	*
Robert H. Rosen(4)	-	*
All Executive Officers and Directors as a group (9 persons)	5,873,499	58.5%

*	Indicates ownership of less than one percent.

(1)	This represents the beneficial ownership as of September 15, 2017, which gives effect to the distribution by Odonate Holdings, LLC to each of its common unitholders immediately following this offering. Securities that a person has the right to acquire within 60 days of September 15, 2017 are included in such person’s beneficial ownership.
(2)	Affiliates of Tang Capital Partners include Tang Capital Partners II, LP (“TCPII”) and TCPIL BL, LLC (“TCPIL”), which share voting and dispositive power over such common units with Tang Capital Management II, LLC (“TCMII”) and Kevin C. Tang, who is the manager of TCMII. TCPII is the beneficial owner of 3,114,864 common units, and TCPIL is the beneficial owner of 2,340,472 common units. The common units beneficially owned by Mr. Tang include the common units beneficially owned by TCPII and TCPIL for which Mr. Tang shares voting and/or dispositive power. Mr. Tang disclaims beneficial ownership of all common units reported herein except to the extent of his pecuniary interest therein. Mr. Tang is the Chairman and Chief Executive Officer of the Company. The address of the foregoing entities is 4747 Executive Drive, Suite 510, San Diego, CA 92121.
(3)	Affiliates of Boxer Capital consist of Boxer Capital, LLC (“Boxer Capital”), which is the beneficial owner of 1,155,136 common units, and Aaron I. Davis, who is the Chief Executive Officer of Boxer Capital and a director of the Company, is the beneficial owner of 322,878 common units. Boxer Asset Management Inc. (“Boxer Management”) is the majority owner of Boxer Capital. Joe Lewis, a natural person, is the sole indirect beneficial owner of and controls Boxer Management. Mr. Davis is not deemed to be the beneficial owner of the common units held by Boxer Capital. The address for the Affiliates of Boxer Capital is 11682 El Camino Real, Suite 320, San Diego, CA 92130.
(4)	Following the Conversion, Odonate Holdings, LLC (“Odonate Holdings”) will retain record title to a total of shares of common stock, which represents the total number of shares underlying incentive units previously granted to certain employees, officers, directors and consultants through the Odonate Therapeutics, LLC Employee Equity Incentive Plan. Concurrent with the Conversion, Odonate Holdings will give to the Company an irrevocable proxy directing the Company to vote all shares of common stock held by Odonate Holdings, with such vote to be cast in the same proportion as the vote by all other stockholders of the Company. Accordingly, Odonate Holdings does not have any voting control of any shares that it may own. The address of Odonate Holdings is 4747 Executive Drive, Suite 510, San Diego, CA 92121.
(5)	Affiliates of Janus Capital Management include Janus Capital Management, LLC (“Janus Capital”), Janus Henderson Global Life Sciences Fund (“Janus Henderson”) and JCF—Janus Global Life Sciences Fund (“Janus Global”), which share voting and dispositive power with respect to 436,389 common units. Janus Henderson is the beneficial owner of 286,770 common units. Janus Global is the beneficial owner of 149,619 common units. As a result of its role as investment adviser or sub-adviser of Janus Henderson and Janus Global, Janus Capital may be deemed to be the beneficial owner of common units held by Janus Henderson and Janus Global. Janus Capital does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in Janus Henderson and Janus Global and disclaims any ownership associated with such rights. The address of the foregoing entities is 151 Detroit Street, Denver, CO 80206.
(6)	Affiliates of Sabby Management include Sabby Healthcare Master Fund, Ltd. (“Sabby Healthcare”), Sabby Volatility Warrant Master Fund Ltd. (“Sabby Volatility”), Hal Mintz, Robert Grundstein and John Kwon. Sabby Healthcare is the beneficial owner of 162,777 common units. Sabby Volatility is the beneficial owner of 16,784 common units. Hal Mintz is the beneficial owner of 150,314 common units. Robert Grundstein is the beneficial owner of 25,053 common units. John Kwon is the beneficial owner of 4,196 common units. Mr. Mintz has voting and investment power over the shares held by Sabby Healthcare and Sabby Volatility. Sabby Management, LLC serves as the investment manager of Sabby Healthcare and Sabby Volatility and Mr. Mintz is the manager of Sabby Management, LLC. Each of Sabby Management, LLC and Mr. Mintz disclaims beneficial ownership over these shares except to the extent of any pecuniary interest therein. The address of each of Sabby Healthcare and Sabby Volatility is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands.
(7)	Funds managed by Franklin Advisers, Inc. (“FAV”) include Franklin Strategic Series—Franklin Biotechnology Discovery Fund (“Franklin Strategic”) and Franklin Templeton Investment Funds—Franklin Biotechnology Discovery Fund (“Franklin Investment”). Franklin Strategic has beneficial ownership of 93,991 common units, and Franklin Investment has beneficial ownership of 174,556 common units. FAV is the investment manager for each of the funds and accounts that are the registered holders of these securities. FAV is an indirect wholly owned subsidiary of a publicly traded company, Franklin Resources, Inc. (“FRI”) and may be deemed to be the beneficial owner of these securities for purposes of Rule 13d-3 under the Exchange Act in its capacity as the investment adviser to such funds and accounts pursuant to investment management contracts that grant investment and/or voting power to FAV. When an investment management contract (including a sub-advisory agreement) delegates to FAV investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, FRI treats FAV as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, FAV reports for purposes of Section 13(d) of the Exchange Act that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement, unless otherwise specifically noted. The principal address of the foregoing entities is One Franklin Parkway, San Mateo, CA 94403.
(8)	Solus LLC is the beneficial owner of 235,808 common units. Solus Alternative Asset Management LP, the investment advisor of Solus LLC, has voting authority with respect to the common units owned by Solus LLC. The address of both Solus LLC and Solus Alternative Asset Management LP is 410 Park Avenue, 11th Floor, New York, NY 10022.
(9)	Affiliates of Arcus Ventures Funds include Arcus Ventures Fund II, LP (“Arcus II”) and Arcus Ventures Fund, LP (“Arcus Ventures”). Arcus II is the beneficial owner of 138,376 common units. Arcus Ventures is the beneficial owner of 13,043 common units. The address of the foregoing entities is 60 E 42nd Street, Suite 1610, New York, NY 10165.

(10)	Rock Springs Capital Master Fund LP is the beneficial owner of 134,274 common units. Rock Springs Capital Master Fund LP and its general partner, Rock Springs Capital General Partner LLC, each have sole voting and investment power, and Kris Jenner, Gordon “Margraf” Bussard and Graham McPhail, the managers of Rock Springs Capital General Partner LLC, each have shared voting and investment power with regard to the shares owned by Rock Springs Capital Master Fund LP. The address of Rock Springs Capital Master Fund LP is c/o Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. The address of Rock Springs General Partner LLC is 650 South Exeter, Suite 1070, Baltimore, MD 21202.
(11)	Affiliates of RTW Investments include RTW Master Fund, Ltd., RTW Innovation Master Fund, Ltd. and RTW Investments, LP. RTW Master Fund, Ltd. is the beneficial owner of 129,094 common units. RTW Innovation Master Fund, Ltd. is the beneficial owner of 5,180 common units. RTW Master Fund, Ltd. and RTW Innovation Master Fund, Ltd. are managed by RTW Investments, LP (the “Adviser”). The Adviser, in its capacity as the investment manager of such, has the power to vote and the power to direct the disposition of all shares held by such funds. Accordingly, the Adviser and Roderick Wong, as the Managing Partner of the Adviser, may be deemed to beneficially own all such shares. The address of the foregoing entities is 250 West 55th Street, 16th Floor, Suite A, New York, NY 10019.
(12)	Samsara BioCapital, L.P. (the “Fund”) is the beneficial owner of 134,274 common units. Samsara BioCapital GP, LLC (the “General Partner”) is the general partner of the Fund. The managing members of the General Partner are Srinivas Akkaraju, M.D., Ph.D., and Michael Dybbs. These individuals may be deemed to have shared voting and investment power of the securities held by the Fund. The address of the foregoing entities is 565 Everett Avenue, Palo Alto, CA 94301.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following is a summary of each transaction or series of similar transactions since January 1, 2014, or any currently proposed transaction, to which we were or are a party in which:

•	the amount involved exceeded or exceeds $120,000; and

•	any of our directors or executive officers, any holder of 5% of any class of our voting capital stock or any member of his or her immediate family had or will have a direct or indirect material interest.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to such securities.

Related Party Transaction Policy

Prior to this offering, we did not have a formal policy regarding approval of transactions with related parties. We will adopt a related party transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy will become effective upon the execution of the underwriting agreement for this offering. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involved exceeds $120,000. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related party transaction, including any transaction that was not a related party transaction when originally consummated or any transaction that was not initially identified as a related party transaction prior to consummation, our management must present information regarding the related party transaction to our Audit Committee, or, if Audit Committee approval would be inappropriate, to another independent body of our Board, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable us to identify any existing or potential related party transactions and to effectuate the terms of the policy. In addition, under our Code of Business Conduct and Ethics, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related party transactions, our Audit Committee, or other independent body of our Board, will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related party transaction, our Audit Committee, or other independent body of our Board, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our stockholders, as our Audit Committee, or other independent body of our Board, determines in the good faith exercise of its discretion.

The transactions described below were consummated prior to our adoption of the formal, written policy described above, and, accordingly, the foregoing policies and procedures were not followed with respect to these transactions. However, we believe that the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arms-length transactions at such time.

Related Party Transactions

The following table sets forth a summary of the sale of our securities to related persons since January 1, 2014. For a description of beneficial ownership, see “Principal Stockholders.”

Purchaser	Common Units	Total Purchase Price
Affiliates of Tang Capital Partners(1)	5,212,781	$41,021,317
Boxer Capital, LLC(2)	1,066,880	$9,707,597
Aaron I. Davis(2)	322,878	$350,000

(1)	Affiliates of Tang Capital Partners include Tang Capital Partners II, LP (“TCPII”) and TCPIL BL, LLC (“TCPIL”), which share voting and dispositive power over such common units with Tang Capital Management II, LLC (“TCMII”) and Kevin C. Tang, who is the manager of TCMII. TCPII is the beneficial owner of 3,114,864 common units, and TCPIL is the beneficial owner of 2,340,472 common units. The common units beneficially owned by Mr. Tang include the common units beneficially owned by TCPII and TCPIL for which Mr. Tang shares voting and/or dispositive power. Mr. Tang disclaims beneficial ownership of all common units reported herein except to the extent of his pecuniary interest therein. Mr. Tang is the Chairman and Chief Executive Officer of the Company.
(2)	Aaron I. Davis is the Chief Executive Officer of Boxer Capital, LLC (“Boxer Capital”) and is also a director of the Company. Boxer Asset Management Inc. (“Boxer Management”) is the majority owner of Boxer Capital. Joe Lewis, a natural person, is the sole indirect beneficial owner of and controls Boxer Management. Mr. Davis is not deemed to be the beneficial owner of the common units held by Boxer Capital.

Prior to the Conversion, we had two classes of membership units authorized: common units and incentive units. On August 14, 2016, we effected a 1-for-50 reverse split of the outstanding common and incentive units. The units and per-unit figures presented herein have been adjusted and are presented to reflect this reverse split.

In June 2016, we raised $5.0 million through the sale of 4,641,881 common units at a price of $1.08 per unit (the “June 2016 Financing”). In the June 2016 Financing, we sold a total of 3,230,897 common units to entities affiliated with Tang Capital Partners, LP, which is beneficially owned by Kevin C. Tang, our Chairman and Chief Executive Officer, and a total of 559,493 common units to Boxer Capital, LLC and 322,878 common units directly to Aaron I. Davis. Mr. Davis is the Chief Executive Officer of Boxer Capital, LLC and is also a director of the Company.

In March 2017, we raised $10.0 million through the sale of 1,296,512 common units at a price of $7.71 per common unit (the “March 2017 Financing”). This offering was made pro rata to all of our members that participated in the June 2016 Financing. In the March 2017 Financing, we sold a total of 974,829 common units to entities affiliated with Tang Capital Partners, LP, which is beneficially owned by Kevin C. Tang, our Chairman and Chief Executive Officer, and 272,408 common units to Boxer Capital, LLC. Mr. Davis is the Chief Executive Officer of Boxer Capital, LLC and is also a director of the Company.

In September 2017, we raised $74.0 million through the sale of 2,484,066 common units at a price of $29.79 per common unit (the “September 2017 Financing”). In the September 2017 Financing, we sold a total of 1,007,055 common units to entities affiliated with Tang Capital Partners, LP, which is beneficially owned by Kevin C. Tang, our Chairman and Chief Executive Officer, and 234,979 common units to Boxer Capital, LLC. Mr. Davis is the Chief Executive Officer of Boxer Capital, LLC and is also a director of the Company.

In 2016, for his services as an employee, our Vice Chairman was paid cash compensation of $280,000 and received incentive units valued at $144,000. The incentive units issued to our Vice Chairman were subject to a risk of forfeiture and vest over a 4-year period.

Commencing in 2016, the Company received certain services and other benefits from an affiliate of our Chairman and Chief Executive Officer. The Company was not charged any fees for these services and other benefits, which included personnel costs for research and development and administrative functions, rent and facility costs and other direct expenses. From January 1, 2016 through September 30, 2017, a total of $2.7 million of services and other benefits was provided without charge to the Company, which amount was recorded as a non-cash expense with a corresponding increase to non-cash contributed capital. See Note 7 in the Notes to Financial Statements contained herein.

DESCRIPTION OF COMMON STOCK

General

The following is a summary of the material terms of our capital stock, as well as other material terms of our certificate of incorporation and bylaws, as each will be in effect prior to the closing of this offering, and certain provisions of Delaware law. This summary does not purport to be complete and is qualified in its entirety by the provisions of our certificate of incorporation and bylaws, copies of which will be filed with the SEC as exhibits to the registration statement, of which this prospectus forms a part. References in this section to “the company,” “we,” “us” and “our” refer to Odonate Therapeutics, Inc.

Upon the consummation of this offering, our authorized capital stock will consist of                 shares of common stock, $0.01 par value per share. We will not have any class or series of preferred stock authorized, nor will we have “blank check” preferred stock authorized.

Common Stock

Our certificate of incorporation will authorize the issuance of up to                 shares of common stock. All outstanding shares of common stock are validly issued, fully paid and nonassessable, and the shares of common stock to be issued in connection with this offering will be validly issued, fully paid and nonassessable.

The holders of our common stock will be entitled to one vote per share on all matters submitted to a vote of stockholders, and our certificate of incorporation will not provide for cumulative voting in the election of directors. The holders of our common stock will receive ratably any dividends declared by our Board out of funds legally available therefor. In the event of our liquidation, dissolution or winding-up, the holders of our common stock will be entitled to share ratably in all assets remaining after payment of or provision for any liabilities.

Our Certificate of Incorporation and Our Bylaws

Special Meetings; Action by Written Consent

Under our certificate of incorporation, stockholders beneficially owning 10% or more of the outstanding common stock, individually or collectively as a group, will be able to call special meetings of stockholders, subject to complying with the applicable procedures set forth in our bylaws. Under Delaware law, stockholders of Odonate will be permitted to take action by written consent with respect to any matter that can be acted upon at a meeting of our stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors.

Election and Removal of Directors

Directors will be elected by a plurality vote. The Board will have the right to increase or decrease the size of the Board and to fill vacancies on the Board. Directors may be removed with or without cause with the approval of the holders of a majority of our outstanding common stock.

Delaware General Corporation Law Section 203

We have expressly elected not to be governed by the provisions of Section 203 of the Delaware General Corporation Law, which is a Delaware statute that (if applicable) may serve to prevent or deter an unsolicited takeover of the Company.

Transfer Agent and Registrar

                                  is the transfer agent and registrar for our common stock.

Listing

We have applied to list our common stock on the NASDAQ Global Select Market under the symbol “ODT.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our units. Future sales of our common stock, including shares issued upon the exercise of options or warrants, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after consummation of this offering due to contractual and legal restrictions on resale described below. Future sales of our common stock in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.

Sale of Restricted Shares

Immediately following the consummation of this offering, we will have an aggregate of                 shares of common stock outstanding. Of the outstanding shares of our common stock, the                 shares sold in this offering (or                 shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined in Rule 144 of the Securities Act, may generally be sold only in compliance with the limitations described below. All remaining shares of equity securities held by existing stockholders immediately prior to the closing of this offering will be “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, which rules are summarized below.

Lock-Up Agreements

We and all of our directors and officers, as well as the other holders of substantially all shares of our common stock outstanding immediately prior to the completion of this offering, have agreed with the underwriters that, for a period of 180 days following the date of this prospectus, subject to certain exceptions, we and they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any of our membership interests or shares of common stock, or any options or warrants to purchase any shares of our membership interests or common stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of our membership interests or common stock. Goldman Sachs & Co. LLC and Jefferies LLC may, in their sole discretion, release all or any portion of the shares from these restrictions.

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least 6 months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market (subject to the lock-up agreement referred to above, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to above, if applicable). In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least 6 months are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our equity interests that does not exceed the greater of:

•	one percent of the number of equity interests then outstanding, which will equal approximately shares of equity interests immediately after this offering (calculated on the basis of the assumptions described above and assuming no exercise of the underwriter’s option to purchase additional shares of common stock); or

•	the average weekly trading volume of our common stock on the NASDAQ Global Select Market during the 4 calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted securities have entered into lock-up agreements as referenced above and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 under the Securities Act before the effective date of the registration statement of which this prospectus is a part (to the extent such common stock is not subject to a lock-up agreement) is entitled to rely on Rule 701 to resell such shares beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act in reliance on Rule 144, but without compliance with the holding period requirements contained in Rule 144. Accordingly, subject to any applicable lock-up agreements, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, under Rule 701, persons who are not our “affiliates,” as defined in Rule 144 may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our “affiliates” may resell those shares without compliance with Rule 144’s minimum holding period requirements (subject to the terms of the lock-up agreements referred to above, if applicable).

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering. The discussion does not purport to be a complete analysis of all potential tax consequences. The consequences of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws, are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated under the Code, judicial decisions and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (“IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including without limitation the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the U.S.;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk-reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	holders of Odonate Therapeutics, LLC membership units that are converted into Odonate Therapeutics, Inc. common stock as a result of the Conversion; and

•	tax-qualified retirement plans.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

This discussion is for informational purposes only and is not tax advice. Investors should consult their tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. Federal estate or gift tax laws or under the laws of any state, local or non-U.S. Taxing jurisdiction or under any applicable income tax treaty.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity or arrangement classified as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation created or organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that: (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code); or (ii) has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we have no present intention to pay cash dividends on our common stock. If, however, we do make distributions of cash or property on our common stock, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes the applicable withholding agent with a valid IRS Form W-8BEN or W-8BEN-E (or suitable successor or substitute form), as applicable, certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaties.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (or, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the U.S. to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or a suitable successor or substitute form) certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S.

However, any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussion below regarding backup withholding and the Foreign Account Tax Compliance Act (“FATCA”), a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (or, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the U.S. to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the U.S. for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the U.S.), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we currently are not, and we do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, we cannot assure you that we will not become a USRPHC upon or after the Conversion. Even if we become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded” on an “established securities market” (as such terms are defined by applicable Treasury Regulations), and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the 5-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period. If we are determined to be a USRPHC and the foregoing exception does not apply, the Non-U.S. Holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock generally will not be subject to backup withholding provided the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S. Holder is a U.S. person and the Non-U.S. Holder certifies its non-U.S. status by furnishing a valid IRS Form W-8BEN, W-8BEN-E, W-8ECI, or other applicable IRS form, or otherwise establishes an exemption. Information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Information reporting and, depending on the circumstances, backup withholding generally will apply to the proceeds of the sale or other taxable disposition of our common stock within the U.S. or conducted through certain U.S.-related brokers, unless the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the U.S. generally will not be subject to backup withholding or information reporting.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless: (i) the foreign financial institution undertakes certain diligence and reporting obligations; (ii) the non-financial foreign entity either certifies it does not have any “substantial U.S. owners” (as defined in the Code) or furnishes identifying information regarding each substantial U.S. owner; or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified U.S. persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock and, beginning on January 1, 2019, will apply to payments of gross proceeds from the sale or other disposition of such stock.

Prospective investors should consult their tax advisors regarding the potential application of withholding tax under FATCA to their investment in our common stock.

UNDERWRITING

The Company and the underwriters named below will enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and Jefferies LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Jefferies LLC
Cowen and Company, LLC

Total

The underwriters will be committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below, unless and until this option is exercised.

The underwriters will have an option to buy up to an additional                 shares from the Company to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                 additional shares.

Paid by the Company	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $        per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The Company and its officers, directors and holders of substantially all of the Company’s common stock outstanding immediately prior to the offering have agreed or will agree with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

The Company has applied to list the common stock on the NASDAQ Global Select Market under the symbol “ODT.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of, common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short-covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on NASDAQ, in the over-the-counter market or otherwise.

The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $        million. The Company will also agree to reimburse the underwriters for certain of their expenses in an amount up to $        .

The Company will agree to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the Company and to persons and entities with relationships with the Company, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the Company (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the Company. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a “Relative Member State”), an offer to the public of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our common stock may be made at any time under the following exemptions under the Prospectus Directive:

•	To any legal entity that is a qualified investor as defined in the Prospectus Directive;

•	To fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

•	In any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided, that no such offer of shares of our common stock shall result in a requirement for the publication by us or any placement agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression of an “offer to public” in relation to our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase our common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU and includes any relevant implementing measure in the Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed at qualified investors who are: (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) high-net-worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “Relevant Persons”). Any investment or investment activity to which this prospectus relates is available only to Relevant Persons and will only be engaged with Relevant Persons. Any person who is not a Relevant Person should not act or rely on this prospectus or any of its contents.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal who are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory with respect to these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than: (i) in circumstances that do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or that do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”); (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder; or (iii) in other circumstances that do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares that are, or are intended to be, disposed of only to persons outside Hong Kong or “professional investors” in Hong Kong.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than: (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA; (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person that is a corporation (that is not an accredited investor (as defined in Section 4A of the SFA))

the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA, except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA); (ii) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA; (iii) where no consideration is or will be given for the transfer; (iv) where the transfer is by operation of law; (v) as specified in Section 276(7) of the SFA; or (vi) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person that is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments, and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA, except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA); (ii) where such transfer arises from an offer that is made on terms that such rights or interest are acquired for consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets); (iii) where no consideration is or will be given for the transfer; (iv) where the transfer is by operation of law; (v) as specified in Section 276(7) of the SFA; or (vi) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (“FIEA”). The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Gibson, Dunn & Crutcher LLP, San Francisco, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Menlo Park, California.

EXPERTS

The financial statements of Odonate Therapeutics, LLC as of December 31, 2015 and 2016 and for each of the years in the two-year period ended December 31, 2016 have been audited by Squar Milner LLP, an independent registered public accounting firm, as stated in their report thereon and included in this prospectus and registration statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents. A copy of the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon the payment of fees prescribed by it. You may call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference facilities. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

Upon completion of this offering, we will become subject to the information and periodic and current reporting requirements of the Exchange Act, and in accordance therewith, will file periodic and current reports, proxy statements and other information with the SEC. The registration statement, such periodic and current reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s website at www.sec.gov.

ODONATE THERAPEUTICS, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Odonate Therapeutics, LLC

We have audited the accompanying balance sheets of Odonate Therapeutics, LLC as of December 31, 2015 and 2016, and the related statements of operations, members’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Odonate Therapeutics, LLC at December 31, 2015 and 2016, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Squar Milner LLP

San Diego, California

September 29, 2017

ODONATE THERAPEUTICS, LLC

Balance Sheets

(in thousands, except unit amounts)

	December 31,		September 30, 2017
	2015	2016
			(unaudited)
Assets
Current assets:
Cash	$138	$2,599	$74,504
Prepaid expenses	2	268	1,091

Total current assets	140	2,867	75,595
Property and equipment, net	-	14	93
Other	-	-	827

Total assets	$140	$2,881	$76,515

Liabilities and Members’ Equity
Current liabilities:
Accounts payable	$29	$572	$1,004
Accrued expenses	-	26	2,327

Total current liabilities	29	598	3,331
Commitments and contingencies (Note 3)

Members’ equity:
Common units—461,354 units, 5,073,900 units and 8,854,478 units issued and outstanding at December 31, 2015 and 2016 and September 30, 2017 (unaudited), respectively	3,574	7,768	91,739
Incentive units—no units, 967,358 units and 1,182,975 units issued and outstanding at December 31, 2015 and 2016 and September 30, 2017 (unaudited), respectively	-	-	-
Non-cash contributed capital	-	1,063	4,991
Accumulated deficit	(3,463)	(6,548)	(23,546)

Total members’ equity	111	2,283	73,184

Total liabilities and members’ equity	$140	$2,881	$76,515

See accompanying notes.

ODONATE THERAPEUTICS, LLC

Statements of Operations

(in thousands, except unit and per unit amounts)

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
			(unaudited)
Operating expenses:
Research and development	$-	$2,622	$856	$14,862
General and administrative	158	463	283	2,136

Total operating expenses	158	3,085	1,139	16,998

Net loss attributable to common unitholders	$(158)	$(3,085)	$(1,139)	$(16,998)

Net loss per unit attributable to common unitholders:
Basic and diluted	$(0.34)	$(1.07)	$(0.53)	$(2.74)

Weighted average units outstanding:
Basic and diluted	461,354	2,881,211	2,144,979	6,213,610

See accompanying notes.

ODONATE THERAPEUTICS, LLC

Statements of Members’ Equity

(in thousands, except unit amounts)

	Common		Incentive		Non-Cash Contributed Capital	Accumulated Deficit	Total Members’ Equity
	Units	Amount	Units	Amount
Balance at December 31, 2014	461,354	$3,574	-	$-	$-	$(3,305)	$269
Net loss	-	-	-	-	-	(158)	(158)

Balance at December 31, 2015	461,354	3,574	-	-	-	(3,463)	111
Redemption of common units	(29,335)	(32)	-	-	-	-	(32)
Issuance of common units for cash, net of issuance costs	4,641,881	5,017	-	-	-	-	5,017
Non-cash contribution for expenses	-	-	-	-	1,012	-	1,012
Issuance of incentive units	-	-	967,358	-	-	-	-
Equity-based compensation	-	-	-	-	51	-	51
Distributions	-	(791)	-	-	-	-	(791)
Net loss	-	-	-	-	-	(3,085)	(3,085)

Balance at December 31, 2016	5,073,900	7,768	967,358	-	1,063	(6,548)	2,283
Issuance of common units for cash, net of issuance costs (unaudited)	3,780,578	83,971	-	-	-	-	83,971
Non-cash contribution for expenses (unaudited)	-	-	-	-	1,730	-	1,730
Issuance of incentive units, net (unaudited)	-	-	215,617	-	-	-	-
Equity-based compensation (unaudited)	-	-	-	-	2,198	-	2,198
Net loss (unaudited)	-	-	-	-	-	(16,998)	(16,998)

Balance at September 30, 2017 (unaudited)	8,854,478	$91,739	1,182,975	$-	$4,991	$(23,546)	$73,184

See accompanying notes.

ODONATE THERAPEUTICS, LLC

Statements of Cash Flows

(in thousands)

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
			(unaudited)
Cash flows from operating activities:
Net loss	$(158)	$(3,085)	$(1,139)	$(16,998)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	-	-	-	10
Equity-based compensation	-	51	24	2,198
Non-cash contribution for expenses	-	1,012	447	1,730
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(2)	(266)	(132)	(864)
Accounts payable	4	529	48	(50)
Accrued expenses	(9)	26	-	2,191

Net cash used in operating activities	(165)	(1,733)	(752)	(11,783)

Cash flows from investing activities:
Purchases of property and equipment	-	-	-	(68)

Net cash used in investing activities	-	-	-	(68)

Cash flows from financing activities:
Proceeds from issuance of common units, net of issuance costs	-	5,017	5,017	83,974
Redemption of common units	-	(32)	(32)	-
Initial public offering costs	-	-	-	(218)
Distributions	-	(791)	-	-

Net cash provided by financing activities	-	4,194	4,985	83,756

Net increase (decrease) in cash	(165)	2,461	4,233	71,905
Cash, beginning of period	303	138	138	2,599

Cash, end of period	$138	$2,599	$4,371	$74,504

Supplemental disclosure of cash flow information:
Issuance costs included in accounts payable and accrued expenses	$-	$-	$-	$571
Property and equipment purchases included in accounts payable	$-	$14	$-	$35

See accompanying notes.

ODONATE THERAPEUTICS, LLC

Notes to Financial Statements

1. Organization, Basis of Presentation and Summary of Significant Accounting Policies

Organization

Odonate Therapeutics, LLC (“Odonate” or the “Company”) was formed in Delaware in March 2013. Odonate is a pharmaceutical company dedicated to the development of best-in-class therapeutics that improve and extend the lives of patients with cancer. The Company’s initial focus is on the development of tesetaxel, a novel chemotherapy agent that belongs to a class of drugs known as taxanes, which are widely used in the treatment of cancer. Tesetaxel has several potential therapeutic advantages over currently available taxanes, including: oral administration with a low pill burden and a patient-friendly dosing regimen; a formulation that does not contain solubilizing agents that are known to cause hypersensitivity (allergic) reactions; and improved activity against chemotherapy-resistant tumors. Tesetaxel has been generally well tolerated in clinical studies and has demonstrated robust single-agent antitumor activity in two Phase 2 studies in patients with locally advanced or metastatic breast cancer (“MBC”). The Company expects to begin enrolling patients in a multinational, multicenter, randomized, Phase 3 study in MBC, known as CONTESSA, in the fourth quarter of 2017 and report top-line results from this study in 2020. The Company’s goal for tesetaxel is to develop an effective chemotherapy choice for patients that provides quality-of-life advantages over current alternatives.

Liquidity and Capital Resources

The Company has incurred net losses since its inception. For the year ended December 31, 2016, the Company incurred a net loss of $3.1 million and used $1.7 million of cash to fund operating activities. For the nine months ended September 30, 2017, the Company incurred a net loss of $17.0 million and used $11.8 million of cash to fund operating activities. As of September 30, 2017, the Company had an accumulated deficit of $23.5 million and cash of $74.5 million. Management expects net losses and negative cash flows to continue for at least the next year as the Company continues to incur costs related to the ongoing development of tesetaxel, which will include costs associated with the initiation and conduct of CONTESSA, a multinational, multicenter, randomized, Phase 3 study of tesetaxel in patients with locally advanced or metastatic breast cancer.

As of December 31, 2016, the Company adopted Accounting Standard Update (“ASU”) No. 2014-15, Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”), which requires management to evaluate whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern and to meet its obligations as they become due within one year from the date the financial statements are issued. Based on the Company’s cash and working capital as of September 30, 2017, and the Company’s current operating plans and projections, management believes that the available cash will be sufficient to fund operations for at least 12 months from the date these financial statements are issued. However, to fund future operations to the point at which the Company is able to generate positive cash flow from sales of tesetaxel or other potential product candidates, the Company will need to raise significant additional capital. The amount and timing of future funding requirements will depend on many factors, including the timing and results of the Company’s ongoing development efforts, the potential expansion of the Company’s current development programs, potential new development programs and related general and administrative support. Management anticipates that the Company will seek to fund its operations through public and private equity and debt financings or other sources, such as potential licenses or other collaboration agreements. Management cannot provide any assurances that anticipated additional financing will be available to the Company on favorable terms, or at all. Although the Company has been successful in obtaining financing through equity securities offerings, there can

ODONATE THERAPEUTICS, LLC

Notes to Financial Statements

be no assurance that it will be able to do so in the future. If the Company is unable to raise additional capital to fund its clinical development and commercialization of tesetaxel, if approved, and other business activities, the Company could be forced to abandon one or more programs and curtail its operations.

Use of Estimates

The Company’s financial statements are prepared in accordance with generally accepted accounting principles in the U.S. (“GAAP”). The preparation of the Company’s financial statements requires it to make estimates and assumptions that impact the reported amounts of assets, liabilities and expenses and the disclosure of contingent assets and liabilities in the Company’s financial statements and accompanying notes. The most significant estimates in the Company’s financial statements relate to accrued expenses and equity-based compensation. These estimates and assumptions are based on current facts, historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources. Actual results may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected.

Reverse Split

In August 2016, the Company completed a reverse split pursuant to which one common unit was issued for every 50 units outstanding before the split. The accompanying financial statements and notes to the financial statements give retroactive effect to the reverse split for all periods presented.

Unaudited Interim Financial Information

The accompanying interim balance sheet as of September 30, 2017, the statements of operations and cash flows for the nine months ended September 30, 2016 and 2017 and the statement of members’ equity for the nine months ended September 30, 2017 and the related footnote disclosures are unaudited. In management’s opinion, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company’s financial position as of September 30, 2017 and its results of operations and cash flows for the nine months ended September 30, 2016 and 2017 in accordance with GAAP. The results for the nine months ended September 30, 2017 are not necessarily indicative of the results expected for the full fiscal year or any other interim period.

Segment Reporting

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. The Company views its operations and manages its business in one operating segment.

Fair Value Measurements

The accounting guidance defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on

ODONATE THERAPEUTICS, LLC

Notes to Financial Statements

either a recurring or non-recurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1:	Observable inputs such as quoted prices in active markets.

Level 2:	Inputs, other than the quoted prices in active markets that are observable either directly or indirectly.

Level 3:	Unobservable inputs for which there are little or no market data, which require the reporting entity to develop its own assumptions.

The carrying amounts of the Company’s cash, prepaid expenses, accounts payable and accrued expenses are considered to be representative of their respective fair values because of the short-term nature of those instruments. As of December 31, 2015 and 2016 and September 30, 2017, the Company had no financial assets or liabilities measured at fair value on a recurring basis.

Cash

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. The Company maintains its cash in a checking account. As of December 31, 2015 and 2016 and September 30, 2017, the Company held no cash equivalents.

Concentrations of Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Property and Equipment

Property and equipment, generally consisting of office equipment and software, is stated at cost and depreciated on a straight-line basis over the estimated useful life of the related assets.

Research and Development Expenses

Research and development expenses consist primarily of costs associated with the development of the Company’s product candidates and include salaries, benefits, travel and other related cost, including equity-based compensation expenses, for personnel engaged in research and development functions; expenses incurred under agreements with contract research organizations (“CROs”), investigative sites and consultants that conduct the Company’s preclinical and clinical studies; manufacturing development and scale-up expenses and the cost of acquiring and manufacturing clinical study materials and commercial materials, including manufacturing registration and validation batches; payments to consultants engaged in the development of our product candidates, including equity-based compensation, travel and other expenses; costs related to compliance with quality and regulatory requirements; research and development facility-related expenses, which include direct and allocated expenses and other related costs.

ODONATE THERAPEUTICS, LLC

Notes to Financial Statements

Research and development expenses are charged to operations as incurred when these expenditures relate to the Company’s research and development efforts and have no alternative future uses. Payments made prior to the receipt of goods or services to be used in research and development are capitalized until the goods or services are received.

Patent Costs

Costs related to filing and pursuing patent applications are recorded as general and administrative expenses and expensed as incurred since recoverability of such expenditures is uncertain.

Equity-based Compensation

The Company issues incentive units, considered “profits interests” within the meaning of U.S. federal and state tax rules, at various times to employees, consultants and certain directors. Equity-based compensation expense represents the cost of the grant-date fair value of employee awards recognized over the requisite service period of the awards (usually the vesting period) on a straight-line basis. The Company accounts for awards to non-employees using the fair value approach. Non-employee awards are subject to periodic revaluation over their vesting terms.

Income Taxes

The Company has operated as a limited liability company (“LLC”). An LLC combines a corporation’s protection from personal liability for business debts along with the pass-through tax structure of a partnership or sole proprietorship. Business income passes through the business to the LLC members, who report their share of profits or losses on their individual income tax returns. Accordingly, no provision for income taxes is reflected in the Company’s financial statements. The Company’s tax returns are subject to examination by federal and state taxing authorities. If such examinations result in adjustments to the income or expense amounts, the amounts allocated to the LLC members could be adjusted accordingly.

The Company files income tax returns in the U.S. and various state jurisdictions. The Company evaluates tax positions taken or expected to be taken in the course of preparing its tax returns and disallows the recognition of tax positions not deemed to meet a “more-likely-than-not” threshold of being sustained by the applicable tax authority. The Company does not believe there are any tax positions taken within the financial statements that would not meet this threshold. The Company’s policy is to record interest and penalties, if any, related to uncertain tax positions as a component of general and administrative expenses. The Company is not currently undergoing a tax audit in any federal or state jurisdiction. However, the tax years 2014 through 2016 remain open to examination for federal income tax purposes and by the other major taxing jurisdictions.

Comprehensive Loss

Comprehensive loss is defined as a change in equity during a period from transactions and other events and circumstances from non-owner sources. There have been no items qualifying as other comprehensive loss, and, therefore, for all periods presented, the Company’s comprehensive loss was the same as its reported net loss.

ODONATE THERAPEUTICS, LLC

Notes to Financial Statements

Recent Accounting Pronouncements

In August 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”). The new standard requires management to assess, at each annual and interim reporting period, an entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to provide related footnote disclosures. The amendments are effective for public business entities for fiscal years ending after December 15, 2016. The Company adopted this guidance during the year ended December 31, 2016 with no material impact on its financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). This guidance requires recognition of lease assets and lease liabilities on the balance sheet and disclosure of key information about leasing arrangements. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018 and interim periods thereafter. Early adoption is permitted. The guidance is required to be adopted at the earliest period presented using a modified retrospective approach. The Company is evaluating the impact the adoption of ASU 2016-02 will have on its financial statements and disclosures.

In March 2016, the FASB issued ASU No. 2016-09, Stock Compensation (“ASU 2016-09”). This guidance identifies areas for simplification involving several aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, an option to estimate forfeitures or recognize actual forfeitures as they occur, as well as certain classifications on the statement of cash flows. ASU 2016-09 is effective for annual reporting periods beginning after December 15, 2016 and interim periods thereafter. The Company adopted this guidance prospectively during the year ended December 31, 2016 with no material impact on its financial statements and disclosures.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). ASU 2016-15 is intended to address how certain cash receipts and cash payments are presented and classified in the statement of cash flows. This update addresses 8 specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company adopted this guidance prospectively during the year ended December 31, 2016 with no material impact on its financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”). ASU 2016-18 is intended to address diversity in practice that exists in the classification and presentation of changes in restricted cash on the statement of cash flows. The amendments require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company adopted this guidance prospectively during the year ended December 31, 2016 with no material impact on its financial statements.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”). The purpose of the amendment is to clarify the

ODONATE THERAPEUTICS, LLC

Notes to Financial Statements

definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions of assets or businesses. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company is evaluating the impact the adoption of ASU 2017-01 will have on its financial statements and disclosures.

Net Loss per Unit

The Company calculates net loss per unit under the two-class method. The Company has two forms of participating securities: common units and incentive units. However, incentive units, which are considered “profits interests,” do not participate in distributed or undistributed net losses because they are not contractually obligated to do so. Therefore, net loss per unit is presented solely with respect to those losses attributable to common units.

Basic net loss per unit is calculated by dividing net loss attributable to common units by the weighted average common units outstanding during the period, without consideration of common-unit equivalents. Diluted net loss per unit is calculated by adjusting weighted average units outstanding for the dilutive effect of common-unit equivalents outstanding for the period. For purposes of the diluted net loss per unit calculation, incentive units are considered to be common-unit equivalents but are excluded from the calculation of diluted net loss per common unit if their effect would be anti-dilutive.

2. Accrued Expenses

Accrued expenses consist of the following (in thousands):

	December 31,		September 30,
	2015	2016	2017
Accrued compensation and related expenses	$-	$26	$1,008
Other accrued expenses	-	-	1,319

	$-	$26	$2,327

3. Commitments and Contingencies

Commitments

The Company enters into contracts in the normal course of business with CROs, contract development and manufacturing organizations and other service providers and vendors. These contracts generally provide for termination on notice and, therefore, are cancelable contracts and not considered contractual obligations and commitments.

Contingencies

From time to time, the Company may become subject to claims and litigation arising in the ordinary course of business. The Company is not a party to any material legal proceedings, nor is it aware of any pending or threatened litigation.

ODONATE THERAPEUTICS, LLC

Notes to Financial Statements

4. Members’ Equity

Operating Agreement

The Company’s operating agreement, as amended and restated, provides for classes of units, allocation of profits and losses, distribution preferences, other member rights and the management of the LLC. The operating agreement designates common units and incentive units. The incentive units are non-voting and members are limited in their liability to their capital contributions.

Distributions

Distributions will be made to each unitholder based on such unitholder’s pro-rata share of total outstanding units; however, incentive units are subject to threshold limitations. Further, no distribution shall be made to a member to the extent it would cause such member to have a deficit capital account. Distributions to unvested incentive units are credited to a memorandum account and, subject to such incentive units becoming vested, distributed at the time of the next distribution to the common units. The Company made a one-time distribution to common unitholders of $0.8 million in December 2016.

Common Unit Sales and Capital Contributions

In 2013, the Company raised $1.8 million (net of $26,000 of issuance costs) in cash and received contributions of secured promissory notes issued by Genta Incorporated with an aggregate fair value of $1.8 million (the “Genta Notes”) through the sale of 461,354 common units at $7.80 per common unit. The Genta Notes were used to acquire tesetaxel from the Genta Incorporated bankruptcy estate. The cash proceeds were used for the payment of legal and organizational costs incurred of $1.0 million.

In June 2016, the Company raised $5.0 million in cash (net of $15,000 of issuance costs) through the sale of 4,641,881 common units at $1.08 per common unit to certain existing investors. During June 2016, the Company also redeemed 29,335 common units for an aggregate of $32,000.

In March 2017, the Company raised $10.0 million in cash (net of $14,000 of issuance costs) through the sale of 1,296,512 common units at $7.71 per common unit to certain existing investors.

In September 2017, the Company raised $74.0 million in cash (net of $15,000 of issuance costs) through the sale of 2,484,066 common units at $29.79 per common unit to new and certain existing investors.

For the year ended December 31, 2016 and the nine months ended September 30, 2016 and 2017, the Company recorded non-cash contribution for expenses of $1.0 million, $0.4 million and $1.7 million, respectively, related to certain costs incurred on behalf of the Company and recorded corresponding increases to non-cash contributed capital (see Note 7).

5. Equity Incentive Plan

On August 4, 2016, the Company adopted the Odonate Management Holdings Equity Incentive Plan (the “Plan”) in order to allow for directors, officers, employees and consultants of Odonate (the “Plan Participants”) to share in the performance of the Company. The incentive units issued under the Plan were issued to Odonate Management Holdings, LLC, which issues incentive units to the Plan Participants on the same terms and conditions. The incentive units generally vest over 4 years, are subject to continued service requirements and only provide the Plan Participants with benefits (in the form of distributions) if the distributions from Odonate exceed specified base prices. Generally, upon

ODONATE THERAPEUTICS, LLC

Notes to Financial Statements

termination of services, all unvested incentive units are forfeited to the Company. Further, certain incentive units granted in the year ended December 31, 2016 contained anti-dilution provisions that would have required additional incentive units to be provided to the incentive unitholder upon specified levels of dilution. In 2017, as a result of the September 2017 Financing, the existing anti-dilution provisions expired.

The activity of unvested incentive units under the Plan are summarized as follows:

	Incentive Unit Vesting	Weighted Average Base Price per Incentive Unit
Unvested at December 31, 2015	-	-
Granted	967,358	$1.08
Vested	-	-

Unvested at December 31, 2016	967,358	$1.08
Granted	515,587	$5.17
Vested	(180,148)	$1.08
Forfeited	(299,970)	$1.08

Unvested at September 30, 2017	1,002,827	$3.19

The outstanding incentive units are summarized as follows:

As of	Incentive Units Outstanding	Vested Incentive Units Outstanding	Unvested Incentive Units Outstanding	Weighted Average Base Price Per Incentive Unit Outstanding
December 31, 2015	-	-	-	$-
December 31, 2016	967,358	-	967,358	$1.08
September 30, 2017	1,182,975	180,148	1,002,827	$2.87

For the years ended December 31, 2015 and 2016 and the nine months ended September 30, 2016, there was no intrinsic value of vested incentive units as no incentive units had vested. As of September 30, 2017, the intrinsic value of vested incentive units was $5.2 million.

For the years ended December 31, 2015 and 2016 and the nine months ended September 30, 2016 and 2017, the weighted average grant-date fair value per incentive unit was $0, $0.49, $0.50 and $12.05, respectively. The Company estimated the fair value of each incentive unit grant on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
			(unaudited)
Expected volatility	-	78%-79%	-	73-76%
Expected life	-	6-10 years	-	6-10 years
Risk-free interest rate	-	1.3%-2.5%	-	2.0%-2.3%
Expected dividend yield	-	0%	-	0%

ODONATE THERAPEUTICS, LLC

Notes to Financial Statements

Expected Volatility. Due to the Company’s lack of a public market for the trading of its common units and lack of Company-specific historical or implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of similar companies in the life sciences industry the shares of which are publicly traded. The Company selected the peer group based on comparable characteristics, including development stage, product pipeline and enterprise value. The Company computed historical volatility data using the daily closing prices for the selected companies’ shares during the equivalent period of the calculated expected term of the equity-based awards. The Company will continue to apply this process until a sufficient amount of historical information regarding the volatility of its own unit price becomes available.

Expected Life. The expected life represents the period that the incentive units were expected to be outstanding. It is based on the “simplified method” for developing the estimate of the expected life. Under this approach, the expected life is presumed to be the midpoint between the average vesting date and the end of the contractual term.

Risk-free Interest Rate. The Company bases the risk-free interest rate assumption on U.S. Treasury constant maturities with maturities similar to those of the expected term of the incentive unit being valued.

Expected Dividend Yield. The Company bases the expected dividend yield assumption on the fact that it has never paid, and does not expect to pay, dividends in the foreseeable future.

In addition to assumptions used in the Black-Scholes option-pricing model, the Company estimates a forfeiture rate to calculate the equity-based compensation expense for incentive units. The forfeiture rate is based on an analysis of actual and estimated forfeitures.

The classification of equity-based compensation expense is summarized as follows (in thousands):

	Year Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017
			(unaudited)
Equity-based compensation expense:
Research and development	$-	$51	$24	$2,066
General and administrative	-	-	-	132

Total equity-based compensation expense	$-	$51	$24	$2,198

As of December 31, 2016, total compensation cost related to non-vested incentive units was $0.4 million, which will be recognized over a weighted average period of 3.7 years. As of September 30, 2017 total compensation cost related to unvested incentive units was $6.5 million, which will be recognized over a weighted average period of 3.3 years.

6. License Agreement

In 2013, the Company licensed rights to tesetaxel in all major markets from Daiichi Sankyo Company, Limited (“Daiichi Sankyo”), the original inventor of the product. Under the Daiichi Sankyo license agreement, the Company is obligated to use commercially reasonable efforts to develop and commercialize tesetaxel in the following countries: France, Germany, Italy, Spain, the United Kingdom

ODONATE THERAPEUTICS, LLC

Notes to Financial Statements

and the U.S. The Company is required to make aggregate future milestone payments of up to $31.0 million, contingent on attainment of certain regulatory milestones. Additionally, the Company will pay Daiichi Sankyo a tiered royalty that ranges from the low to high single digits, depending on annual net sales of tesetaxel.

7. Related Party Transactions

Commencing in 2016, the Company received certain services and other benefits from an affiliate (the “Affiliate”) of the Chairman and Chief Executive Officer of the Company. The Company was not charged any fees for these services and other benefits, which included personnel costs for research and development and administrative functions, rent and facility costs, and other direct expenses. For the years ended December 31, 2015 and 2016 and the nine months ended September 30, 2016 and 2017, the Company recorded expenses of $0, $1.0 million, $0.4 million and $1.7 million, respectively, for services and other benefits provided without charge to the Company, which amounts were recorded as corresponding increases to non-cash contributed capital. Personnel costs were based on actual costs incurred by the Affiliate, which were allocated based on the estimated percentage of time employees spent on Odonate on an employee-by-employee basis. Rent and facility costs were based on actual costs incurred by the Affiliate and allocated based on the Company’s use of shared space based on headcount. Other direct expenses paid by the Affiliate were specifically identifiable to the Company and were allocated directly to the Company. The Chairman and Chief Executive Officer of the Company has elected to receive an annual salary of $1.00 and to not receive any bonuses, equity or other compensation.

Management believes that the method used to allocate costs is a fair and reasonable reflection of the utilization of the services provided to, or the benefit received by, the Company during the periods presented. The allocations may not, however, reflect the expense that the Company would have incurred without these services for the periods presented. Actual costs that may have been incurred if the Company had not received these services would depend on a number of factors, including strategic decisions in the areas of hiring, facility location and whether to or not to outsource certain functions.

8. 401(k) Plan

During 2016, the Company adopted a defined contribution 401(k) plan available to eligible employees. Employee contributions are voluntary and are determined on an individual basis, limited to the maximum amount allowable under U.S. federal tax regulations. The Company makes a mandatory annual contribution of 3% of the eligible employees’ compensation to the 401(k) plan. In addition, the Company makes matching contributions of up to 6% of the eligible employees’ compensation to the 401(k) plan. For the year ended December 31, 2016 and for the nine months ended September 30, 2016 and 2017, the Company incurred costs of $12,000, $0 and $0.1 million, respectively, related to the 401(k) plan.

                         Shares

Odonate Therapeutics, Inc.

Common Stock

Goldman Sachs & Co. LLC

Jefferies

Cowen

Through and including                 , 2017 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee and the FINRA filing fee.

Amount To Be Paid
SEC registration fee	$	*
FINRA filing fee		*
NASDAQ listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

Total	$

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

The Company is currently a Delaware limited liability company. As part of the “Conversion” described in the prospectus contained in this registration statement, the Company will become a Delaware corporation. Section 145(a) of the Delaware General Corporation Law (the “DGCL”) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Further subsections of DGCL Section 145 provide that:

(1)	to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (i) and (ii) of Section 145 or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses, including attorneys’ fees, actually and reasonably incurred by such person in connection therewith;

(2)	the indemnification and advancement of expenses provided for pursuant to Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise; and

(3)	the corporation shall have the power to purchase and maintain insurance of behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

As used in this Item 14, the term “proceeding” means any threatened, pending or completed action, suit or proceeding, whether or not by or in the right of the Company, and whether civil, criminal, administrative, investigative or otherwise.

Section 145 of the DGCL makes provision for the indemnification of officers and directors in terms sufficiently broad to indemnify officers and directors of the Company under certain circumstances from liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. The Company’s organizational documents provide, in effect, that, to the fullest extent and under the circumstances permitted by Section 145 of the DGCL, the Company will indemnify any and all of its officers and directors. Before the completion of this offering, the Company intends to enter into indemnification agreements with its officers and directors. The Company may, in its discretion, similarly indemnify its employees and agents. The Company’s certificate of incorporation also relieves its directors from monetary damages to the Company or its stockholders for breach of such director’s fiduciary duty as a director to the fullest extent permitted by the DGCL. Under Section 102(b)(7) of the DGCL, a corporation may relieve its directors from personal liability to such corporation or its stockholders for monetary damages for any breach of their fiduciary duty as directors except (i) for a breach of the duty of loyalty, (ii) for failure to act in good faith, (iii) for intentional misconduct or knowing violation of law, (iv) for willful or negligent violations of certain provisions in the DGCL imposing certain requirements with respect to stock repurchases, redemptions and dividends or (v) for any transactions from which the director derived an improper personal benefit.

The Company has purchased insurance policies that, within the limits and subject to the terms and conditions thereof, cover certain expenses and liabilities that may be incurred by directors and officers in connection with proceedings that may be brought against them as a result of an act or omission committed or suffered while acting as a director or officer of the Company.

The form of Underwriting Agreement, to be entered into in connection with this offering and to be attached as Exhibit 1.1 hereto, provides for the indemnification by the underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, and affords certain rights of contribution with respect thereto.

Item 15. Recent Sales of Unregistered Securities.

Since January 1, 2014, we have made the following sales of unregistered securities.

In June 2016, the Company raised $5.0 million in cash through the sale of 4,641,881 common units at $1.08 per common unit to selected accredited and institutional investors, which would be approximately              shares at a price of $         per share on a post-Conversion basis.

In March 2017, the Company raised $10.0 million in cash through the sale of 1,296,512 common units at $7.71 per common unit to selected accredited and institutional investors, which would be approximately              shares at a price of $         per share on a post-Conversion basis.

In September 2017, the Company raised $74.0 million through the sale of 2,484,066 common units at $29.79 per common unit to selected accredited and institutional investors, which would be approximately              shares at a price of $     per share on a post-Conversion basis.

The offer and sale of all securities listed in this Item 15 was made to a limited number of accredited investors and qualified institutional buyers in reliance upon exemptions from the registration requirements pursuant to Section 4(a)(2) under the Securities Act and Regulation D promulgated under the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement

3.1*	Form of Certificate of Incorporation of the Company, to be in effect upon closing of the Company’s initial public offering

3.2*	Form of Bylaws of the Company, to be in effect upon closing of the Company’s initial public offering

5.1*	Opinion of Gibson, Dunn & Crutcher, LLP

10.1*+	Limited Liability Company Operating Agreement of Odonate Holdings, LLC

10.2*+	Form of Unit Award Agreement

10.3*+	2017 Stock Option Plan

10.4*+	Form of Stock Option Award

10.5*+	2017 Employee Stock Purchase Plan

10.6*#	License Agreement, dated as of June 3, 2013, with Daiichi Sankyo Company, Limited

10.7*+	Form of Indemnification Agreement to be entered into between Odonate Therapeutics, Inc. and each of its directors and executive officers

23.1*	Consent of Squar Milner LLP

23.2*	Consent of Gibson, Dunn & Crutcher, LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

*	To be filed by amendment
+	Indicates a management contract or compensatory plan or arrangement
#	Confidential treatment to be requested for portions of this exhibit

(b) No financial statement schedules are provided because the information called for is not required or is shown in the financial statements or the notes thereto.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

(2)	For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on                 , 2017.

Odonate Therapeutics, LLC

By:
Kevin C. Tang Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Kevin C. Tang and John G. Lemkey, and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, to sign in any and all capacities (including, without limitation, the capacities listed below), the registration statement, any and all amendments (including post-effective amendments) to the registration statement and any and all successor registration statements of Odonate Therapeutics, LLC or Odonate Therapeutics, Inc., including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and anything necessary to be done to enable Odonate Therapeutics, LLC and Odonate Therapeutics, Inc. to comply with the provisions of the Securities Act and all the requirements of the Securities and Exchange Commission, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute, or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities set forth opposite their names and on the date indicated above.

Signature	Title	Date

Kevin C. Tang	Chairman and Chief Executive Officer (principal executive officer)	, 2017

John G. Lemkey	Chief Financial Officer (principal financial and accounting officer)	, 2017

Jeff L. Vacirca, M.D.	Director, Vice Chairman	, 2017

Aaron I. Davis	Director	, 2017

Signature	Title	Date

Craig A. Johnson	Director	, 2017

Robert H. Rosen	Director	, 2017

George F. Tidmarsh, M.D., Ph.D.	Director	, 2017